    As filed with the Securities and Exchange Commission on January 27, 1998


                                                         Registration No. 333-
==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                                  PHYCOR, INC.

             (Exact Name of Registrant as Specified in its Charter)

         TENNESSEE                                8099                         62-1344801
(State or Other Jurisdiction of         (Primary Standard Industrial        (I.R.S. Employer
Incorporation or Organization)           Classification Code Number)      Identification Number)

                        30 BURTON HILLS BLVD., SUITE 400
                           NASHVILLE, TENNESSEE 37215
                                 (615) 665-9066

               (Address, Including Zip Code, and Telephone Number
        Including Area Code, of Registrant's Principal Executive Offices)

                                 JOSEPH C. HUTTS
                             CHAIRMAN OF THE BOARD,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  PHYCOR, INC.
                      30 BURTON HILLS BOULEVARD, SUITE 400
                           NASHVILLE, TENNESSEE 37215
                                                           (615) 665-9066

            (Name, Address, Including Zip Code, and Telephone Number
                   Including Area Code, of Agent for Service)

                              --------------------

                                   COPIES TO:

           J. CHASE COLE, ESQ.                     SCOTT L. GELBAND, ESQ.
     WALLER LANSDEN DORTCH & DAVIS,                    PERKINS COIE LLP
A PROFESSIONAL LIMITED LIABILITY COMPANY             1201 THIRD AVENUE
          NASHVILLE CITY CENTER                           40TH FLOOR
      511 UNION STREET, SUITE 2100              SEATTLE, WASHINGTON  98101-3099
       NASHVILLE, TENNESSEE 37219                        (206) 583-8888
             (615) 244-6380

                              --------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and the effectiveness of the Merger described in the Prospectus included herewith.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

---------------------------------------------
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
---------------------------------------------


                                                       CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Proposed Maximum
       Title of Each Class of         Amount to be      Proposed Maximum Offering       Aggregate Offering        Amount of
    Securities to be Registered        Registered          Price Per Share(1)               Price(1)         Registration Fee
-----------------------------------------------------------------------------------------------------------------------------------
      Shares of Common Stock,
            no par value            2,549,000 Shares          Not Applicable                $5,262,852             $1,553
-----------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of determining the amount of the registration fee in accordance with Rule 457(f)(2) under the Securities Act of 1933. Based upon the book value of the securities to be received by the Registrant in exchange for the Common Stock registered.

                              --------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
===============================================================================

                                 CareWise, Inc.
                                   Suite 2600
                                701 Fifth Avenue
                         Seattle, Washington 98104-7015


                                                     ___________________, 1998

Dear CareWise Stockholder:

         You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of CareWise, Inc. ("CareWise"), which will be held on ________________, 1998, at _______a.m., at 701 Fifth Avenue, Suite 2600,
Seattle, Washington 98104.

         At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement") among CareWise, PhyCor, Inc. ("PhyCor") and a subsidiary of PhyCor, and the merger of the PhyCor subsidiary with and into CareWise as provided for in the Merger Agreement (the "Merger"). As a result of the Merger, each share of common stock, $.001 par value per share (the "CareWise Common Stock"), and each share of preferred stock, $.001 par value per share (the "CareWise Preferred Stock"), of CareWise issued and outstanding immediately prior to the effective time of the Merger (other than shares held by persons who perfect their appraisal rights under Delaware law) shall be converted into the right to receive that number of shares of common stock, no par value per share, of PhyCor, calculated pursuant to an exchange ratio stated and more fully described in the accompanying Prospectus--Proxy Statement and Merger Agreement. Stockholders will receive cash in lieu of fractional shares.

         The Merger, as well as the exchange ratio, is more completely described in the accompanying Notice of Special Meeting of Stockholders and the Prospectus--Proxy Statement, and a copy of the Merger Agreement is attached as Annex A thereto.

         You should read carefully the accompanying Notice of Special Meeting of Stockholders and the Prospectus--Proxy Statement for details of the Merger and additional related information, including risk factors associated with becoming a shareholder of PhyCor as more fully described under the caption "Risk Factors" contained in pages 16 to 21 of the Prospectus--Proxy Statement.

         YOUR BOARD OF DIRECTORS HAS DETERMINED THE MERGER TO BE FAIR AND IN THE BEST INTERESTS OF CAREWISE AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS A VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

         The affirmative vote of the holders of shares representing a majority of the outstanding voting power of the CareWise Common Stock and two-thirds of the outstanding voting power of the CareWise Preferred Stock is necessary to approve the Merger Agreement and the Merger. Certain beneficial owners of shares representing, as of the close of business on __________, 1998, an aggregate of ____% of the voting power of CareWise Common Stock and ____% of the voting power of CareWise Preferred Stock have granted irrevocable proxies to certain officers of PhyCor allowing such persons to vote such shares in favor of the Merger Agreement and the Merger. Accordingly, approval thereof by the CareWise stockholders is assured.

         Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage prepaid envelope. If you attend the Special Meeting, you may vote in person if you wish, even though you previously have returned your proxy card. Your prompt cooperation will be greatly appreciated.

         Please do not send your share certificates with your proxy card. After approval of the Merger Agreement and the Merger by CareWise stockholders and satisfaction of all other conditions to the Merger, you will receive a transmittal form and instructions for the surrender and exchange of your shares.


                                                          Sincerely,



                                                          MICHAEL B. WEITZ
                                                          Secretary

                             YOUR VOTE IS IMPORTANT
         PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD

                                 CAREWISE, INC.
                                   SUITE 2600
                                701 FIFTH AVENUE
                         SEATTLE, WASHINGTON 98104-7015

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                       TO BE HELD ON _______________, 1998

TO THE STOCKHOLDERS OF CAREWISE, INC.:

         A Special Meeting of the Stockholders (the "Special Meeting") of CareWise, Inc., a Delaware corporation ("CareWise"), will be held on ___________,1998, at _______a.m., local time, at 701 Fifth Avenue, Suite 2600,
Seattle, Washington 98104, for the following purposes:

         1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of December 22, 1997 (the "Merger Agreement"), among CareWise, PhyCor/Health Merger Corp. ("Subsidiary") and PhyCor, Inc. ("PhyCor"), pursuant to which Subsidiary will be merged with and into CareWise upon the terms and subject to the conditions contained in the Merger Agreement (the "Merger"), with CareWise being the surviving corporation. Pursuant to the Merger Agreement, CareWise will become a wholly owned subsidiary of PhyCor, and each share of common stock, $.001 par value per share (the "CareWise Common Stock"), and each share of preferred stock, $.001 par value per share (the "CareWise Preferred Stock"), of CareWise issued and outstanding immediately prior to the effective time of the Merger (other than shares held by persons who perfect their appraisal rights under Delaware law) shall be converted into the right to receive that number of shares of common stock, no par value per share, of PhyCor, calculated pursuant to an exchange ratio stated and more fully described in the accompanying Prospectus--Proxy Statement and Merger Agreement. Stockholders will receive cash in lieu of fractional shares.

         The Merger, as well as the exchange ratio, is more completely described in the accompanying Notice of Special Meeting of Stockholders and the Prospectus--Proxy Statement, and a copy of the Merger Agreement is attached as Annex A thereto.

         2. To transact such other matters relating to the conduct of the Special Meeting or any adjournments or postponements thereof.

         Only holders of record of shares of CareWise Common Stock and CareWise Preferred Stock at the close of business on _________________, 1998, the record date for the Special Meeting (the "Record Date"), are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof.

         The affirmative vote of the holders of shares representing a majority of the outstanding voting power of the CareWise Common Stock and two-thirds of the outstanding voting power of the CareWise Preferred Stock is necessary to approve the Merger Agreement and the Merger. Certain beneficial owners of shares representing, as of the Record Date, an aggregate of ____% of the voting power of CareWise Common Stock and ____% of the voting power of CareWise Preferred Stock have granted irrevocable proxies to certain officers of PhyCor allowing such persons to vote such shares in favor of the Merger Agreement and the Merger. Accordingly, approval thereof by the CareWise stockholders is assured.

         Holders of CareWise Common Stock and CareWise Preferred Stock are entitled to appraisal rights as a result of the Merger. Holders who perfect appraisal rights may obtain payment of the fair value of their shares in accordance with Section 262 of the Delaware General Corporation Law, a copy of which is included in the accompanying Prospectus - Proxy Statement as Annex D. Management of CareWise anticipates that the Merger will be consummated in the first calendar quarter of 1998, subject to receipt of regulatory approvals and expiration of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See "THE MERGER-Conditions to the Merger" and "-Regulatory Approvals" in the accompanying Prospectus - Proxy Statement.

         Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage prepaid envelope. PLEASE DO NOT SEND ANY SHARE CERTIFICATES AT THIS TIME. Your proxy may be revoked at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Secretary of CareWise a written revocation bearing a later date, or by attending and voting at the Special Meeting.


                                    By Order of the Board of Directors,



                                    MICHAEL B. WEITZ
                                    Secretary

Seattle, Washington
____________, 1998

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                 Subject to Completion, Dated January 27, 1998

                         PROSPECTUS AND PROXY STATEMENT

                                2,549,000 Shares

                                  PHYCOR, INC.

                                  Common Stock

         This Prospectus-Proxy Statement (the "Prospectus-Proxy Statement") is being furnished to the holders of common stock, $.001 par value per share ("CareWise Common Stock"), and preferred stock, $.001 par value per share ("CareWise Preferred Stock"), of CareWise, Inc., a Delaware corporation ("CareWise"), in connection with the solicitation of proxies by the Board of Directors of CareWise, for use in connection with a special meeting of stockholders of CareWise (the "Special Meeting"), which is to be held on _____________________, 1998, or any adjournment(s) or postponement(s) thereof. At such meeting, the stockholders of CareWise will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of December 22, 1997, by and between PhyCor, Inc. ("PhyCor"), PhyCor/Health Merger Corp. (the "Subsidiary") and CareWise (the "Merger Agreement"), pursuant to which the Subsidiary would be merged with and into CareWise (the "Merger"), with CareWise being the surviving corporation. As a result of the Merger, each share of common stock, $.001 par value per share (the "CareWise Common Stock"), and each share of preferred stock, $.001 par value per share (the "CareWise Preferred Stock"), of CareWise issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Appraisal Shares, as defined below) shall be converted into the right to receive a number of shares of common stock, no par value per share, of PhyCor ("PhyCor
Common Stock") equal to (i) 2,549,000 (the "PhyCor Base Shares") divided by (ii) the sum of the shares of CareWise Common Stock, CareWise Preferred Stock and any options, rights or warrants to acquire shares of CareWise Common Stock or CareWise Preferred Stock, outstanding at the Effective Time (the "Exchange Ratio"). Stockholders will receive cash in lieu of fractional shares.

         The number of PhyCor Base Shares issuable as a result of the Merger (and in certain cases noted below, the Exchange Ratio) are subject to adjustment as follows:

           (i) In the event that the average of the daily closing prices of PhyCor Common Stock as traded on the Nasdaq National Market (or such other exchange on which the shares of PhyCor Common Stock shall then be listed) for the ten (10) trading days immediately preceding the business day immediately preceding the Effective Time (the "Average Price") shall be less than $24.00, then the PhyCor Base Shares shall be the quotient of 61,176,000 divided by the Average Price. This adjustment shall also affect the Exchange Ratio.

          (ii) In the event that the Average Price is more than $29.00, then the number of PhyCor Base Shares shall be the quotient of 73,921,000 divided by the Average Price. This adjustment shall also affect the Exchange Ratio.

         (iii) In the event that any holders of shares of CareWise Common Stock or CareWise Preferred Stock shall have perfected their rights for appraisal of their shares under Section 262 of the Delaware General Corporation Law (the "Appraisal Shares"), the PhyCor Base Shares shall be reduced proportionally, without affecting the Exchange Ratio.

          (iv) If any options, rights or warrants to purchase, or securities convertible or exchangeable into, shares of any class of capital stock of CareWise shall remain outstanding at the Effective Time, whether vested or unvested, the number of PhyCor Base Shares shall be reduced (without affecting the Exchange Ratio) by the nearest whole number of shares of PhyCor Common Stock issuable in the aggregate upon the exercise, conversion or exchange of all such outstanding securities.

         The CareWise Common Stock and CareWise Preferred Stock collectively shall be referred to as the CareWise Capital Stock.

         The affirmative vote of the holders of shares representing a majority of the outstanding voting power of the CareWise Common Stock and two-thirds of the outstanding voting power of the CareWise Preferred Stock is necessary to approve the Merger Agreement and the Merger. Certain beneficial owners of shares representing, as of the close of business on ___________, 1998 (the "Record Date"), an aggregate of ____% of the voting power of CareWise Common Stock and ____% of the voting power of CareWise Preferred Stock have granted irrevocable proxies to certain officers of

PhyCor allowing such persons to vote such shares in favor of the Merger Agreement and the Merger. Accordingly, approval thereof by the CareWise stockholders is assured. See "THE SPECIAL MEETING-Votes Required and THE MERGER--Interests of Certain Persons in the Merger."

         This Prospectus-Proxy Statement also constitutes a prospectus of PhyCor for the issuance of up to 2,549,000 shares of PhyCor Common Stock to be issued in connection with the Merger. Unless the context otherwise requires, all references to shares of PhyCor Common Stock in this Prospectus-Proxy Statement will include the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of February 18, 1994, between PhyCor and First Union National Bank. PhyCor Common Stock is listed and traded on the Nasdaq National Market under the symbol "PHYC." On ________________, 1998, the closing sales price for PhyCor Common Stock as reported on the Nasdaq National Market was $________ per share. The aggregate merger consideration based on such closing price is approximately $___________.

         This Prospectus-Proxy Statement and the form of Proxy are first being mailed to stockholders of CareWise on or about ___________________, 1998.

         SEE "RISK FACTORS" BEGINNING AT PAGE 16 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF SHARES OF CAREWISE CAPITAL STOCK.

THE SECURITIES TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED
  BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMIS-
        SION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
             OF THIS PROSPECTUS-PROXY STATEMENT. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        The date of this Prospectus-Proxy Statement is _____________, 1998.

                                TABLE OF CONTENTS

                                                                                                               PAGE

AVAILABLE INFORMATION.............................................................................................4

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.................................................................4

SUMMARY...........................................................................................................6

SELECTED CONSOLIDATED FINANCIAL DATA-CAREWISE....................................................................15

RISK FACTORS.....................................................................................................16
       Uncertainties in Integrating Business Operations and Achieving Benefits of the Merger.....................16
       No Assurance of Continued Rapid Growth....................................................................16
       Additional Financings.....................................................................................16
       Competition...............................................................................................17
       Dependence on Affiliated Physicians.......................................................................17
       Ability of CareWise to Secure Additional Contracts and Expand and Retain Existing Contracts...............17
       Risks Associated with Managed Care and Capitation; Reliance on Physician Networks.........................17
       Risks of Changes in Payment for Medical Services..........................................................17
       Additional Regulatory Risks...............................................................................18
       Increased Government Scrutiny of Health Care Arrangements.................................................19
       Risks Associated with Straub Clinic & Hospital, Incorporated Transaction..................................19
       Tax Audit.................................................................................................20
       Applicability of Insurance Regulations....................................................................20
       Risks Inherent in Provision of Medical Services...........................................................20
       Anti-takeover Considerations..............................................................................21

THE SPECIAL MEETING..............................................................................................22
       General...................................................................................................22
       Date, Place and Time......................................................................................22
       Record Date; Quorum.......................................................................................22
       Votes Required............................................................................................22
       Proxies, Proxy Solicitation...............................................................................23

THE MERGER.......................................................................................................24
       Terms of the Merger.......................................................................................24
       Background of the Merger..................................................................................25
       Reasons for the Merger; Recommendation of the Board of Directors..........................................28
       Opinion of BT Alex. Brown Incorporated....................................................................30
       Effective Time of the Merger..............................................................................35
       Exchange of Certificates..................................................................................35
       Representations and Warranties............................................................................36
       Conditions to the Merger..................................................................................37
       Regulatory Approvals......................................................................................37
       Certain Covenants.........................................................................................38
       Waiver and Amendment......................................................................................40
       Termination...............................................................................................40
       Interests of Certain Persons in the Merger................................................................40
       Accounting Treatment......................................................................................42
       Certain Federal Income Tax Consequences...................................................................42
       Resale of PhyCor Common Stock by Affiliates...............................................................45
       Expenses..................................................................................................45
       Stock Option Plans and Stock Options......................................................................46
       Nasdaq National Market Listing............................................................................46

APPRAISAL RIGHTS OF CAREWISE STOCKHOLDERS........................................................................47
       General...................................................................................................47

       Actions Necessary to Preserve Appraisal Rights............................................................47

MARKET PRICE DATA................................................................................................49

DIVIDENDS........................................................................................................49

CAREWISE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...................50
       Overview..................................................................................................50
       Results of Operations.....................................................................................51
       Liquidity and Capital Resources...........................................................................53
       Financial Accounting Standards No. 128....................................................................54
       Impact of Year 2000 on Computer Systems...................................................................54

BUSINESS OF CAREWISE.............................................................................................55
       General...................................................................................................55
       Market for Demand Management..............................................................................55
       CareWise Strategy.........................................................................................55
       CareWise Products and Services............................................................................56
       CareWise Customers........................................................................................57
       Marketing and Sales.......................................................................................57
       Operations................................................................................................58
       Competition...............................................................................................58
       Intellectual Property.....................................................................................58
       Government Regulation.....................................................................................59
       Employees.................................................................................................59
       Legal Proceedings.........................................................................................59
       Properties................................................................................................60

CAREWISE PRINCIPAL STOCKHOLDERS..................................................................................61

MANAGEMENT OF CAREWISE...........................................................................................64
       Executive Officers of CareWise............................................................................64

CAREWISE EXECUTIVE COMPENSATION..................................................................................65
       Compensation Summary......................................................................................65
       Option Grants in Year Ended March 31, 1997................................................................66
       Aggregate Option Values at March 31, 1997.................................................................67
       Employment Contracts......................................................................................67

CERTAIN RELATED TRANSACTIONS.....................................................................................68

BUSINESS OF PHYCOR...............................................................................................69

COMPARISON OF RIGHTS OF CAREWISE AND PHYCOR SHAREHOLDERS.........................................................71
       Classes and Series of Capital Stock.......................................................................71
       Size and Election of the Board of Directors...............................................................71
       Removal of Directors......................................................................................72
       Conversion and Dissolution................................................................................72
       Amendment or Repeal of the Certificate of Incorporation or Charter........................................72
       Special Meetings of Shareholders..........................................................................73
       Liability of Directors....................................................................................73
       Indemnification of Directors and Officers.................................................................73
       Change of Control.........................................................................................74
       Shareholder Rights Agreement..............................................................................75

EXPERTS..........................................................................................................75

LEGAL MATTERS....................................................................................................75

ADDITIONAL INFORMATION...........................................................................................76

INDEX TO FINANCIAL STATEMENTS OF CAREWISE, INC..................................................................F-1
         Annex A - Agreement and Plan of Merger.................................................................A-1
         Annex B - Opinion of BT Alex. Brown Incorporated.......................................................B-1
         Annex C - Form of Proxy................................................................................C-1
         Annex D - Text of Section 262 of the Delaware General Corporation Law..................................D-1


                              AVAILABLE INFORMATION

         PhyCor has filed a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering the shares of PhyCor Common Stock to be issued in connection with the Merger (including exhibits and amendments thereto, the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus-Proxy Statement omits certain information contained in the Registration Statement. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement.

         PhyCor is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Copies of such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Citicorp Center, Chicago, Illinois 60601. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The PhyCor Common Stock is quoted on the Nasdaq National Market, and such reports, proxy statements and other information with respect to PhyCor can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                            -------------------------

         PhyCor was incorporated in Tennessee in January 1988. Unless the context requires otherwise, references in this Prospectus-Proxy Statement to "PhyCor" refer to PhyCor, Inc., and its subsidiaries. PhyCor's executive offices are located at 30 Burton Hills, Suite 400, Nashville, Tennessee 37215, and its telephone number is (615) 665-9066.

                            -------------------------

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         This Prospectus-Proxy Statement incorporates documents by reference which are not presented herein or delivered herewith. Copies of such reports, proxy statements and other information filed by PhyCor, other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference, are available without charge, upon written or oral request, from the Secretary of PhyCor, Inc., 30 Burton Hills Boulevard, Suite 400, Nashville, Tennessee 37215, telephone (615) 665-9066.

         The following documents previously filed by PhyCor with the Commission are incorporated by reference into this Prospectus-Proxy Statement:

                  1. PhyCor's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

                  2. PhyCor's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1997.

                  3. PhyCor's Current Report on Form 8-K filed February 3, 1997, as amended by PhyCor's Current Report on Form 8-K/A filed February 26, 1997.

                  4. PhyCor's Current Report on Form 8-K filed October 31, 1997.

                  5. PhyCor's Current Report on Form 8-K filed January 8, 1998.

                  6. PhyCor's Current Report on Form 8-K filed January 16, 1998.

                  7. The description of PhyCor Common Stock and associated preferred stock purchase rights contained in PhyCor's Registration Statements on Form 8-A dated January 8, 1992 and March 8, 1994, respectively.

         All documents filed by PhyCor pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus-Proxy Statement and prior to termination of the offering of PhyCor Common Stock hereunder shall be deemed to be incorporated by reference into this Prospectus-Proxy Statement and to be made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purpose hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) is modified or superseded by such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

         All information contained in this Prospectus-Proxy Statement or incorporated herein by reference with respect to PhyCor and the Subsidiary was supplied by PhyCor, and all information contained in this Prospectus-Proxy Statement with respect to CareWise was supplied by CareWise. Although neither PhyCor nor CareWise has actual knowledge that would indicate that any statements or information (including financial statements) relating to the other party contained or, with respect to PhyCor, incorporated by reference herein are inaccurate or incomplete, neither PhyCor nor CareWise warrants the accuracy or completeness of such statements or information as they relate to the other party.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS-PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS PROSPECTUS-PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS-PROXY STATEMENT RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONCERNING PHYCOR OR CAREWISE CONTAINED IN THIS PROSPECTUS-PROXY STATEMENT SINCE THE DATE OF SUCH INFORMATION. THIS PROSPECTUS-PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS-PROXY STATEMENT IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT LAWFUL.

                                     SUMMARY

         The following is a brief summary of certain information contained elsewhere in this Prospectus-Proxy Statement, including the Annexes hereto, which are a part of this Prospectus-Proxy Statement. This Summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information contained in this Prospectus-Proxy Statement, the Annexes hereto and the documents incorporated by reference herein. Certain capitalized terms used in this Summary are defined elsewhere in this Prospectus-Proxy Statement.

THE COMPANIES

         PhyCor. PhyCor is a physician practice management ("PPM") company that acquires and operates multi-specialty medical clinics and develops and manages independent practice associations ("IPAs"). As of December 31, 1997, PhyCor managed 55 clinics which employ approximately 3,860 physicians in 28 states and managed IPAs with over 19,000 physicians in 28 markets. Physicians employed by clinics managed by PhyCor provide medical services to approximately 1,140,000 members under prepaid health plans, including approximately 177,000 Medicare members. The clinics managed by PhyCor provide a wide range of primary and specialty physician care and ancillary services. PhyCor acquires certain assets of established clinics and operates each clinic under a long-term service agreement with an affiliated multi-specialty physician group practicing exclusively through the clinic. Pursuant to the service agreement, PhyCor generally manages all aspects of the clinic other than the provision of medical services, which is controlled by the physician groups. PhyCor, under the terms of the service agreement, provides the physician group with the equipment and facilities used in their medical practices, manages clinic operations, employs most of the clinic's non-physician employees, other than certain diagnostic technicians, and receives a service fee. Under substantially all of its service agreements, the Company receives a service fee equal to the clinic expenses it has paid plus percentages of operating income of the clinic (net clinic revenue less certain contractually agreed upon clinic expenses before physician distributions) plus, in some cases, percentages of net clinic revenue. As clinic operating income improves, whether as a result of increased revenue or lower expenses, PhyCor's service fees increase. PhyCor's objective is to organize physicians into professionally managed networks that assist physicians in assuming increased responsibility for delivering cost-effective medical care while attaining high-quality clinical outcomes. See "BUSINESS OF PHYCOR."

         Since September 30, 1997, PhyCor has acquired four multi-specialty clinics with an aggregate of approximately 263 physicians. In December 1997, PhyCor announced an agreement to purchase Atlanta-based First Physician Care, Inc., a private physician practice management company operating in seven markets in Texas, Florida, Illinois, New York and Georgia. On January 12, 1998, PhyCor announced that it anticipates recording in the first quarter of 1998, a pre-tax charge to earnings of approximately $15 million relating to the termination of its proposed merger with MedPartners, Inc. ("MedPartners"). PhyCor also announced plans to restructure five of its multi-specialty clinic operations with approximately 300 physicians and provide for the potential sale or closure of two additional clinics with approximately 70 physicians. In connection with these plans, PhyCor anticipates recording a pre-tax charge for asset revaluation of approximately $83 million in the fourth quarter of 1997, of which approximately $70 million represents intangible asset value. In addition, PhyCor expects to incur approximately $22 million in the first quarter of 1998 in pre-tax restructuring charges relating to anticipated costs which are to provide for consolidating facilities and clinic operations and to reduce overhead costs. Exclusive of these non-recurring costs, these restructuring plans are not expected to adversely affect PhyCor's earnings targets for either 1997 or 1998. The effect of these restructuring plans could vary from PhyCor's expectations based upon continued developments, including the actual amount of expenditures required in connection with PhyCor's restructuring plans and other factors, risks and uncertainties applicable to PhyCor's business described herein. See "RISK FACTORS."

         At September 30, 1997, PhyCor had consolidated assets of approximately $1.5 billion and consolidated shareholders' equity of approximately $744.3 million, and employed, directly or indirectly through wholly-owned subsidiaries, approximately 18,000 persons.

         PhyCor was incorporated under the laws of Tennessee in 1988. Its principal executives offices are located at 30 Burton Hills Boulevard, Suite 400, Nashville, Tennessee 37215, and its telephone number is (615) 665-9066.

         CareWise. CareWise is a national provider of health care decision-support services that are designed to lower the cost of medical care while improving plan members' health and satisfaction with their health care plan. CareWise's programs serve approximately two million individuals from its Seattle call center and an additional 500,000 under foreign country license agreements. CareWise's customers include managed care organizations, health care providers, indemnity health insurers, employers and other group associations. In addition to traditional demand management services, CareWise also offers a disease management program for certain health conditions, diseases and chronic illnesses. CareWise's demand and disease management programs are designed to (i) reduce inappropriate care and unnecessary expenses; (ii) promote health and prevention; (iii) improve program compliance with treatment regimens and support self-care; (iv) enhance member satisfaction and (v) improve the overall quality of care through member health education.

         CareWise's products and services provide members with information and health care decision making and behavior modification support, including (i) timely symptom-specific assessment, (ii) information on major diagnoses or procedures, (iii) physician referrals and (iv) disease- and condition-specific counseling. All CareWise programs are provided via toll-free numbers by specially trained nurses 24 hours a day, seven days a week.

         At September 30, 1997, CareWise had assets of approximately $11.2 million and stockholders' equity of approximately $5.3 million, and employed approximately 110 persons.

         CareWise was incorporated under the laws of Delaware in 1988. Its principal executive offices are located at 701 Fifth Avenue, Suite 2600, Seattle, Washington 98104-7015, and its telephone number is (206) 749-1100.

         PhyCor/Health Merger Corp. The Subsidiary was incorporated on December 19, 1997 for purposes of the transactions contemplated by the Merger Agreement. The Subsidiary engages in no other business. The principal offices of the Subsidiary are located at 30 Burton Hills Boulevard, Suite 400, Nashville, Tennessee 37215, and its telephone number is (615) 665-9066.

RISK FACTORS

         Certain risks and uncertainties relating to the Merger, PhyCor, CareWise and the health care industry should be considered carefully by the holders of CareWise Capital Stock in evaluating the Merger, including, but not limited to, the businesses of PhyCor and CareWise, PhyCor's future business prospects, PhyCor's dependence on its affiliated physicians, PhyCor's ability to acquire additional clinics, the adequacy of PhyCor's capital resources, the future profitability of PhyCor's capitated fee arrangements and increased scrutiny of health care arrangements in general. See "RISK FACTORS."

THE SPECIAL MEETING

         The Special Meeting to consider and vote on a proposal to approve and adopt the Merger Agreement and the Merger will be held on ________________, 1998, at _____ a.m., local time, at 701 Fifth Avenue, Suite 2600, Seattle, Washington. Only holders of record of shares of CareWise Capital Stock at the close of business on the Record Date, will be entitled to notice of and to vote at the Special Meeting. As of such date, there were outstanding and entitled to vote ____ shares of CareWise Common Stock and ____ shares of CareWise Preferred Stock. Each issued and outstanding share of CareWise Capital Stock is entitled to one vote on each matter to be presented at the Special Meeting.

         For additional information relating to the Special Meeting, see "THE SPECIAL MEETING."

VOTES REQUIRED

         The affirmative vote of the holders of shares representing a majority of the outstanding voting power of the CareWise Common Stock and two-thirds of the outstanding voting power of the CareWise Preferred Stock is necessary to approve the Merger Agreement and the Merger. Certain beneficial owners of shares representing, as of the Record Date, an aggregate of ____% of the voting power of CareWise Common Stock and ____% of the voting power of CareWise Preferred Stock have granted irrevocable proxies to certain officers of PhyCor allowing such persons to vote such shares in favor of the Merger Agreement and the Merger. Accordingly, approval thereof by the CareWise stockholders is assured.

         In the event that the Merger Agreement is not approved and adopted by the CareWise stockholders, the Merger Agreement may be terminated by either PhyCor or CareWise in accordance with its terms. Such approval is also a condition to PhyCor's and CareWise's obligations to consummate the Merger. See "THE SPECIAL MEETING-Votes Required," "THE MERGER-Conditions to the Merger" and "-Termination."

THE MERGER

         Terms of the Merger. Pursuant to the Merger Agreement, at the Effective Time, the Subsidiary will merge with and into CareWise, with CareWise being the surviving corporation (the "Surviving Corporation"). The Certificate of Incorporation of the Subsidiary (the "Subsidiary Certificate of Incorporation"), as amended and existing at the Effective Time, and the Bylaws of the Subsidiary in effect at the Effective Time, will govern the Surviving Corporation until amended or repealed in accordance with applicable law. As a result of the Merger, each share of CareWise Common Stock and each share of CareWise Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Appraisal Shares shall be converted into the right to receive a number of shares of PhyCor Common Stock equal to (i) the PhyCor Base Shares divided by (ii) the sum of the shares of CareWise Common Stock, CareWise Preferred Stock and any options, rights or warrants to acquire shares of CareWise Common Stock or CareWise Preferred Stock, outstanding at the Effective Time.

         The number of PhyCor Base Shares issuable as a result of the Merger (and in certain cases noted below, the Exchange Ratio) are subject to adjustment as follows:

           (i) In the event that the Average Price shall be less than $24.00, then the PhyCor Base Shares shall be the quotient of 61,176,000 divided by the Average Price. This adjustment shall also affect the Exchange Ratio.

          (ii) In the event that the Average Price is more than $29.00, then the number of PhyCor Base Shares shall be the quotient of 73,921,000 divided by the Average Price. This adjustment shall also affect the Exchange Ratio.

         (iii) The PhyCor Base Shares shall be reduced proportionally, without affecting the Exchange Ratio, for any Appraisal Shares.

          (iv) If any options, rights or warrants to purchase, or securities convertible or exchangeable into, shares of any class of capital stock of CareWise shall remain outstanding at the Effective Time, whether vested or unvested, the number of PhyCor Base Shares shall be reduced (without affecting the Exchange Ratio) by the nearest whole number of shares of PhyCor Common Stock issuable in the aggregate upon the exercise, conversion or exchange of all such outstanding securities.

          Fractional shares of PhyCor Common Stock will not be issuable in connection with the Merger. Holders of CareWise Capital Stock will receive cash (without interest) in lieu of fractional shares of PhyCor Common Stock. See "THE MERGER."

         In addition, at the Effective Time, each option issued pursuant to the CareWise Amended and Restated 1989 Stock Option Plan (the "CareWise Option Plan") then outstanding, whether or not vested or exercisable, will, pursuant to the CareWise Option Plan, be assumed by PhyCor and will constitute an option (a "Replacement Option") to acquire, on the same terms and conditions as were applicable under such assumed option, shares of PhyCor Common Stock equal to the product of the Exchange Ratio and the number of shares of CareWise Common Stock subject to such option, at a price per share equal to the aggregate exercise price (rounded up to the nearest $0.001) for the shares of CareWise Common Stock subject to such option divided by the number of full shares of PhyCor Common Stock deemed to be purchasable pursuant to such Replacement Option. Notwithstanding the foregoing, any and all Replacement Options shall be fully vested at the Effective Time in accordance with the Carewise Option Plan. PhyCor has agreed to file within ten days following the Effective Time a registration statement on Form S-8 to register, to the extent necessary, the shares of PhyCor Common Stock issuable pursuant to the Replacement Options under the Securities Act. See "THE MERGER-Certain Covenants."

         Based upon the number of shares of PhyCor Common Stock outstanding as of the Record Date (excluding shares issuable upon exercise of options and convertible securities) and assuming the issuance of an aggregate of 2,549,000 shares of PhyCor Common Stock as a result of the Merger, the holders of CareWise Capital Stock will receive in the aggregate approximately _____% of the outstanding shares of PhyCor Common Stock anticipated to be outstanding immediately after the Effective Time.

         Recommendation of the Board of Directors. The Board of Directors of CareWise has approved the Merger Agreement and the Merger and recommends a vote FOR approval and adoption of the Merger Agreement and the Merger by the stockholders of CareWise. The Board of Directors of CareWise believes that the terms of the Merger are in the best interests of CareWise and its stockholders.

         Opinion of BT Alex. Brown Incorporated ("BT Alex. Brown"). BT Alex. Brown has acted as financial advisor to CareWise in connection with the Merger and has delivered to the Board of Directors of CareWise its written opinion dated December 21, 1997 to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to the holders of CareWise Capital Stock. The full text of the written opinion of BT Alex. Brown, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B to this Prospectus-Proxy Statement and should be read carefully in its entirety. BT Alex. Brown's opinion is directed only to the fairness of the Exchange Ratio from a financial point of view, does not address any other aspect of the Merger or related transactions and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Special Meeting. See "THE MERGER-Opinion of BT Alex. Brown."

         Effective Time of the Merger. The Merger will become effective upon the filing by the Subsidiary and CareWise of a Certificate of Merger under the DGCL, or at such later time as may be specified in such Certificate of Merger. The Merger Agreement requires that this filing be made as soon as practicable following satisfaction or waiver of the various conditions to the Merger set forth in the Merger Agreement, or at such other time as may be agreed by PhyCor, the Subsidiary and CareWise. PhyCor, the Subsidiary and CareWise have agreed to exercise good faith to cause all conditions precedent to the Merger to be satisfied on or prior to April 15, 1998. See "THE MERGER-Effective Time of the Merger" and "-Conditions to the Merger."

         Exchange of Certificates. As soon as reasonably practicable after the Effective Time, transmittal materials will be mailed to each holder of record of CareWise Capital Stock for use in exchanging such holder's stock certificates representing CareWise Common Stock and CareWise Preferred Stock for certificates evidencing shares of PhyCor Common Stock and for receiving cash in lieu of fractional shares and any dividends or other distributions to which such holder is entitled as a result of the Merger. STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. See "THE MERGER-Exchange of Certificates."

         Representations and Warranties. The Merger Agreement contains certain representations and warranties made by each of the parties thereto. See "THE MERGER-Representations and Warranties."

         Conditions to the Merger. The obligations of PhyCor and CareWise to consummate the Merger are subject to the satisfaction of certain conditions, including, among others, (i) obtaining the requisite CareWise stockholder approval, (ii) the expiration or termination of the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) the absence of any material adverse change in the financial condition, business or results of operations of the other party, other than as a result of changes generally applicable to the industries in which both PhyCor and CareWise operate, (iv) the absence of any injunction prohibiting consummation of the Merger, (v) the receipt of a legal opinion with respect to certain tax consequences of the Merger and (vi) qualification of the Merger as a pooling of interests. See
"THE MERGER-Certain Federal Income Tax Consequences," "-Accounting Treatment" and "-Conditions to the Merger."

         Regulatory Approvals. The HSR Act provides that certain business mergers (including the Merger) may not be consummated until certain information has been furnished to the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. On January 20, 1998, PhyCor and CareWise made their respective filings with the DOJ and the FTC with respect to the Merger Agreement. Under the HSR Act, the filings commenced a 30-day waiting period during which the Merger cannot be consummated, which waiting period will expire on February 19, 1998. Notwithstanding the expiration of the HSR Act waiting period, at any time before or after the Effective Time, the FTC, the DOJ or others could take action under the antitrust laws, including requesting additional information, seeking to enjoin the consummation of the Merger or seeking the divestiture by PhyCor of all or any part of the stock or assets of CareWise. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge were made, that it would not be successful.

         The operations of PhyCor and CareWise are subject to a substantial body of federal, state, local and accrediting body laws, rules and regulations relating to the conduct, licensing and development of health care businesses and facilities. As a result of the Merger, certain of the arrangements between CareWise and third-party payors may be deemed to have been transferred, requiring the approval and consent of such payors. See "THE MERGER-Regulatory Approvals."

         Interests of Certain Persons in the Merger. In considering the recommendation of the Board of Directors of CareWise with respect to the Merger Agreement, the Merger and the transactions contemplated thereby, stockholders should be aware that certain members of the management of CareWise and the Board of Directors of CareWise have interests in the Merger that are in addition to the interests of stockholders of CareWise generally. Specifically, the executive
officers and directors own options as of the Record Date to purchase      shares
of CareWise Common Stock that will become immediately exercisable for shares of PhyCor Common Stock as a result of the Merger. In addition, John E. Gebhart III, James O. Steeb, Michael B. Weitz and Craig S. Russell have entered into employment agreements in connection with their employment following the Merger. See "THE MERGER-Interests of Certain Persons in the Merger" and "-Certain Covenants."

         Termination. The Merger Agreement may be terminated at any time prior to the Effective Time in a number of circumstances, which include, among others:
(a) by the mutual consent of CareWise and PhyCor; (b) by either CareWise or PhyCor if (i) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby by the holders of CareWise Capital Stock shall not have been obtained, (ii) the Merger shall have not been consummated by July 31, 1998, (iii) a court or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order shall have become final and nonappealable or (iv) the other party has materially breached any representation, warranty, covenant or agreement contained in the Merger Agreement or experienced a material adverse change which cannot be, or has not been, cured within 30 days after written notice of such breach; or (c) by either CareWise or PhyCor, if the conditions to the obligations of such party shall be satisfied and such obligations of the other party are not capable of being satisfied. See "THE MERGER-Termination."

         Irrevocable Proxies. As a condition to the willingness of PhyCor to execute the Merger Agreement, concurrently with the execution of the Merger Agreement, certain beneficial owners of shares representing, as of the Record Date, an aggregate of ____% of the voting power of CareWise Common Stock and ____% of the voting power of CareWise Preferred Stock granted irrevocable proxies to certain officers of PhyCor allowing such persons to vote such shares in favor of the Merger Agreement and the Merger. Accordingly, approval thereof by the CareWise stockholders is assured.

         Accounting Treatment. It is intended, and a condition to consummation of the Merger, that the Merger will be accounted for as a pooling of interests. See "THE MERGER-Accounting Treatment."

         Certain Federal Income Tax Consequences. The Merger is intended to qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). It is a condition to the obligation of CareWise and PhyCor to consummate the Merger that they shall have received an opinion from Perkins Coie LLP to the effect that for federal income tax purposes (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; (ii) each of PhyCor, the Subsidiary and CareWise will be a party to the reorganization within the meaning of Section 368(b) of the Code; (iii) no gain or loss will be recognized by CareWise, PhyCor or the Subsidiary as a result of the Merger; and
(iv) no gain or loss will be recognized by a stockholder of CareWise as a result of the Merger with respect to CareWise Capital Stock converted solely into PhyCor Common Stock (other than with respect to cash issued in lieu of fractional shares of PhyCor Common Stock). In rendering such opinion, Perkins Coie LLP will rely upon certain assumptions and upon representations contained in certificates of CareWise, PhyCor and certain stockholders of CareWise. See "THE MERGER-Certain Federal Income Tax Consequences" for a more detailed description of the above federal income tax matters and information with respect to the applicability of the foregoing to certain taxpayers subject to special treatment.

         Resale Restrictions. All shares of PhyCor Common Stock received by holders of CareWise Capital Stock in the Merger will be freely transferable, except that shares of PhyCor Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of CareWise at the time of the Special Meeting may be resold by such persons only in certain permitted circumstances. See "THE MERGER-Resale of PhyCor Common Stock by Affiliates."

         Appraisal Rights. Holders of CareWise Capital Stock are entitled to appraisal rights as a result of the Merger. Holders who perfect appraisal rights may obtain payment of the fair value of their shares in accordance with Section 262 of the DGCL, a copy of which is included herein as Annex D. See "APPRAISAL RIGHTS OF CAREWISE STOCKHOLDERS."

         Nasdaq Listing. A listing application will be filed with the Nasdaq National Market to list the shares of PhyCor Common Stock to be issued to the holders of CareWise Capital Stock in the Merger. Although no assurance can be given that the Nasdaq National Market will accept such shares of PhyCor Common Stock for listing, PhyCor and CareWise anticipate that these shares will qualify for listing. It is a condition to the obligation of PhyCor and CareWise to consummate the Merger that such shares of PhyCor Common Stock be approved for listing on the Nasdaq National Market upon official notice of issuance at the Effective Time. See "THE MERGER-Nasdaq National Market Listing."

COMPARISON OF RIGHTS OF CAREWISE STOCKHOLDERS AND PHYCOR SHAREHOLDERS

         Upon consummation of the Merger, CareWise stockholders will become PhyCor shareholders. There are differences between the rights of CareWise stockholders and the rights of PhyCor shareholders. These differences result from differences between Delaware and Tennessee law and differences between the governing instruments of CareWise and PhyCor. For a summary of certain differences between the rights of CareWise stockholders and the rights of PhyCor shareholders, see "COMPARISON OF RIGHTS OF CAREWISE STOCKHOLDERS AND PHYCOR SHAREHOLDERS."

MARKET AND MARKET PRICE

         As of December 22, 1997, the last business day preceding public announcement of the execution of the Merger Agreement by CareWise and PhyCor, the closing sales price of the PhyCor Common Stock as reported by the Nasdaq National Market was $27.75 per share. The closing sales price of the PhyCor Common Stock on January 23, 1998 was $20.25 per share. See "MARKET PRICE DATA." CareWise is a closely-held Delaware corporation. There has been no public trading market in the securities of CareWise and therefore, there is no historical per share price for CareWise's securities. The Board of Directors of CareWise believes that the consideration to be paid by PhyCor in connection with the Merger Agreement is fair, based upon, among other factors, the fairness opinion of BT Alex. Brown. See "THE MERGER-Reasons for Merger" and "THE MERGER-Opinion of BT Alex. Brown." No assurance can be given as to the market price of PhyCor Common Stock at the Effective Time or at any other time.

COMPARATIVE PER SHARE INFORMATION

         The following summary presents selected comparative per share information (i) for each of PhyCor and CareWise on a historical basis, (ii) for the combined companies on a pro forma basis giving effect to the Merger as a pooling of interests and (iii) for CareWise on a pro forma equivalent basis giving effect to the Merger as a pooling of interests. This financial information should be read in conjunction with the historical consolidated financial statements of PhyCor and the historical financial statements of CareWise and the related notes thereto contained elsewhere herein or in documents incorporated herein by reference. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

         PhyCor has not paid cash dividends since inception. CareWise has never declared or paid a dividend on the CareWise Capital Stock. It is anticipated that PhyCor will retain all earnings for use in the expansion of the business and therefore does not anticipate paying any cash dividends in the foreseeable future. The payment of future dividends will be at the discretion of the Board of Directors of PhyCor and will depend, among other things, upon PhyCor's earnings, capital requirements, financial condition and debt covenants. See "DIVIDENDS."

         The following information is not necessarily indicative of the combined results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the combined results of operations in future periods or future combined financial position.

                                                                    YEAR ENDED                  NINE MONTHS ENDED
                                                                    DECEMBER 31,                   SEPTEMBER 30,
                                                            --------------------------                1997
                                                             1994     1995     1996
                                                             ----     ----     ----            ------------------
                                                                                                  (UNAUDITED)
Net earnings (loss) per common share:
     PhyCor historical..................................    $0.32    $0.41     $0.60                $0.61
     PhyCor pro forma combined..........................     0.22     0.34      0.51                 0.59
     CareWise historical................................    (1.61)   (1.06)    (1.50)               (0.15)
     CareWise pro forma equivalent(1)...................     0.06     0.09      0.13                 0.15
--------------

                                                                 DECEMBER 31, 1996            SEPTEMBER 30, 1997
                                                                 -----------------            ------------------
Book value per common share:
     PhyCor historical..................................               $8.23                        $11.57
     PhyCor pro forma combined..........................                7.97                         11.21
     CareWise historical................................                2.03                          1.85
     CareWise pro forma equivalent(1)...................                2.04                          2.87

---------------
(1) CareWise equivalent pro forma per share amounts are calculated by multiplying the respective PhyCor pro forma combined per share amounts by the Exchange Ratio.

                  SELECTED CONSOLIDATED FINANCIAL DATA--PHYCOR

         The following table sets forth selected consolidated financial data which have been derived from the consolidated financial statements of PhyCor as of and for the years ended December 31, 1992 through 1996. The consolidated financial statements as of and for the years ended December 31, 1992 through 1996 have been audited by KPMG Peat Marwick LLP. The selected consolidated financial information as of and for the nine month periods ended September 30, 1996 and 1997 are derived from unaudited consolidated financial statements that, in the opinion of PhyCor, reflect all adjustments necessary for a fair presentation of the results of PhyCor for those periods. The consolidated Statements of Operations data for the interim periods are not necessarily indicative of results for subsequent periods or the full year. The information set forth below should be read in conjunction with and are qualified in their entirety by the consolidated financial statements and related notes which have been incorporated by reference herein.


                                                                                                      NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                             ------------------------------------------------------------------   ------------------------
                                  1992          1993          1994          1995        1996         1996           1997
                             -------------   ----------   ------------    ---------   ---------   ----------    ----------
                                                                                                         (unaudited)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
DATA:
Net revenue...............     $ 135,866     $167,381        $242,485      $441,596   $766,325    $535,562        $802,297
Net operating expenses....       145,354      155,580         223,355       395,452    684,593     478,217         712,242
                               ---------     --------        --------      --------   --------    --------        --------
Earnings (loss) from
     operations...........        (9,488)      11,801          19,130        46,144     81,732      57,345          90,055
Interest expense and
     minority interests...         3,852        3,569           2,629        10,347     22,577      16,398          23,073
                               ---------     --------        --------      --------   --------    --------        --------
Earnings (loss) before
     income taxes.........       (13,340)       8,232          16,501        35,797     59,155      40,947          66,982
Income tax expense........           405        1,092           4,826        13,923     22,775      15,765          25,929
                               ---------     --------        --------      --------   --------    --------        --------
     Net earnings (loss)..     $ (13,745)(1) $  7,140(2)     $ 11,675(2)   $ 21,874   $ 36,380    $ 25,182        $ 41,053
                               =========     ========        ========      ========   ========    ========        ========
Net earnings (loss) per
     share................
     Primary..............     $   (0.57)(1) $   0.28(2)     $   0.32(2)   $   0.41   $   0.60    $   0.42        $   0.61
                               =========     ========        ========      ========   ========    ========        ========
     Fully diluted             $      --     $     --        $   0.31      $     --   $     --    $     --        $     --
                               =========     ========        ========      ========   ========    ========        ========
Weighted average shares
     outstanding..........
     Primary..............        23,942       25,869          36,329        53,510     61,096      60,555          66,853
     Fully diluted........            --           --          43,427            --         --          --              --



                                                              DECEMBER 31,
                               ---------------------------------------------------------------------        SEPTEMBER 30,
                                   1992          1993          1994            1995           1996              1997
                               -------------   ----------   ------------    ----------    -----------  -----------------------
                                                                                                             (unaudited)

BALANCE SHEET DATA:
Working capital............     $  35,920      $ 46,927     $  80,533        $ 111,420     $  212,946      $    235,161
Total assets...............       141,442       171,174       351,385          643,586      1,118,581         1,502,010
Long-term debt, less
     current portion.......        54,087        69,014        94,653          140,633        474,600           464,825
Total shareholders' equity.        53,879        70,005       184,125          388,822        451,703           744,263
---------------

(1) Excluding the effect of the non-recurring pre-tax charge to earnings of $18.6 million incurred in connection with the restructuring and sale of assets of the Miller Medical Clinic, which was formerly affiliated with PhyCor, and a net operating loss carryforward, PhyCor's net earnings per share for 1992 would have been approximately $3.2 million and $0.14 per share, respectively.
(2) Excluding the effect of the utilization of a net operating loss carryforward to reduce income taxes in 1993 and 1994, net earnings and net earnings per share would have been $5.1 million, or $0.20 per share, and $10.2 million, or $0.27 per share, in such years.

                        SELECTED FINANCIAL DATA-CAREWISE

         The following table sets forth selected financial data which have been derived from the financial statements of CareWise as of and for the years ended December 31, 1992 through 1996. The financial statements as of and for the years ended December 31, 1992 thorough 1996 have been audited by KPMG Peat Marwick LLP. The selected financial information as of and for the nine month periods ended September 30, 1996 and 1997 are derived from unaudited financial statements that, in the opinion of CareWise, reflect all adjustments necessary for a fair presentation of the results of CareWise for those periods. The Statement of Operations data for the interim periods are not necessarily indicative of results for subsequent periods or the full year. The information set forth below should be read in conjunction with and are qualified in their entirety by the financial statements and related notes which have been included herein.


                                                                                                             NINE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                 --------------------------------------------------------------------    -------------------------
                                    1992           1993          1994          1995           1996           1996          1997
                                 ------------   -----------   -----------   -----------   -----------    -----------   -----------
                                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
SERVICE REVENUE                 $ 1,861,425  $ 3,296,996    $ 6,863,457    $ 6,902,808    $  9,175,114    $ 6,363,516  $ 10,714,603
OPERATING EXPENSES:
  Direct service costs            1,991,543    2,428,499      3,975,605      3,591,062       6,194,231      4,062,418     6,859,304
  AT&T per capita fee                    --           --             --        119,132         652,624        438,544            --
  Sales and marketing               656,563      554,987        922,095      1,665,697       2,802,258      2,057,090     1,718,046
  General and administrative      1,153,427      962,627      1,595,477      1,717,998       2,584,674      1,842,820     2,003,947
  Product development                    --           --      3,379,200             --         418,321        345,707       621,692
  Provision for excess contract
     service costs                       --    1,308,778             --             --              --             --            --
   Write-off of goodwill                 --           --             --        556,335              --             --            --
                                -----------  -----------    -----------    -----------    ------------    -----------  ------------
TOTAL OPERATING EXPENSES          3,801,533    3,946,113      9,872,377      8,959,002      12,652,108      8,746,579    11,202,989
                                -----------  -----------    -----------    -----------    ------------    -----------  ------------
 Operating loss                  (1,940,108)    (649,117)    (3,008,920)    (2,056,194)     (3,476,994)    (2,383,063)     (488,386)

OTHER INCOME (EXPENSE):
  Interest income                    13,745        9,705         21,388         54,883         155,292         80,408       211,863
  Interest expense                  (84,534)     (42,108)      (314,776)      (645,004)       (572,018)      (440,759)     (130,808)
                                -----------  -----------    -----------    -----------    ------------    -----------  ------------
NET LOSS                        $(2,034,299) $  (681,520)   $(3,302,308)   $(2,646,315)   $ (3,893,720)   $(2,743,414) $   (407,331)
                                ===========  ===========    ===========    ===========    ============    ===========  ============
NET LOSS PER COMMON SHARE       $     (1.25) $     (0.42)   $     (1.61)   $     (1.06)   $      (1.50)   $     (1.07) $      (0.15)
                                ===========  ===========    ===========    ===========    ============    ===========  ============

                                                                   DECEMBER 31,
                                ------------------------------------------------------------------------       SEPTEMBER 30,
                                     1992           1993          1994          1995            1996               1997
                                ------------   -----------   -----------     -----------     -----------      -------------
                                                                                                               (UNAUDITED)
  BALANCE SHEET DATA:
Total assets                  $ 1,313,032    $ 2,121,754    $ 2,909,413    $ 5,547,609    $  9,596,462         $ 11,217,111
Long-term obligations, net        306,445        259,698      2,925,086      2,769,275         356,207              729,178
Total liabilities                 980,162      1,717,768      5,144,575      5,453,133       3,951,772            5,954,259
Total stockholders' equity
   (deficit)                      332,870        403,986     (2,235,162)        94,476       5,644,690            5,262,852

                                  RISK FACTORS

         In addition to the other information in this Prospectus-Proxy Statement, the following should be considered carefully by holders of CareWise Capital Stock in evaluating the Merger. This discussion also identifies important cautionary factors that could cause PhyCor's actual results to differ materially from those projected in forward-looking statements of PhyCor and included herein or incorporated by reference. In particular, forward-looking statements including, but not limited to, those regarding the integration of the operations of CareWise, the achievement of certain benefits in the Merger, future business prospects, the acquisition of additional clinics, the development of additional IPAs, the adequacy of PhyCor's capital resources, the future profitability of capitated fee arrangements and other statements regarding trends relating to various revenue and expense items, could be affected by a number of risks and uncertainties including those described below.

UNCERTAINTIES IN INTEGRATING BUSINESS OPERATIONS AND ACHIEVING BENEFITS OF THE MERGER

         The consolidation of functions and the integration of departments, systems and procedures of PhyCor and CareWise will require the dedication of management resources, which will temporarily distract attention from the day-to-day business of both companies. The geographical separation of the companies' respective operations may hinder efforts to integrate operations. There can be no assurance that the integration will be completed without significant disruption of PhyCor's and CareWise's businesses. Should PhyCor and CareWise not be able to integrate their businesses in a timely and coordinated fashion, there could be a material adverse effect on operating results. Moreover, although the primary purpose of such actions will be to realize direct cost savings and other operating efficiencies, synergies and benefits, there can be no assurance of the extent to which or whether such cost savings, efficiencies, synergies and benefits will be achieved.

NO ASSURANCE OF CONTINUED RAPID GROWTH

         PhyCor's continued growth will be primarily dependent upon its ability to achieve significant consolidation of multi-specialty medical clinics, to sustain and enhance the profitability of those clinics and to develop and manage IPAs. The process of identifying suitable acquisition candidates and proposing, negotiating and implementing an economically feasible affiliation with a physician group or formation or management of a physician network is lengthy and complex. Clinic and physician network operations require intensive management in a dynamic marketplace increasingly subject to cost containment pressures. There can be no assurance that PhyCor will be able to sustain its historically rapid rate of growth. The success of PhyCor's strategy to develop and manage IPAs is largely dependent upon its ability to form networks of physicians, to obtain favorable payor contracts, to manage and control costs and to realize economies of scale. Many of the agreements entered into by physicians participating in PhyCor-managed IPAs are not exclusive arrangements. The physicians, therefore, could join competing networks or terminate their relationships with the IPAs. There can be no assurance that PhyCor will be successful in acquiring additional physician practice assets or PPMs, establishing new IPA networks or maintaining relationships with affiliated physicians.

ADDITIONAL FINANCINGS

         PhyCor's multi-specialty medical clinic acquisition and expansion program and its IPA development and management plans require substantial capital resources. The operations of existing clinics require ongoing capital expenditures for renovation and expansion and the addition of costly medical equipment and technology utilized in providing ancillary services. PhyCor, in certain circumstances, has acquired real estate in connection with clinic acquisitions. PhyCor will require additional financing for the development of additional IPAs and expansion and management of existing IPAs. PhyCor expects that its capital needs over the next several years will exceed capital generated from operations. PhyCor plans to incur indebtedness and to issue, from time to time, additional debt or equity securities, including the issuance of PhyCor Common Stock or convertible notes in connection with acquisitions. PhyCor's bank credit facility requires the lenders' consent for borrowings in connection with the acquisition of certain clinic assets and their consent prior to consummation of the Merger. There can be no assurance that sufficient financing will be available on terms satisfactory to PhyCor or at all.

COMPETITION

         The business of providing health care related services is highly competitive. Many companies, including professionally managed PPM companies like PhyCor have been organized to pursue the acquisition of medical clinics, manage such clinics, employ clinic physicians or provide services to IPAs. Large hospitals, other multi-specialty clinics and health care companies, health maintenance organizations ("HMOs") and insurance companies are also involved in activities similar to those of PhyCor. Some of these competitors have longer operating histories and significantly greater resources than PhyCor. There can be no assurance that PhyCor will be able to compete effectively, that additional competitors will not enter the market, or that such competition will not make it more difficult to acquire the assets of multi-specialty clinics on terms beneficial to PhyCor.

DEPENDENCE ON AFFILIATED PHYSICIANS

         Substantially all of PhyCor's revenue is derived from service or management agreements with PhyCor's affiliated clinics, the loss of certain of which could have a material adverse effect on PhyCor. In addition, any material decline in revenue by PhyCor's affiliated physician groups, whether as a result of physicians leaving the affiliated physician groups or otherwise, could have a material adverse effect on PhyCor.

ABILITY OF CAREWISE TO SECURE ADDITIONAL CONTRACTS AND EXPAND AND RETAIN EXISTING CONTRACTS

         CareWise's ability to sustain or increase revenues and profitability is dependent largely on its ability to secure additional contracts for its services and products and to retain and expand existing contracts. There can be no assurance that CareWise will be able to secure and implement additional contracts in a manner consistent with historical results or in a manner necessary to increase or sustain revenues and profitability in the future. CareWise could be adversely affected by the termination or nonrenewal of any of its contracts, as a result of the Merger or otherwise, or by the renegotiation of the terms of contracts, particularly if the affected contracts cover a large number of members or represent a significant portion of CareWise's revenue. For example, CareWise has been notified of the termination of a client contract with approximately 450,000 members effective April 1, 1998 due to the merger of the client with a large national health plan. Certain of the existing CareWise service agreements contain covenants that restrict CareWise's ability to enter into agreements for the provision of demand management services with competitors of the existing parties to such agreements. In addition, any factors adversely affecting the market for CareWise's services and products, including factors outside the control of CareWise, such as adverse publicity or government regulatory action, could have a material adverse effect on CareWise.

RISKS ASSOCIATED WITH MANAGED CARE AND CAPITATION; RELIANCE ON PHYSICIAN
NETWORKS

         Most of the payor contracts entered into by PhyCor IPAs are based on capitated fee arrangements. Through its service agreements, PhyCor also shares in capitation risk assumed by its affiliated physician groups. Under capitation arrangements, health care providers bear the risk,generally subject to certain loss limits, that the aggregate costs of providing medical services to the members will exceed the premiums received. The management fees are based, in part, upon a share of surplus, if any, of a capitated amount of revenue. Some agreements with payors also contain "shared risk" provisions under which additional compensation can be earned or economic penalties can be incurred based on utilization of hospital services by members. Any such losses could have a material adverse effect on PhyCor. The profitability of a capitated fee arrangement is dependent upon the ability of the providers to effectively manage the per patient costs of providing medical services and the level of utilization of medical services. The management fees are also based upon a percentage of revenue. Any loss of revenue as a result of losing affiliated physicians, the termination of third party payor contracts or otherwise could have a material adverse effect on management fees derived by PhyCor. Managed care providers and management entities such as PhyCor are increasingly subject to liability claims arising from utilization management, provider compensation arrangements and other activities designed to control costs by reducing services. A successful claim on this basis against PhyCor or an affiliated clinic or IPA could have a material adverse effect on PhyCor.

RISKS OF CHANGES IN PAYMENT FOR MEDICAL SERVICES

         The United States Congress and many state legislatures routinely consider proposals to reform or modify the health care system, including measures that would control health care spending, convert all or a portion of government reimbursement programs to managed care arrangements and reduce spending for Medicare and state health programs. These measures can affect a health care company's cost of doing business and contractual relationships. For example, recent developments that affect PhyCor's activities include: (i) federal legislation requiring a health plan to continue coverage for individuals who are no longer eligible for group health benefits and prohibiting the use of "pre-existing condition" exclusions that limit the scope of coverage; (ii) a

Health Care Financing Administration policy prohibiting restrictions in Medicare risk HMO plans on a physician's recommendation of other health plans and treatment options to patients; and (iii) regulations imposing restrictions on physician incentive provisions in physician provider agreements. There can be no assurance that such legislation, programs and other regulatory changes will not have a material adverse effect on PhyCor.

         The profitability of PhyCor may be adversely affected by Medicare and Medicaid regulations, cost containment decisions of third party payors and other payment factors over which PhyCor has no control. The federal Medicare program has undergone significant legislative and regulatory changes in the reimbursement and fraud and abuse areas, including the adoption of the resource-based relative value scale ("RBRVS") schedule for physician compensation under Medicare, which may continue to have a negative impact on PhyCor's revenue. Efforts to control the cost of health care services are increasing. Many of PhyCor's physician groups are becoming affiliated with provider networks, managed care organizations and other organized health care systems, which often provide fixed fee schedules or capitation payment arrangements that are lower than standard charges. Future profitability in the changing health care environment, with differing methods of payment for medical services, is likely to be affected significantly by management of health care costs, pricing of services and agreements with payors. Because PhyCor derives its revenues from the revenues generated by its affiliated physician groups and from managed IPAs, further reductions in payments to physicians generally or other changes in payment for health care services could have a material adverse effect on PhyCor.

ADDITIONAL REGULATORY RISKS

         The health care industry and physicians' medical practices are highly regulated at the state and federal levels. Many state laws restrict the unlicensed practice of medicine, the splitting or sharing of fees with non-physician entities and the enforcement of non-competition agreements. Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of, or the arranging for the referral of, Medicare or state health program patients or patient care opportunities, or in return for the purchase, lease or order of items or services that are covered by Medicare or state health programs. In addition, federal law prohibits physicians with certain financial relationships with health care providers from referring certain types of Medicare or Medicaid reimbursed "designated health services" to those providers, unless the referral fits within an exception to the law. One of the exceptions that is used most often requires that physician groups be included within a definition of "group practice" in order to be permitted to make referrals within the group. Federal antitrust law also prohibits conduct that may result in price-fixing or other anticompetitive conduct. Because of the structure of the relationships of PhyCor with its affiliated physician groups and managed IPAs, there can be no assurance that review of PhyCor's business by courts or health care, tax, labor or other regulatory authorities will not result in determinations that could adversely affect the financial condition or results of operations of PhyCor or that the health care regulatory environment will not change in a manner that would restrict PhyCor's existing operations or limit the expansion of PhyCor's business or otherwise adversely affect PhyCor. In addition to civil and, in some cases, criminal penalties for violation of Medicare and Medicaid statutes, violators of these statutes may be excluded from participation in Medicare or state health programs.

         Government regulation at both the federal and state levels relates to many aspects of CareWise's and its clients' businesses, including the provisions of health care services, teleservicing, health care referral programs, HMOs and other similar plans. These statutes and regulations in many cases predate the development of telephone-based health care information and other interstate transmission and communication of medical information and services. The language of certain of these statutes and regulations governing the provisions of health care services, including, without limitation, the practice of nursing and the practice of medicine, could be construed by regulatory authorities to apply to certain of CareWise's teleservicing activities, which use Washington registered nurses to provide care management services such as nursing assessments and information regarding appropriate sources of care and treatment time frames. These statutes and regulations could also apply to certain activities of CareWise's health service customers when operating CareWise's programs. In addition, the language of the statutes and regulations governing HMOs and other plans that provide or arrange for the provision of health care services for a prepaid or periodic charge could be construed by regulatory authorities to apply to certain activities of CareWise that are provided on a per-member per-month basis. If regulators seek to apply any of the foregoing statutory and regulatory requirements to CareWise or to others operating in a manner substantially similar to CareWise, then CareWise, its employees and/or its clients could be required to obtain additional licenses or registrations, to modify or curtail the operation of CareWise's programs, to modify the method of payment for CareWise's programs, or to pay fines or incur other penalties.

         There can be no assurance that CareWise or the use of its products and services will not be subject to review or challenge by government regulators under any of the foregoing statutes and regulations that apply to health care services and products. In addition, additional laws and regulations could be enacted in the future that would regulate CareWise or the use of its products and services. Any government investigative or enforcement actions with respect to CareWise or the use of its products or services could generate adverse publicity irrespective of the final outcome, and could have a material adverse effect on CareWise.

INCREASED GOVERNMENT SCRUTINY OF HEALTH CARE ARRANGEMENTS

         There is increasing scrutiny by law enforcement authorities, the Office of Inspector General ("OIG") of the Department of Health and Human Services ("DHHS"), the courts, and the United States Congress of arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to exchange remuneration for patient care referrals and opportunities. Investigators have also demonstrated a willingness to look behind the documents evidencing a business transaction to determine the underlying purpose of payments between health care providers and potential referral sources. Enforcement actions have increased as evidenced by recent highly publicized enforcement investigations of certain hospital activities. Although, to their knowledge, PhyCor and CareWise are not currently the subject of any investigation which is likely to have a material adverse effect on their respective businesses, there can be no assurance that they will not be the subject of investigations or inquiries in the future.

RISKS ASSOCIATED WITH STRAUB CLINIC & HOSPITAL, INCORPORATED ("STRAUB") TRANSACTION

         In January 1997, PhyCor consummated its merger with Straub, an integrated health care system with a 152-physician multi-specialty clinic and 159-bed acute care hospital located in Honolulu, Hawaii. In connection with the transaction with Straub, PhyCor agreed to provide certain management services to both a physician group practice and a hospital owned by the group. Because the hospital is subject to extensive regulation and because hospital management companies have, in some instances, been viewed as referral sources by federal regulatory agencies, the relationship between PhyCor and the physician group could come under increased scrutiny under the Medicare fraud and abuse law. In late 1995, prior to its association with PhyCor, Straub was served with a federal search warrant in connection with an investigation into Straub's billings and receivables practices, including with respect to Medicare, Medicaid and the Civilian Health and Medical Program of the Uniformed Services (CHAMPUS). The federal government recently accepted Straub's offer to resolve the investigation, subject to certain conditions including negotiation of an acceptable settlement agreement and corporate integrity program. PhyCor is indemnified by the physician group affiliated with Straub against any liabilities imposed as a result of the investigation or the settlement thereof, and PhyCor believes that such indemnity will be sufficient to satisfy any claims made against PhyCor as a successor to Straub, although no assurance can be given in that regard. In addition, the federal government could in certain circumstances suspend or prevent Straub from participating in government programs, which would adversely affect PhyCor's revenues under its service agreement with Straub.

TAX AUDIT

         PhyCor has been subject to an audit by the Internal Revenue Service (the "IRS") covering the years 1988 through 1993. The IRS has proposed adjustments relating to the timing of recognition for tax purposes of certain revenue and deductions relating to uncollectible accounts and PhyCor's relationship with affiliated physician groups. PhyCor disagrees with the positions asserted by the IRS including any recharacterization and is vigorously contesting these proposed adjustments. PhyCor believes that any adjustments resulting from resolution of this disagreement would not affect reported net earnings of PhyCor but would defer tax benefits and change the levels of current and deferred tax assets and liabilities. For the years under audit and, potentially, for subsequent years, any such adjustments could result in material cash payments by PhyCor. PhyCor does not believe the resolution of this matter will have a material adverse effect on its financial condition, although there can be no assurance as to the outcome of this matter.

APPLICABILITY OF INSURANCE REGULATIONS

         PhyCor's managed IPAs enter into contracts and joint ventures with licensed insurance companies, such as HMOs, whereby the IPAs may be paid on a capitated fee basis. Under capitation arrangements, health care providers bear the risk, subject to certain loss limits, that the aggregate costs of providing medical services to members will exceed the premiums received. To the extent that the IPAs subcontract with physicians or other providers for those physicians or other providers to provide services on a fee-for-service basis, the managed IPAs may be deemed to be in the business of insurance, and thus, subject to a variety of regulatory and licensing requirements applicable to insurance companies or HMOs. In connection with multi-specialty medical clinic acquisitions, PhyCor has and may continue to acquire HMOs previously affiliated with such clinics. The HMO industry is highly regulated at the state level and is highly competitive. Additionally, the HMO industry has been subject to numerous legislative initiatives within the past several years. There can be no assurance that developments in any of these areas will not have an adverse effect on PhyCor's wholly-owned HMOs or on HMOs in which PhyCor has a partial ownership interest or other financial involvement.

RISKS INHERENT IN PROVISION OF MEDICAL SERVICES

         The physician groups with which PhyCor affiliates and the physicians participating in networks developed and managed by PhyCor are involved in the delivery of medical services to the public and, therefore, are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in substantial damage awards to the claimants which may exceed the limits of any applicable insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. PhyCor does not control the practice of medicine by affiliated physicians or the compliance with certain regulatory and other requirements directly applicable to physicians, physician networks and physician groups. PhyCor is indemnified under its service agreements for claims against the physician groups, maintains liability insurance for itself and negotiates liability insurance for the physicians affiliated with its clinics and under its management agreements for claims against the IPAs and physician members. Successful malpractice claims asserted against the physician groups, the managed IPAs or PhyCor, however, could have a material adverse effect on PhyCor.

ANTI-TAKEOVER CONSIDERATIONS

         PhyCor is authorized to issue up to 10,000,000 shares of preferred stock, the rights of which may be fixed by the Board of Directors. In February 1994, the Board of Directors approved the adoption of a Shareholder Rights Plan (the "PhyCor Rights Plan"). The PhyCor Rights Plan is intended to encourage potential acquirers to negotiate with PhyCor's Board of Directors and to discourage coercive, discriminatory and unfair proposals. PhyCor's stock incentive plans provide for the acceleration of the vesting of options in the event of a change in control. The PhyCor Charter provides for the classification of its Board of Directors into three classes, with each class of directors serving staggered terms of three years. Provisions in the executive officers' employment agreements provide for post-termination compensation, including payment of certain of the executive officers' salaries for 24 months, following a change in control. Most physician groups may terminate their service agreements with PhyCor in certain events, including a change in control of PhyCor which is not approved by a majority of PhyCor's Board of Directors. A change in control of PhyCor also constitutes an event of default under PhyCor's bank credit facility. The foregoing matters may, together or separately, have the effect of discouraging or making more difficult an acquisition or change of control of PhyCor.

                               THE SPECIAL MEETING

GENERAL

         This Prospectus-Proxy Statement is being furnished to holders of CareWise Capital Stock in connection with the solicitation of proxies by the Board of Directors for use at the Special Meeting to consider and vote upon a proposal to approve and adopt the Merger Agreement and the Merger and to transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof. Each copy of this Prospectus-Proxy Statement mailed to holders of CareWise Capital Stock is accompanied by a form of Proxy to be used at the Special Meeting (attached hereto as Annex C).

         This Prospectus-Proxy Statement is also furnished to holders of CareWise Capital Stock as a Prospectus in connection with the issuance to them of the shares of PhyCor Common Stock upon consummation of the Merger.

DATE, PLACE AND TIME

         The Special Meeting will be held at the offices of CareWise located at 701 Fifth Avenue, Suite 2600, Seattle, Washington, on __________________, 1998 at ________________ a.m., local time.

RECORD DATE; QUORUM

         The Board of Directors of CareWise has fixed the close of business on _____________, 1998 as the Record Date for the determination of holders of CareWise Capital Stock entitled to receive notice of and to vote at the Special Meeting. The presence, in person or by proxy, of a majority of the shares of CareWise Capital Stock entitled to vote at the Special Meeting will constitute a quorum at the Special Meeting.

VOTES REQUIRED

         As of the Record Date, there were outstanding and entitled to vote _____ shares of CareWise Common Stock and _____ shares of CareWise Preferred Stock. Each share of CareWise Capital Stock is entitled to one vote on each matter that comes before the Special Meeting.

         APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF CAREWISE REQUIRES (I) THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING SHARES OF CAREWISE COMMON STOCK ENTITLED TO VOTE AT THE SPECIAL MEETING AND (II) THE AFFIRMATIVE VOTE OF TWO-THIRDS OF THE OUTSTANDING SHARES OF CAREWISE PREFERRED STOCK ENTITLED TO VOTE AT THE SPECIAL MEETING.

         As a condition to the willingness of PhyCor to execute the Merger Agreement, concurrently with the execution of the Merger Agreement, each of John
E. Gebhart III, James O. Steeb, Michael B. Weitz, Craig S. Russell, Thomas O. Pyle, Rheba de Tornyay, Scott Marber, Kenneth W. Duemig, Frontenac VI, L.P., InterWest Partners III, Mohr, Davidow Ventures, Olympic Venture Partners III, L.P., Franklin Capital Associates II, L.P., CH Partners IV, Fluke Capital Management, L.P., and New Enterprise Associates VI, Limited Partnership, who own shares representing an aggregate of ___% of the voting power of the CareWise Common Stock and __% of the voting power of the CareWise Preferred Stock as of the Record Date, granted irrevocable proxies to certain officers of PhyCor allowing such officers to vote such shares (and any other shares of CareWise Capital Stock acquired by them after the date of the Merger Agreement, including shares acquired pursuant to the exercise of any rights to purchase or otherwise acquire shares) in favor of the Merger Agreement and the Merger. As of the Record Date, neither PhyCor nor its affiliates beneficially owned any shares of CareWise Capital Stock. See "THE MERGER-Interest of Certain Persons in the Merger."

         By the unanimous vote of the members of the Board of Directors of CareWise at a special meeting held on December 21, 1997, the CareWise Board of Directors determined that the proposed Merger, and the terms and conditions of the Merger Agreement, were in the best interests of CareWise and its stockholders. The Merger Agreement was adopted and approved unanimously by the entire CareWise Board of Directors, which also unanimously recommended that the holders of CareWise Capital Stock vote FOR approval and adoption of the Merger Agreement.

         In the event that the Merger Agreement is not approved and adopted by the CareWise stockholders, the Merger Agreement may be terminated by PhyCor or CareWise in accordance with its terms. Such approval is also a condition to PhyCor's and CareWise's obligations to consummate the Merger. See "THE MERGER-Conditions to the Merger" and "-Termination."

PROXIES, PROXY SOLICITATION

         The shares of CareWise Capital Stock represented by a Proxy properly signed and received at or prior to the Special Meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. IF A PROXY FOR THE SPECIAL MEETING IS PROPERLY EXECUTED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SHARES OF CAREWISE CAPITAL STOCK REPRESENTED BY THE PROXY WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. Any Proxy given pursuant to the solicitation may be revoked by the person giving it at any time before the Proxy is voted by the filing of an instrument revoking it or of a duly executed Proxy bearing a later date with the Secretary of CareWise prior to or at the Special Meeting, or by voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute a revocation of a Proxy. Only votes cast for approval of the Merger Agreement and the Merger or other matters constitute affirmative votes. Abstentions and non-votes will, therefore, have the same effect as votes against approval of the Merger Agreement and the Merger with respect to the Special Meeting.

         Because certain beneficial owners of shares representing, as of the Record Date, an aggregate of __% of the voting power of CareWise Common Stock and ___% of the voting power of CareWise Preferred Stock have granted irrevocable proxies to certain officers of PhyCor allowing such persons to vote such shares in favor of the Merger Agreement and the Merger, approval thereof by the CareWise stockholders is assured.

         The Board of Directors of CareWise is not aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretion to vote or act thereon according to their best judgment and subject to applicable rules of Delaware law.

         CareWise will bear the cost of soliciting proxies from its stockholders. In addition to solicitation by mail, directors, officers and employees of CareWise may solicit proxies by telephone, telegram or otherwise. Such directors, officers and employees of CareWise will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

         STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. THE PROCEDURE FOR THE EXCHANGE OF SHARES IS SET FORTH ELSEWHERE IN THIS PROSPECTUS-PROXY STATEMENT. SEE "THE MERGER-EXCHANGE OF CERTIFICATES."

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


                                   THE MERGER

         The description of the Merger contained in this Prospectus-Proxy Statement summarizes the material terms of the Merger Agreement; it is not complete and is qualified in its entirety by reference to the Merger Agreement, the full text of which is attached hereto as Annex A and incorporated herein by reference. All stockholders are urged to read Annex A in its entirety.

TERMS OF THE MERGER

         The acquisition of CareWise by PhyCor will be effected by means of the merger of the Subsidiary with and into CareWise, with CareWise being the Surviving Corporation. The Subsidiary Certificate of Incorporation, as amended and existing at the Effective Time, and the Bylaws of the Subsidiary in effect at the Effective Time, will govern the Surviving Corporation until amended or repealed in accordance with applicable law.

         As a result of the Merger, each share of CareWise Common Stock and each share of CareWise Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Appraisal Shares) shall be converted into the right to receive a number of shares of PhyCor Common Stock equal to (i) the PhyCor Base Shares divided by (ii) the sum of the shares of CareWise Common Stock, CareWise Preferred Stock and any options, rights or warrants to acquire shares of CareWise Common Stock or CareWise Preferred Stock, outstanding at the Effective Time. Stockholders will receive cash in lieu of fractional shares.

         The number of PhyCor Base Shares issuable as a result of the Merger (and in certain cases noted below, the Exchange Ratio) are subject to adjustment as follows:

           (i) In the event that the Average Price shall be less than $24.00, then the PhyCor Base Shares shall be the quotient of 61,176,000 divided by the Average Price. This adjustment shall also affect the Exchange Ratio.

          (ii) In the event that the Average Price is more than $29.00, then the number of PhyCor Base Shares shall be the quotient of 73,921,000 divided by the Average Price. This adjustment shall also affect the Exchange Ratio.

         (iii) The PhyCor Base Shares shall be reduced proportionally, without affecting the Exchange Ratio, for any Appraisal Shares.

          (iv) If any options, rights or warrants to purchase, or securities convertible or exchangeable into, shares of any class of capital stock of CareWise shall remain outstanding at the Effective Time, whether vested or unvested, the number of PhyCor Base Shares shall be reduced (without affecting the Exchange Ratio) by the nearest whole number of shares of PhyCor Common Stock issuable in the aggregate upon the exercise, conversion or exchange of all such outstanding securities.

         As of the Effective Time, all outstanding shares of CareWise Capital Stock shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing such shares shall cease to have any rights with respect thereto, except the right to receive shares of PhyCor Common Stock, cash (without interest) in lieu of fractional shares and any dividends or other distributions to which such holder is entitled as a result of the Merger. Each share of CareWise Capital Stock that is owned by CareWise or any subsidiary of CareWise shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

         The Merger Agreement provides that at the Effective Time each option issued pursuant to the CareWise Option Plan then outstanding, whether or not vested or exercisable, will, pursuant to the terms of the CareWise Option Plan, be assumed by PhyCor and will constitute a Replacement Option to acquire, on the same terms and conditions as were applicable under such assumed option, shares of PhyCor Common Stock equal to the product of the Exchange Ratio and the number of shares of CareWise Common Stock subject to such option, at a price per share equal to the aggregate exercise price (rounded up to the nearest $0.001) for the shares of CareWise Common Stock subject to such option divided by the number of full shares of PhyCor Common Stock deemed to be purchasable pursuant to such Replacement Option. Notwithstanding the foregoing, all replacement Options shall be fully vested at the Effective Time in accordance with the CareWise Option Plan. PhyCor has agreed to file within ten days following the Effective Time a registration statement on Form S-8 to register, to the extent necessary, the shares of PhyCor Common Stock issuable pursuant to the Replacement Options under the Securities Act.

         Based upon the number of shares of PhyCor Common Stock outstanding as of the Record Date (excluding shares issuable upon exercise of options and convertible securities) and assuming the issuance of an aggregate of 2,549,000 shares of PhyCor Common Stock as a result of the Merger, the stockholders of CareWise Capital Stock will receive in the aggregate approximately ____% of the outstanding shares of PhyCor Common Stock anticipated to be outstanding immediately after the Effective Time.

BACKGROUND OF THE MERGER

         In light of the continued and increased interest in health care cost containment, as well as increasing consolidation in the demand management segment of the health care industry, during the summer and fall of 1996, the CareWise Board of Directors began to explore strategic alternatives to increase stockholder value and liquidity, including consideration of an initial public offering or a strategic alliance of CareWise with a third party.

         On September 13, 1996, John Gebhart, CareWise's President and Chief Executive Officer, was introduced to Paul Keckley, PhyCor's Vice President of Strategic Development, at an industry conference in Minnesota. In addition, in October and November of 1996, Mr. Gebhart met with management personnel associated with two unaffiliated third parties (Party 1 and Party 2, respectively) to discuss potential business combinations.

         On December 2, 1996, Mr. Gebhart and Scott Marber, then CareWise's Vice President of Sales, traveled to Nashville, Tennessee to meet with Mr. Keckley and Jerry Howell, Director of The PhyCor Institute, to learn about the operations and business practices of PhyCor in conjunction with exploring strategic business opportunities.

         On February 4, 1997, CareWise retained BT Alex. Brown to provide certain investment banking advice and services to CareWise, including assisting CareWise in evaluating its options to increase stockholder value and liquidity. At CareWise's direction, BT Alex. Brown contacted a number of prospective partners for CareWise, including PhyCor. As part of the overall process, several of the parties so contacted entered confidentiality agreements with CareWise and conducted preliminary discussions and informational meetings.

         On April 30, 1997, Mr. Gebhart, Craig Russell and Sherry Stoll, being, respectively, CareWise's Vice President of Marketing and Vice President of Clinical Services, traveled to Nashville, Tennessee to meet with Mr. Keckley, Joseph Hutts, Thompson Dent, and Ronald Loepke, being, respectively, PhyCor's President and Chief Executive Officer, Executive Vice President and Medical Director, as well as other PhyCor personnel, for the purpose of further familiarizing themselves with PhyCor's business and to explore strategic opportunities that might exist between the two companies. PhyCor expressed continued interest in CareWise and in early May, PhyCor executed a confidentiality agreement and received certain information regarding CareWise.

         On May 13, 1997 Mr. Hutts and Mr. Dent traveled to Seattle, Washington to meet with members of CareWise senior management and become familiar with the operations of CareWise.

         On May 15, 1997, Jim Steeb, CareWise's Chief Operating Officer, visited Nashville, Tennessee to attend a meeting of The PhyCor Institute and to discuss with PhyCor senior management the potential benefit of a strategic combination or alliance between PhyCor and CareWise.

         On May 21, 1997, CareWise received a preliminary non-binding offer from PhyCor to acquire CareWise in a tax-free, stock-for-stock merger valued at approximately $53,800,000. A meeting of the CareWise Board was held that day during which a representative of BT Alex. Brown provided an analysis of the preliminary offer from PhyCor, including the purchase price, as well as the status of other contacts that had expressed some level of interest in a transaction with CareWise. After discussion of the PhyCor offer and other alternatives, the Board authorized Mr. Gebhart to continue to negotiate with PhyCor and to enter into an exclusive negotiation agreement extending through


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

the end of June 1997. After further negotiation, CareWise and PhyCor entered into a letter agreement memorializing the foregoing on May 27, 1997.

         On June 9 and 10, 1997, representatives of PhyCor continued their due diligence interviews with senior management of CareWise in Seattle, Washington.

         On June 12, 1997, CareWise received from PhyCor the initial draft of an Agreement and Plan of Merger.

         On June 13, 1997, Mr. Hutts telephoned Mr. Gebhart and indicated that, based on the then current results of operations and contingencies associated with future prospects of CareWise, PhyCor was at that time not able to complete the transaction on the then current terms, but indicated a desire to continue discussions in the future.

         On June 24, 1997, Mr. Gebhart met with Party 1 to continue informal discussions about a merger.

         A meeting of the CareWise Board was held on July 17, 1997 during which members of CareWise management reported on the market for demand management services, results of operations, and sales and financial projections. In addition, a representative of BT Alex. Brown provided an update regarding the range of possible valuations of CareWise. At the direction of the Board, CareWise management ceased further discussions with potential buyers in order to focus on increasing revenues, attaining profitability and securing and integrating successfully certain new service agreements.

         On September 30, 1997, Messrs. Gebhart, Steeb and Russell met with Messrs. Hutts, Dent and John Crawford, PhyCor's Vice President and Chief Financial Officer, in Nashville, Tennessee to discuss recent developments at CareWise, including the recent Demand Management Services Agreement with Merck-Medco Management Care, L.L.C., and to re-initiate discussions regarding the opportunity for a business combination.

         On October 29, 1997, an officer of Party 1 contacted Mr. Gebhart to express an interest in commencing preliminary merger discussions. On November 13, 1997, Mr. Gebhart and Mr. Steeb conducted further discussions with Party 1 regarding a possible merger.

         On November 14, 1997, Mr. Gebhart and Mr. Steeb visited Party 2 to commence preliminary discussions with respect to a potential business combination.

         On November 18, 1997, CareWise received a non-binding offer from Party 2 to acquire CareWise in a tax-free, stock-for-stock merger for aggregate consideration to be negotiated within a specified range. CareWise rejected this preliminary proposal, but provided additional information to Party 2 to enable it to reconsider the terms of its offer.

         On November 20, 1997, Mr. Dent called Mr. Gebhart to indicate PhyCor's interest in re-initiating formal merger discussions with CareWise.

         On November 25, 1997, members of senior management of CareWise and certain representatives of BT Alex. Brown met with senior management of Party 1 and their investment banker. At that time, CareWise received a draft of a non-binding letter agreement pursuant to which Party 1 offered to acquire CareWise in a tax-free, stock-for-stock merger with CareWise stockholders receiving a fixed number of shares of Party 1, subject to due diligence review and other customary conditions.

         Also on November 25, 1997, CareWise received a revised letter from Party 2 providing for the acquisition of CareWise as noted above with aggregate consideration within a broader specified range than the original proposal.

         A telephonic meeting of the CareWise Board was held later that day during which time Mr. Gebhart, representatives from BT Alex. Brown and legal counsel to CareWise reported on the status of merger discussions with certain parties generally, and specifically, with respect to the terms of the offers extended by Party 1 and Party 2.

         From the period beginning November 26th through December 5, 1997, Mr. Gebhart, at the direction of the CareWise Board, continued to negotiate with Party 1 with respect to the proposed terms of the merger. In addition, Mr. Gebhart continued to respond to inquiries by other potential acquirers, including PhyCor. At the direction of the CareWise Board, representatives of BT Alex. Brown spoke with several potential strategic buyers regarding their interest, including PhyCor.

         On December 4, 1997, Mr. Gebhart and Mr. Russell visited PhyCor's offices in Nashville, Tennessee to reconvene formal merger discussions.

         On December 8, 1997, CareWise received a proposal from PhyCor that provided for a tax-free, stock-for-stock merger with a fixed transaction value of $65 million, subject to certain conditions including eligibility for pooling of interest accounting, a specified walkaway provision and an exclusivity period. In addition, on December 8, 1997, CareWise received a further revised proposal from Party 2, which provided for consideration consisting of a fixed number of shares of Party 2.

         A telephonic meeting of the CareWise Board was held on December 8, 1997, during which time Mr. Gebhart reviewed the status of the negotiations with various parties. Mr. Gebhart and representatives from BT Alex. Brown discussed the merits of each of the three offers received to date. During this meeting the CareWise Board authorized management and representatives of BT Alex. Brown to continue to negotiate with Party 1 and to enter into a letter agreement that included an exclusivity provision that would extend no later than January 12, 1998.

         On December 10, 1997, Mr. Gebhart was contacted by Mr. Hutts regarding revisions to the terms of PhyCor's proposal, including the addition of a price "collar" that provided for a guaranteed transaction value of not less than $61,176,000 or more than $73,921,000. A telephonic meeting of the Board of Directors was called for the evening of December 10th, 1997, at which Mr. Gebhart reported that he had not yet signed the letter agreement with Party 1. At the meeting, Mr. Gebhart, legal counsel to CareWise and representatives of BT Alex. Brown reviewed the terms of the revised offer from PhyCor and led a discussion regarding the proposals received from PhyCor, Party 1 and Party 2 in terms of valuation, exclusivity, structure, strategic fit, quality of acquisition currency and the certainty of closure on the terms presented. After a discussion of the issues presented, the CareWise Board directed Mr. Gebhart to terminate discussions with Party 1 and Party 2 and authorized him to enter into the letter agreement with PhyCor.

         On December 12, 1997, the initial draft of the Merger Agreement was delivered to CareWise. On December 16 and 17, 1997, representatives of PhyCor, as well as their financial advisors and legal counsel met in Seattle to conduct due diligence and negotiate the terms of the proposed merger. Negotiations with respect to the Merger Agreement continued throughout the week of December 15, 1997.

         A telephonic meeting of the CareWise Board was held on December 17, 1997, to report with respect to the progress of the negotiations between CareWise and PhyCor, during which time Mr. Gebhart, legal counsel to CareWise and representatives of BT Alex. Brown led a discussion of the due diligence process and the material terms of the proposed agreement.

         On December 19, 1997, Messrs. Gebhart and a representative of BT Alex. Brown traveled to Birmingham, Alabama to continue due diligence discussions with members of PhyCor management.

         A telephonic meeting of the CareWise Board was held on December 21, 1997 to consider further the proposed merger of CareWise and PhyCor, at which meeting Mr. Gebhart and a representative of BT Alex. Brown reported on the results of the due diligence meetings conducted in Alabama. In addition, members of the CareWise Board participated in a discussion with legal counsel focusing on the negotiation and documentation process to date and the material terms of the proposed transaction. As part of the Board meeting, representatives of BT Alex. Brown led a discussion with the Board during which their valuation analysis and fairness opinion with respect to the proposed transaction was presented. Following BT Alex. Brown's presentation, the Board unanimously approved the Merger Agreement, recommending the transaction to the stockholders for their approval.

         PhyCor, the Subsidiary and CareWise entered into the definitive Merger Agreement on December 22, 1997.

REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS

         Joint Reasons for the Merger. The PhyCor Board and the CareWise Board each considered that the combined companies would have the potential for competitive advantage and improved financial performance. The PhyCor Board and the CareWise Board each believe that the following potential mutual benefits of the Merger will contribute to the success of the combined companies:

                  Increased Exposure to Practice Management and Provider Segment. CareWise has pursued relationships in the practice management and provider segment based on its belief that this segment will become increasingly important as financial risk continues to shift to medical providers, and that its core competencies can offer competitive and operational advantages to at-risk medical providers. PhyCor continually evaluates services and techniques that provide it with greater ability to manage financial risk and to introduce process improvements in its medical practices. The proposed Merger provides capabilities that are consistent with this objective.

                  Business Synergies in Consolidation. Over the past two years significant consolidation has occurred among demand management companies, both with respect to business combinations within the demand management industry and the combination of demand management companies with other information service providers. The proposed Merger strengthens the position of CareWise in the marketplace for the segments it currently serves while providing PhyCor with expanded capabilities to improve the operation of its physician practices.

         PhyCor. In approving the Merger Agreement and the Merger, the PhyCor Board considered, among other factors, the following additional advantages that the Merger would afford PhyCor:

                  Comprehensive Patient-Oriented Services. PhyCor seeks to continue improving its position as a comprehensive patient-oriented practice management company. PhyCor believes that the Merger will enable it to more effectively manage the needs of the patients of the physician groups it manages.

                  Enhanced Competitive Position. PhyCor believes that the Merger will enhance its future competitive position by facilitating its ability to manage the clinical, financial and administrative risk associated with delivering care to various patient populations.

                  Strategic, financial and operational synergies. PhyCor believes that the Merger will buttress its leadership position in the rapidly evolving practice management industry by enabling PhyCor to provide unique patient care management services which will facilitate the development of a more cost-effective, high-quality health care delivery model.

         In view of the variety of both positive and negative factors that it considered, the PhyCor Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After taking into consideration all the factors set forth above, among others, the PhyCor Board determined that the Merger is in the best interests of PhyCor and the PhyCor shareholders. Accordingly, the PhyCor Board has approved the Merger Agreement and the Merger.

         CareWise. The CareWise Board believes that the following are additional reasons for the CareWise stockholders to vote "FOR" approval of the Merger Agreement and the Merger.

                  Business-To-Business Strategy. CareWise has pursued a business-to-business strategy to align itself with other health service providers, thereby enabling it to offer more clinically intensive services and to create more presence with respect to managing episodes of care. The proposed Merger is consistent with this strategy.

                  Access To Financing for Product Development. Increasing emphasis on episode and disease management imposes on CareWise greater investment in product development as well as strong integration with providers for optimal delivery to patients. Through the Merger, additional financial investment resources are attainable, and importantly, access to physician practice settings to refine development specifications.

                  Greater Financial Resources. PhyCor has the financial resources to provide CareWise with the funds it requires to pursue existing market opportunities and support the growth of its business.

                  Stockholder Liquidity. The Merger will provide the CareWise stockholders and option holders with increased liquidity by replacing their illiquid shares of CareWise Common Stock (and options to purchase such shares) and CareWise Preferred Stock with publicly traded PhyCor Common Stock and options to purchase such shares, thereby giving the CareWise stockholders and option holders the opportunity both to generate cash by selling a portion of their holdings and to continue to participate in the growth potential of the businesses conducted by the combined companies.

                  Employee Incentives. After the Merger, CareWise employees will be eligible to participate in PhyCor's stock-based compensation plans, providing them a stake in the further growth of PhyCor.

         In the course of its deliberations, the CareWise Board considered and discussed a number of other factors including the following: (i) the terms of the Merger Agreement, including the percentage ownership of PhyCor by the CareWise stockholders following the Merger, and the circumstances under which the Merger Agreement could be terminated; (ii) information concerning CareWise's and PhyCor's respective businesses, prospects, financial performances, financial conditions and operations; (iii) the market price of the PhyCor Common Stock in the recent past; (iv) reports from management and their advisors on the results of CareWise's due diligence investigation of PhyCor; (v) the requirements of a tax-free merger and pooling of interest accounting; and (vi) the execution of new employment agreements with certain key employees to be effective at the Effective Time.

         The CareWise Board also considered the following actual or potential material disadvantages of the Merger to CareWise and the CareWise stockholders:
(i) the potential disruption of CareWise's business that might result following announcement of the Merger; (ii) the risk that benefits sought to be obtained by the Merger might not be obtained; (iii) the risks associated with the proposed business combination of PhyCor and MedPartners; and (iv) other risks described under "RISK FACTORS."

         In view of the variety of both positive and negative factors that it considered, the CareWise Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After taking into consideration all the factors set forth above, the

CareWise Board determined that the Merger is in the best interest of CareWise and the CareWise stockholders. ACCORDINGLY, THE CAREWISE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE CAREWISE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

OPINION OF BT ALEX. BROWN INCORPORATED

         CareWise retained BT Alex. Brown on February 4, 1997, to provide investment banking advice and services to CareWise, including assisting CareWise in developing a plan to carry out its strategic objectives, evaluating candidates for potential business combinations, and advising CareWise with respect to potential business combinations, including rendering its opinion to the Board of Directors of CareWise as to the fairness, from a financial point of view, of the Exchange Ratio to CareWise's stockholders.

         At the December 21, 1997 meeting of the CareWise Board of Directors, representatives of BT Alex. Brown made a presentation with respect to the Merger and rendered to the CareWise Board its opinion that, as of such date, and subject to the assumptions made, matters considered and limitations set forth in such opinion and summarized below, and based on the facts and circumstances as they existed at the time, the Exchange Ratio was fair, from a financial point of view, to CareWise's stockholders. No limitations were imposed upon BT Alex. Brown with respect to the investigations made or procedures followed by it in rendering its opinion.

         THE FULL TEXT OF BT ALEX. BROWN'S WRITTEN OPINION DATED DECEMBER 21, 1997 (THE "BT ALEX. BROWN OPINION"), WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX B AND IS INCORPORATED HEREIN BY REFERENCE. CAREWISE STOCKHOLDERS ARE URGED TO READ THE BT ALEX. BROWN OPINION IN ITS ENTIRETY. THE BT ALEX. BROWN OPINION IS DIRECTED TO THE CAREWISE BOARD, ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO TO CAREWISE'S STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY CAREWISE STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE CAREWISE MEETING. THE BT ALEX. BROWN OPINION WAS RENDERED TO THE CAREWISE BOARD FOR ITS CONSIDERATION IN DETERMINING WHETHER TO APPROVE THE MERGER AGREEMENT. BT ALEX. BROWN DID NOT RECOMMEND TO THE CAREWISE BOARD THAT ANY SPECIFIC EXCHANGE RATIOS CONSTITUTED THE APPROPRIATE EXCHANGE RATIO FOR THE MERGER. THE DISCUSSION OF THE BT ALEX. BROWN OPINION IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE BT ALEX. BROWN OPINION.

         In connection with the BT Alex. Brown Opinion, BT Alex. Brown reviewed certain publicly available financial information and other information concerning CareWise and PhyCor and certain internal analyses and other information furnished by CareWise. BT Alex. Brown also held discussions with the members of the senior managements of CareWise and PhyCor regarding the businesses and prospects of their respective companies. In addition, BT Alex. Brown (i) reviewed the reported prices and trading activity for the PhyCor Common Stock, (ii) compared certain financial information for CareWise and certain financial and stock market information for PhyCor with similar information for certain other companies whose securities are publicly traded,
(iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

         In conducting its review and arriving at its opinion, BT Alex. Brown assumed and relied upon, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with it for purposes of rendering its opinion. With respect to the financial projections of CareWise and other information relating to the prospects of CareWise provided to BT Alex. Brown by CareWise, BT Alex. Brown assumed that such projections and other information were reasonably prepared and reflected the best currently



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


available judgments and estimates of the management of CareWise as to the likely future financial performance of CareWise. The financial projections of CareWise that were provided to BT Alex. Brown were utilized and relied upon by BT Alex. Brown in the Analysis of Certain Other Publicly Traded Companies, the Analysis of Selected Mergers and Acquisitions, and the Discounted Cash Flow Analysis summarized below. BT Alex. Brown did not receive projections prepared by the management of PhyCor. However, PhyCor's management confirmed to BT Alex. Brown, and BT Alex. Brown relied upon such confirmation, that the publicly available financial estimates for PhyCor were generally consistent with the expectations of PhyCor's management. BT Alex. Brown assumed, with the consent of CareWise, that the Merger will qualify for pooling of interests accounting treatment and as a tax-free transaction for the stockholders of CareWise. BT Alex. Brown did not make and it was not provided with an independent evaluation or appraisal of the assets of CareWise, nor has BT Alex. Brown been furnished with any such evaluations or appraisals. The BT Alex. Brown Opinion is based on market, economic and other conditions as they existed and could be evaluated as of the date of the opinion letter. In rendering its opinion, BT Alex. Brown was not asked to consider, and did not address, the relative merits of the Merger as compared to any alternative business transactions with third parties that might exist for CareWise or the effect of any such other transaction in which CareWise might engage. Additionally, BT Alex. Brown did not express any opinion as to the prices at which shares of PhyCor Common Stock may trade at any future time.

         The following is a summary of the report (the "BT Alex. Brown Report") presented by BT Alex. Brown to the CareWise Board on December 21, 1997, in connection with rendering the BT Alex. Brown Opinion. The financial information used in the BT Alex. Brown Report with respect to the publicly-traded and acquired companies was based on publicly available information. With respect to earnings per share ("EPS") estimates for publicly-traded companies, BT Alex. Brown utilized estimated EPS for calendar years 1997 and 1998 as reported by the Institutional Brokers Estimating System ("IBES"). With respect to EPS estimates for acquired companies, BT Alex. Brown utilized IBES estimates, if available, and other publicly available information, including Wall Street research reports, regarding the acquired company at the time the acquisition of that company was announced. Financial information used with respect to CareWise for future periods was based on CareWise management estimates for such future periods.

         Historical and Projected Financial Position. BT Alex. Brown reviewed and analyzed the historical, current and projected financial condition of CareWise which included (i) an assessment of CareWise's recent financial statements, (ii) an analysis of CareWise's historical quarterly and annual revenue, growth and operating performance trends and (iii) an analysis of CareWise's projected quarterly and annual financial results through 2002.

         Analysis of Certain Publicly-Traded Companies. BT Alex. Brown compared certain financial information (based on commonly used valuation measurements described below) relating to CareWise to certain corresponding information for a group of selected companies in the demand management, health care information services, pharmacy benefit management and teleservices industries including Access Health, Inc. ("Access Health"), HCIA, Inc., Healthplan Services Corporation, Transcend Services, Inc., Advance Paradigm, Inc., Express Scripts, Inc., APAC Teleservices, Inc., Precision Response Corporation, Sitel Corporation, and Teletech Holdings, Inc. ("Selected Companies"). Such financial information included, among other things, (i) market value of the total outstanding common equity ("Equity Value"); (ii) operating performance; (iii) ratios of Equity Value adjusted for debt and cash ("Adjusted Value") to revenue; and (iv) ratios of Equity Value per common share to projected EPS. Additionally, because of the high level of comparability with CareWise, BT Alex. Brown also compared certain financial information relating to CareWise to certain corresponding information for Access Health, one of the Selected Companies.

         BT Alex. Brown noted that the consideration to be paid in the Merger to the CareWise stockholders will be between $61.176 million and $73.921 million ("Merger Equity Values" and, as adjusted for estimated cash and debt as of December 31, 1997, and cash proceeds from the future exercises of outstanding options and warrants, "Merger Adjusted Values"). BT Alex. Brown noted that the ratio of Merger Adjusted Values to CareWise's estimated calendar 1997 revenue ranged from 3.3x to 4.1x, compared to a range for the Selected Companies of 0.8x to 6.1x, with a mean of 2.0x and further compared to the Access Health ratio of 6.1x. BT Alex. Brown further noted that the ratio of Merger Equity Values to CareWise's projected, fully-taxed, 1998 net income ranged from 38.1x to 46.1x, compared to a range for the Selected Companies of 15.2x to 31.8x and a mean of 22.3x and further compared to the Access Health ratio of 25.6x. As a result of the foregoing procedures, BT Alex. Brown noted that the proposed transaction ratios for the CareWise Merger were higher than the means of the ratios for the Selected Companies. BT Alex. Brown then applied the Adjusted Value to revenue ratios of the Selected Companies and of Access Health to CareWise's estimated revenue for calendar 1997 to derive implied Adjusted Values for CareWise. BT Alex. Brown then adjusted for CareWise's estimated cash and debt as of December 31, 1997, and cash proceeds from the future exercises of outstanding options and warrants, to derive implied Equity Values for CareWise. This analysis derived implied Equity Values for CareWise ranging from $22.3 million to $104.4 million with a mean of $40.9 million using the Selected Companies and $104.4 million using Access Health. BT Alex. Brown further applied the ratio ranges and the mean ratios of the Selected Companies and Access Health for Equity Values per share to EPS for calendar year 1998 to CareWise's estimated fully-taxed net income for calendar year 1998 to derive implied Equity Values for CareWise. This analysis derived Equity Values for CareWise ranging from $24.4 million to $51.0 million with a mean of $35.8 million using the Selected Companies and $41.1 million using Access Health. BT Alex. Brown also derived an implied Equity Value for CareWise of $63.3 million by applying Access Health's per enrolled life Adjusted Value of $24.21 to CareWise's 2.2 million enrolled lives and adjusting for CareWise's estimated cash and debt as of December 31, 1997, and cash proceeds from the future exercises of outstanding options and warrants. From the per enrolled life analysis, BT Alex. Brown noted that the imputed Equity Value for CareWise of $63.3 million was within the range of the Merger Equity Values.

         Analysis of Selected Mergers and Acquisitions. BT Alex. Brown reviewed the financial terms, to the extent publicly available, of 21 proposed, pending or completed mergers and acquisitions since December 1992 in the health care information service industry (the "Selected Transactions"). BT Alex. Brown assessed the offer value for the equity ("Transaction Equity Value") of each of the Selected Transactions, as well as the Transaction Equity Value adjusted for cash and debt at the time of each transaction ("Adjusted Transaction Value"). The 21 transactions reviewed, in reverse chronological order of public announcement, were: HBO & Company ("HBOC")/National Health Enhancement Systems ("NHES")(October 1997); HBO & Company/HPR, Inc. (September 1997); Misys, plc/Medic Computer Systems, plc (September 1997); Cardinal Health Inc./MediQual Systems, Inc. (May 1997); IDX Corporation/PHAMIS Inc. (March 1997); HBO & Company/Enterprise Systems, Inc. (March 1997); Shared Medical Systems Corporation/American Healthware Systems, Inc. (March 1997); HBO & Company/AMISYS Managed Care Systems, Inc. (February 1997); HBO & Company/GMIS Inc. (September
1996); Access Health/Informed Access (September 1996); HCIA, Inc./LBA
Health Care Mgmt. (July 1996); Medaphis Corporation/Health Data Sciences Corp. (May 1996); HBO & Company/CyCare Systems, Inc. (May 1996); Warburg Pincus Ventures, L.P./Transition Systems, Inc. (December 1995); Medaphis Corporation/Healthcare Recoveries, Inc. (July 1995); HBO & Company/CliniCom Incorporated (July 1995); HBO & Company/Health Systems Group (May 1995); Medaphis Corporation/Atwork Corporation (January 1995); The Thomson Corporation/The MEDSTAT Group, Inc. (November 1994); HBO & Company/Serving Software, Inc. (May 1994); and MEDSTAT/Inforum, Inc. (December 1992). BT Alex. Brown noted that HBOC's pending acquisition of NHES ("NHES/HBOC Transaction"), one of the Selected Transactions, was the most comparable of the Selected Transactions. All financial information for the Selected Transactions was based on public information regarding such transactions and such acquired companies, without taking into account differing market and other conditions during the five-year period during which the Selected Transactions occurred.

         BT Alex. Brown noted that the ratios of Merger Adjusted Values to CareWise's estimated calendar 1997 revenue ranged from 3.3x to 4.1x as compared to a range for the Selected Transactions of 1.5x to 11.4x and a mean of 5.3x and further compared to the NHES/HBOC Transaction ratio of 3.0x. BT Alex. Brown further noted that the ratios of Merger Equity Values to CareWise's projected fully-taxed 1998 net income ranged from 38.1x to 46.1x, and Merger Equity Values to CareWise's projected 1998 net income, assuming full benefit of CareWise's net operating loss tax benefit ("NOL"), ranged from 24.4x to 29.5x, compared to a range for the Selected Transactions of 12.6x to 46.2x and a mean of 33.1x and further compared to the NHES/HBOC Transaction ratio of 12.6x. As a result of the foregoing procedures, BT Alex. Brown noted that these proposed transaction ratios relating to the CareWise Merger were within the ranges of the ratios for the Selected Transactions and greater than the ratio for the NHES/HBOC Transaction. BT Alex. Brown then applied the high and low of the ratio ranges and the mean ratio of Adjusted Transaction Value to revenues for the Selected Transactions and the NHES/HBOC Transaction to CareWise's estimated revenue for calendar 1997 to derive implied Adjusted Values for CareWise. BT Alex. Brown then adjusted for CareWise's estimated cash and debt as of December 31, 1997, plus cash proceeds from the future exercises of options and warrants, to derive implied Equity Values ranging from $33.2 million to $186.5 million with a mean of $92.0 million based on the Selected Transactions and of $56.4 million based on the NHES/HBOC Transaction. BT Alex. Brown further applied the high and low of the ratio range and the mean ratio of Transaction Equity Value to forward net income for the Selected Transactions and the ratio for the NHES/HBOC Transaction to CareWise's projected 1998 net income, on a fully-taxed basis and assuming full benefit of CareWise's NOL, to derive implied Equity Values for CareWise. Utilizing CareWise's fully-taxed projected calendar 1998 net income and based on the Selected Transactions, BT Alex. Brown derived implied Equity Values for CareWise ranging from $20.2 million to $74.1 million with a mean of $53.1 million. Utilizing CareWise's projected 1998 net income, assuming full benefit of CareWise's NOL, BT Alex. Brown derived implied Equity Values for CareWise ranging from $31.6 million to $115.8 million with a mean of $83.0 million. Applying the NHES/HBOC Transaction forward net income ratio to CareWise's fully-taxed 1998 net income and projected 1998 net income, assuming full benefit of CareWise's NOL, BT Alex. Brown derived implied Equity Values for CareWise ranging from $20.2 million and $31.6 million, respectively.

         Discounted Cash Flow Analysis. BT Alex. Brown performed two discounted cash flow analyses for CareWise: a base analysis and a conservative analysis. The discounted cash flow approach values a business based on the current value of the future cash flow that the business will generate. To establish a current value under this approach, future cash flow must be estimated and an appropriate discount rate determined. For the base analysis, BT Alex. Brown utilized estimates of projected financial performance for CareWise prepared by CareWise management for the period beginning with the fourth quarter of fiscal year 1998 and through the end of fiscal year 2002. For the conservative analysis, BT Alex. Brown utilized estimates of projected financial performance prepared by CareWise management for the fourth quarter of fiscal 1998 and revised estimates, adjusting the base analysis to reflect a reduced revenue growth rate, for the period beginning with fiscal year 1999 and through the end of fiscal year 2002. In both analyses, BT Alex. Brown aggregated the present value of the cash flows through 2002 with the present value of a range of terminal values. BT Alex. Brown discounted these cash flows at discount rates ranging from 15.0% to 25.0%. The terminal value was computed based on projected revenue in 2002 and a range of terminal multiples of 1.0x to 3.0x. BT Alex. Brown arrived at such discount rates based on its judgment of the weighted average cost of capital of the Selected Companies and arrived at such terminal values based on its review of the trading characteristics of the common stock of the Selected Companies and the revenue multiples for the Selected Transactions. The base analysis indicated a range of Equity Values for CareWise of $80.2 million to $178.6 million with an average Equity Value of $129.4 million. The conservative analysis indicated a range of Equity Values for CareWise of $39.2 million to $74.7 million, with an average Equity Value of $57.0 million.

         Review of PhyCor. In addition to the foregoing analyses, BT Alex. Brown reviewed certain publicly available information regarding PhyCor. BT Alex. Brown reviewed the daily closing per


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

share market prices and trading volume for PhyCor Common Stock from January 22, 1992 (the date of PhyCor's initial public offering) to December 18, 1997. BT Alex. Brown further analyzed the daily closing per share market prices and trading volume for PhyCor Common Stock from December 18, 1996 to December 18, 1997. BT Alex. Brown also compared the daily closing share market prices for PhyCor Common Stock from December 18, 1996 to December 18, 1997 to the S&P 500 and a group of six publicly-traded PPM companies consisting of American Oncology Resources, Inc., Concentra Managed Care, Inc., FPA Medical Management, Orthodontic Centers of America, Inc., Pediatrix Medical Group, Inc., and Physician Reliance Network, Inc. (collectively, the "Selected PPM Companies"). From the foregoing comparison, BT Alex. Brown noted that PhyCor's relative price performance over the indicated period was -9.3% as compared to +37.7% and +32.0% for the Selected PPM Companies and the S&P 500, respectively. In addition, BT Alex. Brown reviewed recent Wall Street analyst research reports regarding PhyCor. Finally, BT Alex. Brown examined PhyCor's valuation in the public market as compared to the valuation in the public market of other selected publicly-traded companies. BT Alex. Brown compared certain financial information (based on the commonly used valuation measurements described below) relating to certain corresponding information from the Selected PPM Companies. Such financial information included, among other things, (i) Equity Value; (ii) Equity Value ratios; (iii) operating performance; (iv) ratios of Adjusted Value to revenue, earnings before interest expense and income taxes, and earnings before interest expense, income taxes, depreciation and amortization, each for the latest reported period, annualized, as derived from publicly available information; and (v) ratios of Equity Value per share to EPS. BT Alex. Brown noted that the PhyCor ratios were generally lower than the mean ratios, but were within the range of the applicable ratios for the Selected PPM Companies. Additionally, based on publicly available information, BT Alex. Brown summarized the financial terms and historical pro forma analysis of PhyCor's proposed acquisition of MedPartners.

         Accretion/Dilution Analysis. BT Alex. Brown analyzed certain pro forma effects of the Merger. Based on such analysis, BT Alex. Brown computed the estimated accretion/dilution pursuant to the Merger to the IBES estimate for PhyCor's EPS for calendar years 1998 and 1999, before taking into account potential cost savings and other synergies that CareWise and PhyCor could achieve if the Merger were consummated and before nonrecurring costs related to the Merger. BT Alex. Brown noted that before taking into account potential cost savings and other synergies and before certain nonrecurring costs related to the Merger, the Merger would have little or no impact on the IBES estimate for PhyCor's EPS for calendar years 1998 and 1999. There can be no assurance that the combined company will be able to realize savings and synergies in the amounts identified, or at all, following the Merger.

         No company used in the analyses involving the Selected Companies, the Selected PPM Companies nor any transaction used in the Analysis of Selected Mergers and Acquisitions summarized above is identical to CareWise, PhyCor or the Merger. Accordingly, such analyses must take into account differences in the financial and operating characteristics of the Selected Companies, the Selected PPM Companies and the acquired companies in the Selected Transactions analyses and other factors that would affect the public trading value and acquisition value of the Selected Companies, the Selected PPM Companies and the acquired companies in the Selected Transactions analyses, respectively.

         While the foregoing summary describes all of the material analyses contained in the BT Alex. Brown Report, it is not a comprehensive description of all analyses and factors considered by BT Alex. Brown. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. BT Alex. Brown believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the BT Alex. Brown Report and the BT Alex. Brown Opinion. In performing its



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


analyses, BT Alex. Brown considered general economic, market and financial conditions and other matters, many of which are beyond the control of CareWise and PhyCor. The analyses performed by BT Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be sold.

         Pursuant to the letter agreement dated February 4, 1997, between CareWise and BT Alex. Brown, BT Alex. Brown has received $50,000 as a retainer fee and $250,000 for rendering the BT Alex. Brown Opinion, both of which will be credited against the final transaction fee of approximately $1.0 million, payable upon consummation of the Merger. In addition, CareWise has agreed to reimburse BT Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. CareWise has agreed to indemnify BT Alex. Brown and its directors, officers, agents, employees and controlling persons, for certain costs, expenses, losses, claims, damages and liabilities related to or arising out of its rendering of services under its engagement as financial advisor.

         The Board of Directors of CareWise retained BT Alex. Brown to act as its advisor based upon BT Alex. Brown's qualifications, reputation, experience and expertise. BT Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. BT Alex. Brown may actively trade the equity securities of PhyCor for its own account and for the account of its customers and accordingly may at any time hold a long or short position in such securities. BT Alex. Brown regularly publishes research reports regarding the health care services industry and the business and securities of PhyCor and other publicly-traded companies in the health care services industry. Additionally, BT Alex. Brown has in the past acted as underwriter in public offerings of PhyCor Common Stock and at the time the BT Alex. Brown Report was delivered was providing financial advisory services to the PhyCor in connection with PhyCor's proposed acquisition of MedPartners.

EFFECTIVE TIME OF THE MERGER

         The Merger will become effective upon the filing by the Subsidiary and CareWise of the Certificate of Merger under the DGCL, or at such later time as may be specified in such Certificate of Merger. The Merger Agreement requires that this filing be made as soon as practicable following satisfaction or waiver of the various conditions to the Merger set forth in the Merger Agreement, or at such other time as may be agreed by PhyCor, the Subsidiary and CareWise. It is currently anticipated that such filing will be made as soon as reasonably possible after the Special Meeting and after all regulatory approvals have been obtained, and that the Effective Time will occur upon such filing. However, there can be no assurance as to whether or when the Merger will occur. See "-Conditions to the Merger" and "-Regulatory Approvals."

EXCHANGE OF CERTIFICATES

         From and after the Effective Time, each holder of a stock certificate, which immediately prior to the Effective Time represented outstanding shares of CareWise Capital Stock (the "Certificates"), will be entitled to receive in exchange therefor, upon surrender thereof to the Exchange Agent (as defined in the Merger Agreement), a certificate or certificates representing the number of whole shares of PhyCor Common Stock into which such holder's shares of CareWise Capital Stock have been converted, cash in lieu of fractional shares and any dividends or other distributions to which such holder is entitled as a result of the Merger.

         As soon as practicable at or after the Effective Time, letters of transmittal will be furnished to the holders of CareWise Capital Stock by the Exchange Agent for use by the holders of CareWise Capital Stock in surrendering their original Certificates. Upon the surrender of such Certificates for cancellation along with the delivery of the properly completed and executed letter of transmittal, PhyCor will issue and mail to such holder of CareWise Capital Stock, through the Exchange Agent, a certificate or certificates representing the whole number of shares of PhyCor Common Stock that the holder is entitled to pursuant to the terms of the Merger Agreement.

         No fractional shares of PhyCor Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, PhyCor will pay to each holder of shares of CareWise Capital Stock who would otherwise be entitled to a fractional share of PhyCor Common Stock an amount of cash determined by multiplying such holder's fractional interest by the Exchange Ratio.

         The certificates representing shares of PhyCor Common Stock, the fractional share payment (if any) which any holder of shares of CareWise Capital Stock is entitled to receive, and any dividends or other distributions paid on such PhyCor Common Stock prior to the delivery to PhyCor of the Certificates, will not be delivered to such holder of CareWise Capital Stock until the Certificates are delivered to PhyCor through the Exchange Agent. No interest will be paid on dividends or other distributions or on any fractional share payment which the holder of such shares shall be entitled to receive upon such delivery.

         At the Effective Time, holders of CareWise Capital Stock immediately prior to the Effective Time will cease to be, and shall have no rights as, holders of CareWise Capital Stock, other than the right to receive the shares of PhyCor Common Stock into which such shares have been converted and any fractional share payment and any dividends or other distributions to which they may be entitled under the Merger Agreement. Holders of shares of CareWise Capital Stock will be treated as holders of record of PhyCor Common Stock for purposes of voting at any annual or special meeting of shareholders of PhyCor after the Effective Time, both before and after such time as they exchange their Certificates for certificates of PhyCor Common Stock as provided in the Merger Agreement.

         Neither PhyCor nor CareWise will be liable to any holder of shares of CareWise Capital Stock for any shares of PhyCor Common Stock (or dividends or other distributions with respect thereto) or cash in lieu of fractional shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

REPRESENTATIONS AND WARRANTIES

         The Merger Agreement contains various customary representations and warranties of the parties thereto. The representations and warranties of PhyCor, the Subsidiary and CareWise include, but are not limited to, representations as to: (i) the organization and existence of each of PhyCor, the Subsidiary and CareWise, as applicable, (ii) the capitalization of each of PhyCor, the Subsidiary and CareWise, as applicable, (iii) the name and state of incorporation of the subsidiaries and affiliated entities, including partnerships and limited liability companies, as applicable, (iv) the power and authority of each party to execute, deliver and perform the Merger Agreement,
(v) the legal proceedings against either of PhyCor or CareWise, (vi) the validity of PhyCor's or CareWise's material contracts, as applicable, (vii) the conduct of business, since September 30, 1997, in the ordinary course and the absence of certain changes or material adverse effects, (viii) certain tax matters, (ix) CareWise's employee benefit plans and employment matters, (x) CareWise's compliance with laws in general, (xi) each party's regulatory approvals, (xii) the pooling of interests of the Merger, (xiii) CareWise's ownership and good title to its properties and assets, (xiv) CareWise's compliance with environmental regulations and (xv) CareWise's insurance coverage.

CONDITIONS TO THE MERGER

         The obligations of each of PhyCor and CareWise to consummate the Merger are subject to, among others, the fulfillment of each of the following conditions: (i) the other party shall have performed, in all material respects, all of its obligations as contemplated by the Merger Agreement at or prior to the consummation date of the Merger; (ii) the representations and warranties of the other party set forth in the Merger Agreement shall be true and correct as of the dates of the Merger Agreement and the Closing Date; (iii) PhyCor and CareWise shall have received the opinion of Perkins Coie LLP that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; (iv) each party shall have received an opinion of the other party's counsel substantially in the form specified in the Merger Agreement; (v) each party shall have received a certificate, executed by an authorized officer of the other party, certifying the fulfillment of the conditions to the Merger and
(vi) PhyCor shall have received letters from those persons deemed Affiliates (as defined in the Merger Agreement). See "-Resale of PhyCor Common Stock by Affiliates."

         The respective obligations of PhyCor and CareWise to consummate the Merger are subject to certain additional conditions including the following: (i) no order, decree or injunction by a court of competent jurisdiction preventing or materially delaying the consummation of the Merger or imposing any material limitation on the ability of PhyCor effectively to operate the business of CareWise or which would have a material adverse effect on CareWise shall be in effect; (ii) no statute, rule or regulation shall have been enacted by the government (or any governmental agency) of the United States or any state, thereof that makes the consummation of the Merger or any other transaction contemplated by the Merger Agreement illegal; (iii) the waiting period under the HSR Act shall have expired or shall have been terminated; (iv) the Merger shall have been approved by the affirmative vote of a majority of the outstanding shares of CareWise Common Stock and the affirmative vote of two-thirds of the outstanding shares of CareWise Preferred Stock entitled to vote thereon; (v) the shares of PhyCor Common Stock to be issued in connection with the Merger shall have been approved for listing on Nasdaq National Market (or other such exchange in which the shares of PhyCor Common Stock are then listed) upon official notice of issuance and shall have been issued in transactions qualified or exempt from registration under applicable securities of Blue Sky laws; (vi) the Merger shall qualify for pooling of interests accounting treatment; (vii) PhyCor and CareWise shall have received all consents, waivers, approvals and authorizations of third parties with respect to all material contracts, leases, service agreements and management agreements (except where failure to obtain such consent, approval or authorization would not have a material adverse effect on the business of PhyCor); (viii) all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement shall have been obtained; and (ix) the Registration Statement shall have been declared effective under the Securities Act and shall not be subject to any stop order.

REGULATORY APPROVALS

         The HSR Act prohibits consummation of the Merger until certain information has been furnished to the Antitrust Division of the DOJ and the FTC and certain waiting period requirements have been satisfied. On January 20, 1998, PhyCor and CareWise made their respective filings with the DOJ and the FTC with respect to the Merger Agreement. Under the HSR Act, the filings commenced a 30-day waiting period during which the Merger can not be consummated, which waiting period will expire on February 19, 1998. Notwithstanding the termination of the HSR Act waiting period, at any time before or after the Effective Time, the FTC, the DOJ or others could take action under the antitrust laws, including requesting additional information, seeking to enjoin the consummation of the Merger or seeking the divestiture by PhyCor of all or any part of the stock or



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

assets of CareWise. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge were made, that it would not be successful.

         As conditions precedent to the consummation of the Merger, the Merger Agreement requires, among other things: (i) that the HSR Act waiting period has expired or been terminated and (ii) that all other governmental approvals required for the consummation of the Merger have been obtained.

         PhyCor and CareWise do not believe that the Merger violates the antitrust laws and each intends to resist vigorously any assertion to the contrary by the FTC, the DOJ or others. Any such resistance could delay consummation of the Merger, perhaps for a considerable period. Prior to the Merger, the FTC or the DOJ could seek to enjoin the consummation of the Merger under the federal antitrust laws or require that PhyCor or CareWise divest certain assets to avoid such a proceeding. The FTC or DOJ could also, following the Merger, take action under the federal antitrust laws to rescind the Merger, to require divestiture of assets of either PhyCor or CareWise, or to obtain other relief.

         Certain other persons, such as states' attorneys general and private parties, could challenge the Merger as violative of the antitrust laws and seek to enjoin the consummation of the Merger and, in the case of private persons, also to obtain treble damages. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. CareWise does not intend to seek any further stockholder approval or authorization of the Merger Agreement as a result of any action that it may take to resist or resolve any FTC, DOJ or other objections, unless required to do so by applicable law.

         The operations of PhyCor and CareWise are subject to a substantial body of federal, state, local and accrediting body laws, rules and regulations relating to the conduct, licensing and development of health care businesses and facilities. As a result of the Merger, many of the arrangements between CareWise and third-party payors may be deemed to have been transferred, requiring the approval and consent of such payors. It is anticipated that, prior to the time this Prospectus-Proxy Statement is mailed to the stockholders of CareWise, all filings required to be made prior to such date to obtain the consents and approvals required from federal and state health care regulatory bodies and agencies will have been made. However, certain of such filings cannot be made under the applicable laws, rules and regulations until after the Effective Time. Although no assurances to this effect can be given, it is anticipated that the companies will be able to obtain any required consent or approval.

CERTAIN COVENANTS

         Alternative Proposals. The Merger Agreement provides that, prior to the Effective Time, neither CareWise nor any of its subsidiaries will, and CareWise will use its best efforts to cause its, officers, directors, employees, agents or representatives not to, initiate, solicit or encourage any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, CareWise or any of its significant subsidiaries (any such proposal or offer being hereinafter referred to as an "Alternative Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. In addition, CareWise has agreed that it will notify PhyCor immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it.

         Preserve Business. The Merger Agreement provides that, during the period from the date of the Merger Agreement to the Effective Time, except as provided in the Merger Agreement, PhyCor and CareWise will conduct their respective businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted, and each of CareWise and PhyCor will use its reasonable best efforts to preserve intact its business organization, to keep available to PhyCor the services of its present employees and to preserve for PhyCor its relationships with customers, suppliers and others having business relations with them and their respective subsidiaries.

         Material Transaction. Under the Merger Agreement, CareWise, its subsidiaries and other affiliated entities may not (other than as required pursuant to or contemplated by the terms of the Merger Agreement and related documents), without first obtaining the written consent of the PhyCor, (i) sell, lease or otherwise dispose of any material assets except in ordinary course,
(ii) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights disclosed in the Merger Agreement, issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof, (iii) grant, confer or award any option (other than with respect to options to acquire not more than 30,000 shares of CareWise Common Stock to new hires, which options are to be granted at exercise prices that are at least 90% of the fair market value of the CareWise Common Stock based on the implied value thereof assuming consummation of the Merger), warrant, conversion right or other right not existing on the date of the Merger Agreement to acquire any shares of its capital stock, (iv) increase any compensation or enter into or amend any employment agreement with any of its present or future officers or directors, except for normal increases consistent with past practice and the payment of cash bonuses to officers pursuant to and consistent with existing plans or programs, (v) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans; (vi) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests or (vii) except in connection with the use of shares of capital stock to pay the exercise price or tax withholding in connection with its stock-based employee benefit plans, directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries, or make any commitment for any such action.

         CareWise Benefits Rollover. The Merger Agreement also provides that for a period of not less than one year after the Effective Time, PhyCor, CareWise as the surviving corporation in the Merger (the "Surviving Corporation") and their affiliates shall provide employees of CareWise who become employed by PhyCor or the Surviving Corporation or any of their affiliates on the Closing Date or as a result of the transactions contemplated by the Merger Agreement (the "Retained Employees") with employee benefit plans, policies, programs and arrangements that in the aggregate are not less favorable than those provided to such employees by CareWise. For purposes of all employee benefit plans, policies, programs and arrangements maintained or contributed to by PhyCor, the Surviving Corporation or any of their affiliates, PhyCor, the Surviving Corporation and their affiliates shall treat, and shall cause each such plan, policy, program or arrangement (in each case, once made available to Retained Employees) to treat, the Retained Employees' prior service with CareWise as service rendered to PhyCor, the Surviving Corporation and their affiliates for purposes of determining eligibility to participate and vesting thereunder. Likewise, for purposes of determining the amount of vacation, sick leave and similar benefits to which Retained Employees shall be entitled upon becoming employees of PhyCor, the Surviving Corporation or any of their affiliates, PhyCor, the Surviving Corporation and each of their affiliates shall treat each Retained Employee's entire period of employment with CareWise as if it had been employment with PhyCor, the Surviving Corporation and their affiliates.

         PhyCor, the Surviving Corporation and their affiliates shall waive, or shall cause to be waived, any and all pre-existing condition limitations and eligibility waiting periods under any health, dental, vision, disability, life insurance, cafeteria or similar plan, program or arrangement (once such plan, program or arrangement is made available to Retained Employees) with respect to
(a) Retained Employees who, immediately prior to the Closing Date, participated in such a plan, program or arrangement maintained or contributed to by CareWise and (b) their eligible dependents.

         PhyCor or the Surviving Corporation may amend or terminate any employee benefit plan of PhyCor, the Surviving Corporation or CareWise or any other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law.

         Both PhyCor and CareWise have agreed to cooperate in the prompt preparation and filing of certain documents under federal and state securities laws with applicable governmental entities.

WAIVER AND AMENDMENT

         The Merger Agreement provides that, at any time prior to the Effective Time, PhyCor and CareWise may (i) extend the time for the performance of any of the obligations or other acts of the other party contained in the Merger Agreement; (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; and (iii) waive compliance with the agreements or conditions under the Merger Agreement. In addition, the Merger Agreement may be amended at any time upon the written agreement of PhyCor and CareWise without the approval of the shareholders of either party, except that after the Special Meeting, no amendment may be made which by law requires a further approval by the stockholders of CareWise without such further approval being obtained.

TERMINATION

         The Merger Agreement may be terminated at any time prior to the Effective Time in a number of circumstances, which include, among others: (a) by the mutual consent of CareWise and PhyCor or (b) by either CareWise or PhyCor if
(i) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby by the holders of CareWise Capital Stock shall not have been obtained, (ii) the Merger shall have not been consummated by July 31, 1998,
(iii) a court or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order shall have become final and nonappealable, (iv) the other party has breached any representation or warranty contained in the Merger Agreement which has or is likely to have a material adverse effect on the other party or (v) the other party has materially breached any of the covenants or agreements set forth in the Merger Agreement, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Employment Agreements. John E. Gebhart III, James O. Steeb, Michael B. Weitz and Craig S. Russell, each an executive officer of CareWise, have entered into employment agreements with PhyCor that provide for (i) the base salary to be paid to such individuals, (ii) participation in an incentive compensation plan, (iii) insurance and other benefits, and (iv) the eligibility of such individuals for grants of stock options under PhyCor's stock option plan. In addition, the agreements provide for certain benefits upon termination of employment.

         The employment agreements entered into with Messrs. Gebhart, Steeb, Weitz and Russell provide such officers with annual base salaries of $200,000, $200,000, $155,000 and $175,000, respectively. Under the agreements, Messrs. Gebhart and Steeb are each to be granted options to purchase 100,000 shares of PhyCor Common Stock and Messrs. Weitz and Russell are each to be granted options to purchase 45,000 shares of PhyCor Common Stock, with the options to vest over a period of four years beginning at the Effective Time. In addition, the agreements contain severance arrangements in the event the employment is terminated by PhyCor without cause or, under certain circumstances, by Messrs. Gebhart, Steeb, Weitz or Russell. Pursuant to such arrangements, Messrs. Gebhart and Steeb will continue to receive annual salary plus insurance for a period of 12 months or until March 31, 2000, whichever is longer; Messrs. Weitz and Russell will continue to receive annual salary plus insurance for a period of six months or until March 31, 1999, whichever is longer. Each employment agreement includes covenants with respect


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

to confidential information, trade secrets and non-competition. See "CAREWISE EXECUTIVE COMPENSATION."

         Stock Options. At the Effective Time, each option issued pursuant to the CareWise Option Plan then outstanding, whether or not vested or exercisable, will, pursuant to the CareWise Option Plan, be assumed by PhyCor and will constitute a Replacement Option to acquire, on the same terms and conditions as were applicable under such assumed option, shares of PhyCor Common Stock equal to the product of the Exchange Ratio and the number of shares of CareWise Common Stock subject to such option, at a price per share equal to the aggregate exercise price (rounded up to the nearest $0.001) for the shares of CareWise Common Stock subject to such option divided by the number of full shares of PhyCor Common Stock deemed to be purchasable pursuant to such Replacement Option. Notwithstanding the foregoing, any and all Replacement Options shall be fully vested at the Effective Time in accordance with the CareWise Option Plan. PhyCor has agreed to file within ten days following the Effective Time a registration statement on Form S-8 to register, to the extent necessary, the shares of PhyCor Common Stock issuable pursuant to the Replacement Options under the Securities Act. See "CAREWISE EXECUTIVE COMPENSATION" with respect to options currently held by certain officers of CareWise.

         Bonus Plan. In November 1997, the CareWise Board adopted a bonus plan pursuant to which John E. Gebhart III, James O. Steeb, Michael B. Weitz, Craig
S. Russell and certain other employees of CareWise are eligible to receive a bonus equal to a predetermined percentage (ranging from 25% to 60%) of his or her annual salary, in the event that (i) CareWise achieves certain corporate performance targets for the fiscal year ending March 31, 1998 or (ii) CareWise completes a business combination, including the Merger, prior to March 31, 1998.

         Indemnification of Directors and Officers Pursuant to the Merger Agreement. CareWise and PhyCor have agreed that PhyCor shall cause CareWise, as the surviving corporation in the Merger, to keep in effect provisions in its Restated Certificate of Incorporation, as amended (the "CareWise Certificate") and Amended and Restated Bylaws (the "CareWise Bylaws"), providing for exculpation of director and officer liability and the indemnification of each director, officer, employee and agent thereof to the fullest extent permitted under Delaware law, which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the indemnified party's right of indemnification. In addition, PhyCor has agreed to pay all expenses, including attorney's fees, that may be incurred by any indemnified party in enforcing the indemnity obligations provided for in the Merger Agreement.

         Ownership of PhyCor Common Shares. John E. Gebhart III, CareWise's Chairman, President and Chief Executive Officer, owns 2,000 shares of PhyCor Common Stock. Craig S. Russell, CareWise's Vice President of Marketing and Strategic Alliances, owns 100 shares of PhyCor Common Stock. Darcy Moore, a director of CareWise, owns 1,500 shares of PhyCor Common Stock.

         Ownership by Officers and Directors. As of the Record Date, the executive officers and directors of CareWise (as a group) owned and had the right to vote an aggregate of _______ shares of CareWise Common Stock and _______ shares of CareWise Preferred Stock, and also held options to purchase an aggregate of _________ shares of CareWise Common Stock pursuant to the CareWise Option Plan.

         Irrevocable Proxies. As a condition to the willingness of PhyCor to execute the Merger Agreement, concurrently with the execution of the Merger Agreement, each of John E. Gebhart III, James O. Steeb, Michael B. Weitz, Craig
S. Russell, Thomas O. Pyle, Rheba de Tornyay, Scott Marber, Kenneth W. Duemig, Frontenac VI, L.P., InterWest Partners III, Mohr, Davidow Ventures, Olympic Venture Partners III, L.P., Franklin Capital Associates II, L.P., CH Partners IV, Fluke

Capital Management, L.P., and New Enterprise Associates VI, Limited Partnership, who own shares representing, as of the Record Date, an aggregate of ___% of the voting power of the CareWise Common Stock and __% of the voting power of the CareWise Preferred Stock, granted irrevocable proxies to certain officers of PhyCor allowing such officers to vote such shares (and any other shares of CareWise Capital Stock acquired by them after the date of the Merger Agreement, including shares acquired pursuant to the exercise of any rights to purchase or otherwise acquire shares) in favor of the Merger Agreement and the Merger.

ACCOUNTING TREATMENT

         Consummation of the Merger is conditioned upon the Merger qualifing for pooling of interests accounting treatment. PhyCor and CareWise have agreed not to intentionally take or cause to be taken or omit to take any action that would disqualify the Merger as a pooling of interests for accounting purposes.

         Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of PhyCor and CareWise will be combined at the Effective Time and carried forward at their previously recorded amounts, the equity accounts of the holders of PhyCor Common Stock and CareWise Capital Stock will be combined on PhyCor's consolidated balance sheet and no goodwill or other intangible assets will be created. Financial statements of PhyCor issued after the Merger will be restated retroactively to reflect the consolidated operations of PhyCor and CareWise as if the Merger had taken place prior to the periods covered by such financial statements.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a discussion of the material federal income tax considerations of the Merger to CareWise, PhyCor and the holders of CareWise Capital Stock who are citizens or residents of the United States. The discussion does not purport to be a complete analysis or discussion of all potential tax considerations or consequences relevant to a decision whether to vote for the Merger. The discussion does not address all aspects of U.S. federal income taxation that may be applicable to stockholders in light of their particular status or circumstances, including, without limitation, foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities, persons who acquired their CareWise Capital Stock pursuant to the exercise of employee stock options or otherwise as compensation, persons subject to the alternative minimum tax and persons in whose hands the CareWise Capital Stock does not represent a capital asset.

         The Merger is intended to qualify as a reorganization under Section 368(a) of the Code. It is a condition to the obligation of CareWise and PhyCor to consummate the Merger that they shall have received an opinion from Perkins Coie LLP, tax counsel to CareWise ("Tax Counsel"), to the effect that for federal income tax purposes (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; (ii) each of PhyCor, the Subsidiary and CareWise will be a party to the reorganization within the meaning of Section 368(b) of the Code; (iii) no gain or loss will be recognized by CareWise, PhyCor or the Subsidiary as a result of the Merger; and (iv) no gain or loss will be recognized by a stockholder of CareWise as a result of the Merger with respect to CareWise Capital Stock converted solely into PhyCor Common Stock (other than with respect to cash issued in lieu of fractional PhyCor Common Stock). In rendering its opinion regarding the Merger as described above, Tax Counsel shall rely upon certain assumptions, including the assumptions described below, and shall receive and rely upon representations contained in certificates of CareWise and PhyCor, as well as representations of certain stockholders of CareWise, including representations regarding the continuity of interest requirement discussed below.

         Tax Counsel's opinion neither binds the IRS nor precludes the IRS from adopting a contrary position. An opinion of counsel only represents such counsel's best legal judgment and has no binding effect or official status of any kind, and no assurance can be given that contrary positions



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

will not be taken by the IRS or a court considering the issues. The parties will not request a ruling from the IRS in connection with any of the federal income tax considerations of the Merger.

         Assumptions made by Tax Counsel. Tax Counsel's opinion will be based on certain assumptions and the accuracy of the representations as indicated above. Among the principal assumptions will be that (i) the Merger will be consummated in accordance with the Merger Agreement, (ii) CareWise after the Merger will have retained substantially all its assets, and (iii) after the Effective Time the parties intend CareWise to continue its business as a wholly-owned subsidiary of PhyCor.

         Continuity of Interest Requirement. To qualify as a reorganization, the Merger must satisfy certain requirements for tax-free reorganizations, including the "continuity of interest" requirement. To satisfy the "continuity of interest" requirement, holders of CareWise Capital Stock must not, pursuant to a plan or intent existing at or prior to the Merger, dispose of or transfer so much of either (i) their CareWise Capital Stock in anticipation of the Merger or
(ii) the PhyCor Common Stock to be received in the Merger (collectively, "Planned Dispositions"), such that the holders as a group, would no longer have a substantial ongoing equity interest in the business of CareWise being conducted by PhyCor after the Merger. The precise percentage of acquiring corporation stock that constitutes a "substantial" equity interest for these purposes is not known. However, the IRS has established a safe harbor under which the continuity requirement is deemed satisfied if the value of the acquiring corporation stock received in the reorganization equals or exceeds 50% of the aggregate value of the acquired corporation's Capital Stock at the time of the reorganization (after taking into account Planned Dispositions).

         In connection with the continuity of interest requirement, CareWise has represented to Tax Counsel that, there is no plan or intention on the part of the stockholders of CareWise owning five percent or more of CareWise Capital Stock and, to the best of the knowledge of CareWise's management, there is no plan or intention on the part of the remaining stockholders of CareWise, to sell, exchange or otherwise dispose of a number of shares of PhyCor Common Stock received in the Merger that would reduce the holdings of PhyCor Common Stock by all CareWise stockholders to less than 50% of the total value, measured at the Effective Time, of the Merger consideration.

         Furthermore, certain significant stockholders have represented to Tax Counsel that they have no plan or intention to sell, transfer or otherwise dispose of more than a fixed percentage of shares of PhyCor Common Stock to be received in the Merger. Assuming such stockholders' representations to be true, the holdings of PhyCor Common Stock received by all CareWise stockholders in the Merger, after taking into account Planned Dispositions, will equal or exceed 50% of the total value, measured at the Effective Time, of the Merger consideration. Additionally, each such stockholder has represented and warranted that he, she or it will not in fact sell, transfer or otherwise dispose of more than such previously specified fixed percentage of the PhyCor Common Stock received in the Merger within one year of the Effective Time without providing satisfactory assurances to CareWise that such transfer will not cause the Merger to fail to constitute a reorganization within the meaning of Section 368(a) of Code. Assuming the accuracy of those representations, as of the Effective Time, the Merger will meet the continuity of interest requirement. If the representations or assumptions above prove to be inaccurate, it is possible that the continuity of interest requirement will not be satisfied, and if such requirement is not satisfied, the Merger would not be treated as a reorganization. See "-Consequences of Failure to Qualify as a Tax-Free Reorganization."

         In January 1998, the IRS published final regulations that generally eliminate any requirement under the continuity of interest test that stockholders of an acquired corporation retain any stock issued in a reorganization transaction such as the Merger. However, this regulation does not apply to transactions occurring pursuant to a written agreement which is (subject to customary conditions) binding on the parties on January 28, 1998. Therefore, because the Merger Agreement is dated as of December 22, 1997, the regulations do not apply to PhyCor Common Stock to be received by the CareWise stockholders in the Merger.

         Consequences of Characterization as a Tax-Free Reorganization. Assuming the Merger qualifies as a reorganization under Section 368(a) of the Code, the tax basis of PhyCor Common Stock received by a stockholder in the Merger will be same as the tax basis of CareWise Capital Stock surrendered in exchange therefore, reduced by any basis allocable to fractional share interests in PhyCor Common Stock for which cash is received. Furthermore, the holding period of the PhyCor Common Stock received in the Merger will include the period during which the shares of CareWise Capital Stock surrendered in exchange therefor were held, provided that such shares of CareWise Capital Stock were held as capital assets at the Effective Time.

         The taxable year of CareWise will end for federal income tax purposes as of the close of business on the Effective Date and CareWise will be required to file a final federal income tax return for its taxable year ending on such date. As a result of the Merger, CareWise will experience an ownership change as defined in Section 382(g) of the Code with the result that any tax credit carryforwards, NOL carryovers, capital loss carryforwards or built-in deductions may become subject to the limitations on use provided by Sections 382 and 383 of the Code. In addition, the Merger may result in the imposition of certain consolidated return limitations on the ability of the PhyCor consolidated return group to utilize any CareWise tax credit carryovers, NOL carryovers, capital loss carryforwards or built-in deductions pursuant to the Treasury regulations under Section 1502 of the Code.

         Cash received by a holder of CareWise Capital Stock in lieu of a fractional share interest in PhyCor Common Stock or upon the exercise of dissenters rights will result in the recognition of gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the basis of the share of CareWise Capital Stock allocable to such fractional share interest. Such gain or loss will be capital gain or loss, provided that such share of CareWise Capital Stock was held as a capital asset at the Effective Time and the receipt of cash is not essentially equivalent to a dividend. Furthermore, such gain will be a long-term capital gain or loss if such share of CareWise Capital Stock has been held for more than eighteen months and mid-term capital gain or loss if such share of CareWise Capital Stock was held for more than one year but not more than eighteen months.

         Consequences of Failure to Qualify as a Tax-Free Reorganization. A successful IRS challenge to the reorganization status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) would result in holders of CareWise Capital Stock being treated as if they sold their CareWise Capital Stock in a taxable transaction. In such event, each holder of CareWise Capital Stock would recognize gain or loss with respect to each share of CareWise Capital Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, at the Effective Time, of the PhyCor Common Stock received in exchange therefor (plus any cash received for fractional shares). In such event, a stockholder's aggregate basis in the PhyCor Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Effective Time.

         The foregoing discussion is based on the Code, the Treasury Regulations proposed or promulgated thereunder and administrative interpretations as in effect on the date hereof and judicial precedents relating thereto, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax considerations discussed herein. The foregoing discussion addresses neither the effect of any applicable state, local or foreign tax laws, nor the effect of any federal tax laws other than those pertaining to the U.S. federal income tax. HOLDERS OF CAREWISE CAPITAL STOCK ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX

CONSIDERATIONS OF THE MERGER TO THEM AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

RESALE OF PHYCOR COMMON STOCK BY AFFILIATES

         The shares of PhyCor Common Stock to be issued to holders of shares of CareWise Capital Stock in connection with the Merger has been registered under the Securities Act. PhyCor Common Stock received by the holders of shares of CareWise Capital Stock upon consummation of the Merger will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed an "Affiliate" (as defined below) of CareWise or PhyCor within the meaning of Rule 145 under the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by, or are under common control with CareWise or PhyCor at the time of the Special Meeting (generally, directors, certain executive officers and principal stockholders). For two years following the Effective Time, Affiliates of CareWise or PhyCor may not sell their shares of PhyCor Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145 following the Effective Time, an Affiliate (together with certain related persons) would be entitled to sell shares of PhyCor Common Stock acquired in connection with the Merger only through unsolicited "broker transactions" or in transactions directly with a "market maker", as such terms are defined in Rule 144 under the Securities Act. Additionally, the number of shares to be sold by an Affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of PhyCor Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would remain available to Affiliates only if PhyCor remained current with its information filings with the Commission under the Exchange Act. One year after the Effective Time, an Affiliate would be able to sell such PhyCor Common Stock without such manner of sale or volume limitations, provided that PhyCor were current with its Exchange Act information filings and such Affiliate had not been an Affiliate of PhyCor for the three months prior thereto. Two years after the Effective Time, an Affiliate would be able to sell such PhyCor Common Stock without such manner of sale or volume limitations, provided such Affiliate had not been an affiliate of PhyCor for three months prior thereto.

         Each of CareWise and PhyCor have agreed to use its reasonable, good faith efforts to cause each holder of shares of CareWise Capital Stock deemed to be an Affiliate of CareWise or PhyCor to enter into an agreement providing that such Affiliate will not sell, pledge, transfer or otherwise dispose of shares of PhyCor Common Stock to be received by such person in the Merger, (i) except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder and (ii) until after such time as results covering at least thirty days of post-Merger combined operations of PhyCor and CareWise have been published. PhyCor has agreed that it shall publish the combined results in its first Quarterly Report on Form 10-Q to be filed after the closing which contains a full calendar month of combined results.

EXPENSES

         The Merger Agreement provides that whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses except that (a) the filing fees in connection with the HSR Act filings shall be shared equally by CareWise and PhyCor and (b) the filing fee in connection with the filing of the Registration Statement, the expenses incurred in connection with the printing and mailing of the Registration Statement and Prospectus-Proxy Statement, and the fees associated with any audit that PhyCor may request be undertaken by CareWise shall be borne by PhyCor.

STOCK OPTION PLANS AND STOCK OPTIONS

         At the Effective Time, each option issued pursuant to the CareWise Option Plan then outstanding, whether or not vested or exercisable, will, pursuant to the CareWise Option Plan, be assumed by PhyCor and will constitute a Replacement Option to acquire, on the same terms and conditions as were applicable under such assumed option, shares of PhyCor Common Stock equal to the product of the Exchange Ratio and the number of shares of CareWise Common Stock subject to such option, at a price per share equal to the aggregate exercise price (rounded up to the nearest $0.001) for the shares of CareWise Common Stock subject to such option divided by the number of full shares of PhyCor Common Stock deemed to be purchasable pursuant to such Replacement Option. Notwithstanding the foregoing, any and all Replacement Options shall be fully vested at the Effective Time in accordance with the CareWise Option Plan. PhyCor has agreed to file within ten days following the Effective Time a registration statement on Form S-8 to register, to the extent necessary, the shares of PhyCor Common Stock issuable pursuant to the Replacement Options under the Securities Act. See "CAREWISE EXECUTIVE COMPENSATION" with respect to options currently held by certain officers of CareWise.

NASDAQ NATIONAL MARKET LISTING

         An application for listing of additional shares will be filed with the Nasdaq National Market (or such other exchange on which the shares of PhyCor Common Stock are then listed) to list the shares of PhyCor Common Stock to be issued to holders of shares of CareWise Capital Stock in connection with the Merger. Although no assurance can be given that the shares of PhyCor Common Stock so issued will be accepted for listing, PhyCor and CareWise anticipate that these shares will qualify for listing on the Nasdaq National Market upon official notice of issuance thereof. It is a condition to the Merger that such shares of PhyCor Common Stock be approved for listing on Nasdaq National Market (or such other exchange on which the shares of PhyCor Common Stock are then listed) upon official notice of issuance at the Effective Time.

                    APPRAISAL RIGHTS OF CAREWISE STOCKHOLDERS

         The following summary does not purport to be a complete statement of the provisions of the DGCL relating to the appraisal rights of CareWise stockholders and is qualified in its entirety by reference to the applicable section of the DGCL, which is attached hereto as Annex D. Any holder of CareWise Common Stock or CareWise Preferred Stock intending to exercise his or her appraisal rights is urged to review carefully Annex D and to consult with legal counsel so as to ensure strict compliance with the appraisal rights provisions of the DGCL.

GENERAL

         The holders of shares of any class or series of capital stock of a constituent corporation in a merger to be effected pursuant to Section 251 of the DGCL are entitled to appraisal rights under Section 262 of the DGCL ("Section 262"), provided that they comply with the conditions established by
Section 262.

         A record holder of shares of CareWise Common Stock or CareWise Preferred Stock who makes the demand described below with respect to such shares, and who otherwise complies with the statutory requirements of Section 262, will be entitled to an appraisal by the Delaware Court of Chancery (the "Delaware Court") of the fair value of his or her shares of CareWise Common Stock or CareWise Preferred Stock. All references in this summary of appraisal rights to a "stockholder" or "holders of shares of CareWise Common Stock or CareWise Preferred Stock" are to the record holder or holders of shares of any class or series of capital stock of CareWise.

         Under Section 262, not less than 20 days prior to the Special Meeting, CareWise must notify each holder of CareWise Common Stock or CareWise Preferred Stock entitled to appraisal rights of the Merger and that appraisal rights are available to such stockholders and include in each such notice a copy of Section
262. THE PROSPECTUS-PROXY STATEMENT SHALL CONSTITUTE SUCH NOTICE TO THE RECORD HOLDERS OF CAREWISE CAPITAL STOCK. ANY SUCH STOCKHOLDER WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX D CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

ACTIONS NECESSARY TO PRESERVE APPRAISAL RIGHTS

         In order to be eligible to exercise appraisal rights, a CareWise stockholder must file with CareWise a written demand for appraisal of his or her shares. Such notice must be provided by the CareWise stockholder to CareWise prior to the vote on the Merger. A CareWise stockholder seeking appraisal rights may not vote his or her CareWise Common Stock or CareWise Preferred Stock in favor of the Merger at the Special Meeting. If a CareWise stockholder either fails to provide the necessary written notice prior to the vote on the Merger or votes in favor of the Merger at the Special Meeting, such CareWise stockholder may not receive payment for his or her CareWise Common Stock or CareWise Preferred Stock in accordance with the provisions of the DGCL relating to appraisal rights.

         If the CareWise stockholders approve the Merger by the required vote pursuant to the CareWise Revised Certificate of Incorporation and in accordance with the laws of the State of Delaware, CareWise shall notify each qualified CareWise stockholder within 10 days after the Effective Time that the Merger has become effective.

         Within 120 days after the Effective Time, either CareWise or any CareWise stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on CareWise in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. Within 120 days after the

Effective Time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from CareWise a statement setting forth the aggregate number of shares of CareWise Common Stock and CareWise Preferred Stock not voting in favor of the Merger and with respect to which demands for appraisal were received by CareWise and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by CareWise.

         If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which CareWise stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of CareWise Common Stock or CareWise Preferred Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

         Holders of shares of CareWise Common Stock or CareWise Preferred Stock considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as or less than the consideration they are entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of CareWise, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of CareWise Common Stock or CareWise Preferred Stock entitled to appraisal.

         Any holder of shares of CareWise Common Stock or CareWise Preferred Stock who has duly demanded appraisal in compliance with Section 262 will not be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

         At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger Agreement; after this period, the stockholder may withdraw such demand for appraisal only with the consent of CareWise. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of shares of CareWise Common Stock or CareWise Preferred Stock will be entitled to receive the consideration offered pursuant to the Merger Agreement. Inasmuch as CareWise has no obligation to file such a petition, and CareWise has no present intention to do so, any holder of shares of CareWise Common Stock or CareWise Preferred Stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to CareWise a written withdrawal of his or her demand for appraisal and acceptance of the Merger consideration, except that
(i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of CareWise and (ii) no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

                                MARKET PRICE DATA

         PhyCor Common Stock is quoted on the Nasdaq National Market under the symbol "PHYC." The following table sets forth the range of high and low sales prices on the Nasdaq National Market for the period from January 1, 1996 through January 23, 1998, as reported by the Nasdaq National Market:

                                                                                                PHYCOR
                                                                                             COMMON STOCK
                                                                                   ---------------------------------
                                                                                         HIGH              LOW
                                                                                        ------           -------
         1996
              First Quarter.....................................................        $37.00           $25.50
              Second Quarter....................................................         41.75            26.67
              Third Quarter.....................................................         39.25            26.75
              Fourth Quarter....................................................         41.50            26.63
         1997
              First Quarter.....................................................        $35.38           $26.50
              Second Quarter....................................................         35.50            22.88
              Third Quarter.....................................................         34.75            27.63
              Fourth Quarter....................................................         33.25            22.75
         1998
              First Quarter (through January 23, 1998)..........................        $28.50           $18.88

         The closing sales price for PhyCor Common Stock as reported by the Nasdaq National Market was $27.75 on December 22, 1997, the date immediately prior to the public announcement of the proposed Merger. The closing sales price for PhyCor Common Stock as reported by the Nasdaq National Market was $20.25 on January 23, 1998. As of such date, there were approximately 3,166 holders of record of PhyCor Common Stock. All share prices listed above give effect to the three-for-two stock split of PhyCor Common Stock effected as a stock dividend on June 14, 1996.

         CareWise is a closely-held Delaware corporation. There has been no public trading market in the securities of CareWise and, therefore, there is no historical per share price for such securities for any period. The Board of Directors of CareWise believes that consideration to be paid by PhyCor in connection with the Merger Agreement and the Merger is fair, based upon, among other factors, the BT Alex. Brown Opinion. See "THE MERGER-Reasons for Merger; Recommendation of the Board of Directors" and "THE MERGER-Opinion of BT Alex. Brown Incorporated."

                                    DIVIDENDS

         PhyCor has never declared or paid a dividend on its common stock. PhyCor intends to retain its earnings to finance the growth and development of its business. PhyCor's bank credit facility currently prohibits the declaration of dividends. It is anticipated that any loan agreements which PhyCor may enter into in the future will also contain restrictions on the payment of dividends by PhyCor. CareWise has never declared or paid a dividend on the CareWise Capital Stock.

                CAREWISE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. CAREWISE'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS SET FORTH HEREUNDER AND SUCH DIFFERENCES IN FUTURE OPERATING PERFORMANCE COULD BE MATERIAL.

         The following discussion analyzes the financial condition and the results of operations of CareWise for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997. The discussion should be read in conjunction with the financial statements of CareWise including the accompanying notes and the financial data appearing in this Prospectus--Proxy Statement.

OVERVIEW

         CareWise is a national provider of health care decision-support programs that are designed to lower the cost of medical care while improving plan members' health and satisfaction with their health plans. CareWise's programs serve approximately two million individuals from its Seattle call center and an additional 500,000 under foreign country license agreements. CareWise built its initial membership base from the employer sector, then in 1993 added its first managed care organization ("MCO") client, which is the sector from which most current growth is being derived.

         CareWise's revenue is derived from monthly membership-based service fees. CareWise earns additional revenues on sales of its new member implementation kits, which include CareWise's books, and on sales of periodic newsletters and postcards. These implementation and communication revenues are recorded ratably over the contract year. Revenue per-member per-month (pmpm) rates have declined in recent years primarily due to increased competition. Deferred revenue represents advance payment of the last month's contract fees and revenue for books and other supplies used by customers to implement CareWise's programs. Advance payments are recognized in the month services are provided. Deferred revenue on books and other supplies is amortized over the life of the contract, which is usually twelve months.

         Many contracts provide performance guarantees ensuring that the savings resulting from the CareWise program will exceed the costs of such program by a stated ratio, with refunds or credits available if such savings do not occur. The impact on revenues to date of such guarantees has not been material.

         Direct service costs represent expenses for operating the company's call center operations, information technology, customer services, communications staff and AT&T per capita fees payable to AT&T Systems Leasing Corporation ("AT&T"). Sales and marketing costs include the cost associated with product promotion, sales lead generation and sales closing activities. The sales and implementation cycle for new clients typically ranges from six months to a year in length. General and administrative expenses include the cost of corporate and facilities management, finance and human resources. Product development expenses, which are expensed as incurred, represent the costs incurred to develop new product offerings or to make significant modifications to currently existing products.

         CareWise's ability to sustain or increase revenues and profitability is dependent largely on its ability to secure additional contracts for its services and products and to retain and expand existing contracts. There can be no assurance that CareWise will be able to secure and implement additional contracts in a manner consistent with historical results or in a manner necessary to increase or sustain revenues and profitability in the future. CareWise could be adversely affected by the termination or nonrenewal of any of its contracts, as a result of the Merger or otherwise, or by the renegotiation of the terms of contracts, particularly if the affected contracts cover a large number of members or represent a significant portion of CareWise's revenue. For example, CareWise has been notified of the termination of a client contract with approximately 450,000 members effective April 1, 1998 due to the merger of the client with a large national health plan. Certain of the existing CareWise service agreements contain covenants that restrict CareWise's ability to enter into agreements for the provision of demand management services with competitors of the existing parties to such agreements. In addition, any factors adversely affecting the market for CareWise's services and products, including factors outside the control of CareWise, such as adverse publicity or government regulatory action, could have a material adverse effect on CareWise.

         In 1994, CareWise acquired Acamedica, Inc. ("Acamedica") to provide medical information content and publishing capabilities. In 1995, CareWise wrote-off the remaining goodwill associated with the purchase of Acamedica as certain significant factors expected to generate future service revenues did not materialize.

         In June 1994, CareWise entered into an agreement with AT&T whereby AT&T assisted in the development of a new computer software program used by CareWise as an integral part of its business and provided CareWise with certain computer and telephone equipment and maintenance over the five-year lease term. The software development costs of $3.4 million were expensed in 1994. The computer equipment was accounted for as a capital lease. In December 1996, the outstanding principal of the software obligation of $2.8 million was paid in full.

         Through the second quarter of 1997, CareWise used cash in its operating activities. CareWise's operations provided cash in the quarter ended September 30, 1997.

RESULTS OF OPERATIONS

         The following table sets forth, certain statement of operations data, expressed as percentages of total revenues for the periods indicated:

                                                                                               NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                               ----------------------------------------     -------------------------
                                                 1994           1995           1996           1996           1997
                                              ------------   ------------   ------------   -----------    -----------
SERVICE REVENUE                                  100.0%         100.0%         100.0%         100.0%         100.0%

OPERATING EXPENSES:
    Direct service costs                          57.9           52.0           67.5           63.8           64.0
    AT&T per capita fee                            0.0            1.7            7.1            6.9            0.0
    Sales and marketing                           13.4           24.1           30.5           32.3           16.0
    General and administrative                    23.3           24.9           28.2           29.0           18.7
    Product development                           49.2            0.0            4.6            5.4            5.8
    Provision for excess contract service
       costs                                       0.0           19.0            0.0            0.0            0.0
    Write-off of goodwill                          0.0            8.1            0.0            0.0            0.0
                                              ------------   ------------   ------------   -----------    -----------
TOTAL OPERATING EXPENSES                         143.8          129.8          137.9          137.4          104.5
                                              ------------   ------------   ------------   -----------    -----------
    OPERATING LOSS                               (43.8)         (29.8)         (37.9)         (37.4)          (4.5)

OTHER INCOME (EXPENSE):
    Interest income                                0.3            0.8            1.7            1.3            2.0
    Interest expense                              (4.6)          (9.3)          (6.2)          (6.9)          (1.2)
    Other                                          0.0            0.0            0.0            0.0            0.0
                                              ------------   ------------   ------------   -----------    -----------

NET (LOSS)                                       (48.1)%        (38.3)%        (42.4)%        (43.0)%         (3.8)%
                                              ============   ============   ============   ===========    ===========

Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1997

         Service Revenues. Service revenues increased 68.4% from $6.4 million for the nine months ended September 30, 1996 to $10.7 million for the nine months ended September 30, 1997. The increase was due primarily to increases in membership enrollment in the CareWise program and to expansion of enrollments in BabyWise and CareSupport services. As of September 30, 1997, approximately 2.2 million members were enrolled in CareWise services compared to approximately 1.1 million members enrolled as of September 30, 1996.

         Direct Service Costs and AT&T Per Capita Fees. Direct service costs increased 68.8% from $4.1 million for the nine months ended September 30, 1996 to $6.9 million for the nine months ended September 30, 1997, and represented 63.8% and 64.0% of revenues, respectively. Direct service costs increased at the same rate as revenue growth in 1997 as declines in "pmpm" rates were offset by call handling efficiencies related to increases in membership and utilization. During the nine-month period ended September 30, 1996, CareWise incurred $438,544 in AT&T per capita fees, which were not incurred during the same period in 1997 due to the elimination of the software lease obligation and per capita fee structure in December 1996. See "Liquidity and Capital Resources."

         Sales and Marketing. Sales and marketing expenses decreased 16.5% from $2.1 million for the nine months ended September 30, 1996 to $1.7 million for the nine months ended September 30, 1997, and represented 32.3% and 16.0% of revenues, respectively. The decrease in sales and marketing expenses in the 1997 period resulted primarily from restructuring the sales and marketing organization with more concentrated efforts on the MCO, employer and union markets.

         General and Administrative. General and administrative expenses increased 8.7% from $1.8 million for the nine months ended September 30, 1996 to $2.0 million for the nine months ended September 30, 1997, and represented 29.0% and 18.7% of revenues, respectively. The increase in general and administrative expenses resulted primarily from the hiring of additional finance and corporate management personnel and related management information systems expenses.

         Product Development. Product development expenses increased 79.8% from $346,000 for the nine months ended September 30, 1996 to $622,000 for the nine months ended September 30, 1997, and represented 5.4% and 5.8% of revenues, respectively. The increase in product development expenses in the 1997 period resulted primarily from costs incurred in the development and launch of CareWise
5.0 and to make significant modifications to BabyWise, CareSupport and LivingWise.

         Other Income (Expense). CareWise incurs interest expense on long-term debt and capital and software lease obligations and generates interest income from cash and cash equivalent balances. CareWise had net interest expense totaling $360,000 for the nine months ended September 30, 1996 as compared to net interest income of $81,000 for the nine months ended September 30, 1997 and represented (5.6)% and 0.8% of revenues, respectively. The increase in net interest income is due to the investment of available cash balances which increased primarily as a result of the Series F Preferred Stock financing which occurred in 1996 and due to positive operating cash flows during 1997. The decrease in interest expense is due primarily to the elimination of the AT&T lease obligation in December 1996. See "Liquidity and Capital Resources."

         Income Taxes. During the nine months ended September 30, 1996 and 1997, CareWise recorded additional NOL carryforwards. NOL carryforwards totaled
$13.4 million at September 30, 1997, which may be available to offset future federal taxable income, if any, which expire beginning in 2003. The use of approximately $7.3 million of NOLs may be limited due to a change of control under section 382 of the Code such that only approximately $484,000 of such losses may be utilized each year on a cumulative basis through 2011. The benefit of these NOL carryforwards has not been reflected in the financial statements.

Years Ended December 31, 1994, 1995 and 1996

         Service Revenues. Service revenues increased 32.9% from $6.9 million in 1994 and 1995 to $9.2 million in 1996. Increases in membership enrollment in 1995 were offset by price declines due to increased competition. The increase in 1996 was due primarily to increases in membership enrollment in the CareWise product and to expansion of enrollments in BabyWise and CareSupport services. Membership enrollment at December 31, 1994, 1995 and 1996 was approximately 683,000, 941,000 and 1.2 million, respectively.

         Direct Service Costs and AT&T Per Capita Fees. Direct service costs decreased 9.7% from $4.0 million in 1994 to $3.6 million in 1995 and increased 72.0% to $6.2 million in 1996, and represented 57.9%, 52.0% and 67.5% of revenues, respectively. The decrease in 1995 was attributable primarily to call center efficiencies related to the implementation of CareWise's software platform in the delivery of counseling services. The increase in 1996 was attributable to increases in membership enrollment and utilization. AT&T per capita fees increased from $0 in 1994 to $119,000 in 1995 and increased 447.8% to $653,000 in 1996, and represented 0.0%, 1.7% and 7.1% of revenues, respectively. During 1994, CareWise did not meet the membership thresholds for paying per capita fees. See "Liquidity and Capital Resources."

         Sales and Marketing. Sales and marketing expenses increased 80.6% from $922,000 in 1994 to $1.7 million in 1995 and increased 68.2% to $2.8 million in 1996, and represented 13.4%, 24.1% and 30.5% of revenues, respectively. The increase in sales and marketing expenses from 1994 through 1996 reflects the increased expenses for promoting and marketing CareWise's products including expense to expand the organization's sales force and management personal for sales and marketing efforts.

         General and Administrative. General and administrative expenses increased 7.7% from $1.6 million in 1994 to $1.7 million in 1995 and increased 50.4% to $2.6 million in 1996, and represented 23.3%, 24.9% and 28.2% of revenues, respectively. The increase from 1994 through 1996 reflects increased expenses for additional finance and corporate management personnel and related management information systems expenses.

         Product Development. Product development expenses decreased 100.0% from $3.4 million in 1994 to $0 in 1995 and increased to $418,000 in 1996, and represented 49.2%, 0.0% and 4.6% of revenues, respectively. In 1994, CareWise expensed $3.4 million related to the development of the CareWise software platform. During 1995, CareWise maintained the software platform without significant upgrade and in 1996 modified the CareWise product and expanded the platform to launch CareWise's BabyWise and CareSupport products.

         Provision for Excess Contract Service Costs. In 1995, CareWise entered into an agreement with a customer to provide services below CareWise's direct service costs. The total loss on the contract was $1.3 million which was accrued at the time the loss was identified. CareWise terminated the contract effective June 30, 1996.

        Write-off of Goodwill. During 1995, CareWise wrote off goodwill totaling $556,000 related to the acquisition of Acamedica, which was acquired in 1994, as certain significant factors expected to generate future service revenue for CareWise did not materialize.

         Other Income (Expense). Net interest expense increased 101.1% from $293,000 in 1994 to $590,000 in 1995 and decreased 29.4% to $417,000 in 1996, and represented 4.3%, 8.5% and 4.5% of revenues, respectively. The increase in net interest expense in 1995 resulted primarily from increased borrowings. The decrease in net interest expense in 1996 is attributable to the net reduction of long-term debt and capital lease obligations along with increased interest income on the investment of cash proceeds resulting from the Series F Preferred Stock financing in September 1996, and the elimination of the AT&T lease obligation in December 1996. See "Liquidity and Capital Resources."

         Income Taxes. CareWise recorded NOL carryforwards during 1995 and 1996, totaling $2.1 million and $4.5 million, respectively. At December 31, 1996, CareWise had tax NOL carryforwards of approximately $12.9 million. These net operating tax loss carryforwards may be available to offset future federal taxable income, if any, which expire beginning in 2003. The use of approximately $7.3 million of NOLs may be limited due to a change of control under section 382 of the Code such that only approximately $484,000 of such losses can be utilized each year on a cumulative basis through 2011. The benefit of these NOL carryforwards has not been reflected in the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

         CareWise has financed its operations primarily through private sales of its equity securities and to a lesser extent, lease financing, and the issuance of debt. In 1994, 1995 and 1996, CareWise raised net proceeds of $390,000, $3.9 million and $8.8 million in connection with private offerings of its Series D, Series E and Series F Preferred Stock. The Series E offering also included conversion of $1.0 million of notes payable to stockholders. The proceeds raised were primarily used to fund operations and to pay down long term obligations.

         As of December 31, 1995 and 1996, CareWise had $3.1 million and $5.6 million in cash which increased to $6.5 million at September 30, 1997. The increase in cash balances in 1996 is primarily related to the preferred stock offerings noted above, offset by cash used in operations. The increase at September 30, 1997 is primarily due to cash provided by operating activities.

         Cash used in operating activities increased from $340,000 in 1994 to $1.2 million in 1995 and $3.4 million in 1996. The increased use of cash was primarily related to expansion of operations and an increased customer base. Cash provided by operating activities was $1.4 million for the nine months ended September 30, 1997 as CareWise's operations became cash flow positive for the first time due to its increasing customer base and overall operating efficiencies achieved.

         CareWise purchased $44,000, $85,000, $326,000 and $231,000 of furniture, fixtures and equipment in 1994, 1995, 1996 and the nine months ended September 30, 1997. CareWise expects to spend approximately $1.3 million to purchase capital equipment and computer software in 1998 to expand its call centers and corporate headquarter in Seattle, Washington. CareWise could increase its expenditures for call center expansion in 1998 depending on the timing and extent of increases in membership enrollment.


         In June 1994, CareWise entered into an agreement with AT&T whereby AT&T assisted in the development of a new computer software program used by CareWise as an integral part of its business and provided CareWise with certain computer and telephone equipment and maintenance over the five-year lease term. The software development costs of $3.4 million were expensed in 1994. The computer equipment was accounted for as a capital lease. In December 1996, the outstanding principal of the software obligation of $2.8 million was paid in full.

         The agreement also called for additional payments based on CareWise achieving a certain number of subscribers within specified periods. CareWise issued 200,000 shares of CareWise Common Stock to AT&T in December 1996 to eliminate the requirement for further per capita payments. The agreement required a $275,000 deposit, which was recorded in the financial statements as restricted cash and was released upon payment of the software obligation.

         CareWise may incur significantly sales and marketing expenses during 1998 and may devote additional resources to the further development of existing services. To the extent that CareWise incurs increased expenses, its operating results will be adversely affected unless revenues and operating margins increase sufficiently to offset such expenditures.

         CareWise believes its current capital resources are adequate to fund cash needs for anticipated operating levels for at least the next twelve months. CareWise also may use capital resources in connection with business expansion that may include the acquisition of complementary product lines or businesses during 1998.

FINANCIAL ACCOUNTING STANDARDS NO. 128

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings Per Share. This statement establishes standards for computing and presenting earnings per share ("EPS"), replacing the presentation of currently required primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires that dual presentation of both Basic EPS and Diluted EPS on the face of the statement of operations. Under this new statement, Basic EPS is computed based on weighted average shares outstanding and excludes any potential dilution. Diluted EPS reflects potential dilution from the exercise or conversion of securities into common stock or from other contracts to issue common stock and is similar to the currently required fully diluted EPS. SFAS 128 is effective for financial statements issued for earlier periods ending after December 15, 1997, including interim periods, and earlier application is not permitted. When adopted, CareWise will be required to restate its EPS data for all prior periods presented. CareWise does not expect the impact of the adoption of this statement to be material to previously reported EPS amounts.

IMPACT OF YEAR 2000 ON COMPUTER SYSTEMS

         CareWise's computer systems and infrastructure have been enhanced to take into account the Year 2000 issue. As a result, management believes that the Year 2000 issue will be resolved in a timely fashion and will not materially affect future results, or cause reported financial information to be inaccurate.

                              BUSINESS OF CAREWISE

GENERAL

         CareWise is a national provider of health care decision-support services that are designed to lower the cost of medical care while improving plan members' health and satisfaction with their health care plan. CareWise's programs serve approximately two million individuals from its Seattle call center and an additional 500,000 under foreign country license agreements. CareWise's customers include managed care organizations, health care providers, indemnity health insurers, employers and other group associations. In addition to traditional demand management services, CareWise also offers a disease management program for certain health conditions, diseases and chronic illnesses. CareWise's demand and disease management programs are designed to (i) reduce inappropriate care and unnecessary expenses; (ii) promote health and prevention; (iii) improve program compliance with treatment regimens and support self-care; (iv) enhance member satisfaction; and (v) improve the overall quality of care through member health education.

MARKET FOR DEMAND MANAGEMENT

         Health care costs in the United States have escalated in recent years and, according to the Health Care Financing Administration, currently account for more than 13% of the gross national product. The containment of these costs has become a national priority, resulting in the restructuring of the health care industry towards cost-conscious managed health care programs. The market forces reforming the U.S. health care systems present many opportunities for innovation in health care information delivery.

         One factor in the increase of health care costs in recent years is the absence of access to health care information. Individuals who lack timely, reliable health care information may delay needed treatment, self-treat inappropriately or seek unnecessary care, all of which can lead ultimately to poorer health outcomes and higher costs. CareWise believes that access to adequate and timely health care information can promote preventive care and early intervention, both of which are demonstrably cost-effective and can influence health and well-being. In addition, CareWise believes that obtaining health care information can have a significant favorable effect in the management of episodes of care.

         The demand management industry has developed in response to inefficiencies in the health care system and to take advantage of the opportunities they present. Demand management programs generally involve telephone-based health counseling services that are designed to provide individuals with timely, appropriate, and understandable health care information delivered in a convenient and supportive manner. Increasingly these programs also encompass disease, condition and wellness management services. Demand management programs encourage individuals proactively to manage their own health and to make informed health care decisions, in order to reduce the health care costs associated with members most likely to consume a disproportionate share of medical resources.

CAREWISE STRATEGY

         The CareWise strategy is to provide demand and disease management and health counseling services that address the medical cost containment, market differentiation, and member satisfaction needs of its customers by:

         - Providing customers with lower direct and indirect medical expenses, high levels of member satisfaction and retention, and improved quality of care;

         - Enhancing its products and services to identify, target and proactively manage the health of those members who are most likely to incur large medical expenses and who are most likely to benefit from health counseling and behavior modification;

         - Providing customers with customized private label services designed to meet their specific program requirements; and

         - Continuously upgrading and improving the state-of-the-art health counseling and behavior modification guidelines underlying its demand and disease management programs.

CAREWISE PRODUCTS AND SERVICES

         CareWise's products and services provide members with information and health care decision making and behavior modification support, including (i) timely symptom-specific assessment, (ii) information on major diagnoses or procedures, (iii) physician referrals and (iv) disease- and condition-specific counseling. All CareWise programs are provided via toll-free numbers by specially trained nurses 24 hours a day, seven days a week. All telephone calls are charted on-line and the behavior-change outcome is noted when the individual makes a decision about his or her medical concern. CareWise's products and services are designed to meet the needs of specific customer groups including
(i) indemnity insurers and MCOs; (ii) PPM organizations, physician hospital organizations, integrated delivery systems and independent physician groups;
(iii) self-insured employers and unions; (iv) pharmaceutical companies and pharmaceutical benefits management organizations ("PBMs") and (v) consumers and affinity groups and associations. At the request of a CareWise customer, CareWise customizes its services such that they are provided to members directly as if from the health plan or employer itself.

         CareWise's proprietary on-line clinical guidelines were developed by CareWise's clinical staff. The guidelines are reviewed routinely by the College of Physicians and Surgeons of Columbia University, as is the CareWise-produced medical information that is provided to members. CareWise's nurses currently use more than 200 of such guidelines in symptom-, condition-, medication- and procedure-related counseling sessions.

         As part of the CareWise demand and disease management programs, members are provided with decision counseling, personalized medical and health information, and frequently, follow-up telephone contact for assessment and outcome verification and behavior modification support. CareWise's communication programs employ a multimedia approach including voice, print, video and audio capabilities. In combination, these services and products are designed to result in informed decision making, leading to improved health, reduced need for care, more appropriate use of medical services and lower health care expenses. CareWise's programs include:

         CAREWISE(TM) - CareWise's flagship product, combines communication materials with voluntary telephone counseling, provided 24 hours a day, 7 days a week by a registered nurse, to address medical self-care concerns and decisions.

         CARESUPPORT(TM) - A specialized disease and condition management program which identifies and supports patients with chronic illness and assists and educates individuals in adopting behaviors that will lead to more effective self-management of chronic illnesses. CareSupport currently supports the following diseases and conditions: asthma, arthritis, back pain, cardiovascular disease, chronic obstructive pulmonary disease, diabetes, depression, gastroesophageal reflux disease/gastrointestinal ("GERD/GI"), hypertension and osteoporosis.

         LIVINGWISE(TM) - Incorporates registered nurse-provided health risk assessment and stage-based self-care counseling to reduce lifestyle risks and promote positive behavior change.

         BABYWISE(TM) - Provides communications materials and perinatal risk assessment and counseling to reduce medical and lifestyle risks in supporting healthy pregnancies.

         CareWise's programs are supported by proprietary member communications materials developed by CareWise. These materials include The CareWise Guide:
Self-Care From Head To Toe

(winner of a 1995 National Health Information Award for excellence, and the only self-care guide integrated with a registered nurse counseling service), CareWise for Older Adults: Self-Care for Lifelong Health (focused on the health care concerns of the over-55 population, the first self-care guide for older adults to be integrated with a registered nurse counseling service), the CareWise Newsletter (published quarterly), CareWise postcards, the new member resource kit, and other customized materials such as book covers and newsletters.

         CareWise's products and services are designed and customized to complement the health plan sponsors' existing programs, allowing CareWise nurses to provide callers with summary information about their health plan such as covered benefits and hospital notification procedures. CareWise also integrates special features into the delivery software to help health plans meet their specific goals, such as emergency room notification or screening reminders. In addition to the basic CareWise product, these customized services help CareWise's customers meet Health Plan Employer Data and Information Set ("HEDIS") standards and achieve and maintain National Committee for Quality Assurance ("NCQA") accreditation. HEDIS standards and NCQA accreditation increasingly are becoming important as qualifying criteria for bidding on government and employer health plan contracts.

CAREWISE CUSTOMERS

         As of September 30, 1997, CareWise had 73 customers representing approximately 2.2 million members enrolled in CareWise, CareSupport, LivingWise, and BabyWise. Approximately 67.0% or 1.4 million members, are from MCOs and traditional indemnity plans 12.0%, or 264,000 members, are from employer customers, and the remaining 21.0%, or 442,000 members, are from union and other groups. Customer contracts typically run for one to two years with certain minimum payments and per member per month adjustments based on volume. Many contracts provide performance guarantees ensuring that the savings resulting from the CareWise program will exceed the costs of such program by a stated ratio, with refunds or credits available if such savings do not occur. The impact on revenues to date of such guarantees has not been material.

         CareWise's three largest customers accounted for approximately 24%, 15% and 14%, respectively, of service revenues in the nine months ended September 30, 1997 and 16%, 16% and 15% of service revenues in the twelve months ended December 31, 1996.

MARKETING AND SALES

         CareWise markets its services through a direct sales force and value-added resellers, such as brokers and consultants, to (i) indemnity insurers and MCOs; (ii) PPM organizations, physician hospital organizations, integrated delivery systems and independent physician groups; (iii) self-insured employers and unions; (iv) pharmaceutical companies and PBMs and (v) consumers and affinity groups and associations. CareWise supplements its direct selling effort with targeted advertising, conference participation, public relations activities and direct mail programs.

         CareWise's sales staff currently consists of a vice president of sales, a vice president of marketing, three regional sales directors and four sales support staff. Sales functions are organized geographically.

         Customer service is a priority for CareWise. Each customer is assigned a CareWise account manager who is responsible for program implementation, ongoing monitoring of results, and support of the client's efforts to promote the program. The account manager provides the customer with semiannual reports on utilization and an annual report on program impact. He or she also coordinates survey activity and claims analysis and sells additional services.

OPERATIONS

         CareWise provides its members with direct contact with registered nurses and emphasizes high quality service in all of its programs. All calls are answered by registered nurses and all callers with medical concerns are offered follow-up services, frequently with the individual nurse who received the original call. More than 95% of all calls are answered within 20 seconds, abandoned calls typically are less than 5%, and CareWise's system is designed so that no member receives a busy signal when calling the CareWise call center. CareWise's registered nurses handle calls in more than 140 languages and respond to deaf or hearing impaired callers through a TDD interface.

COMPETITION

         The market for CareWise's services is highly competitive. CareWise's competition includes independent companies as well as divisions of large health service and information service organizations. CareWise also faces potential competition from customers who may elect to develop their own personal health management solutions, and CareWise expects to face competition from new entrants to the market. CareWise believes that it competes favorably on the basis of price and value, operational capabilities, clinical content of its proprietary clinical algorithms, communications capabilities, ability to rapidly enroll new members and performance with respect to cost savings and member satisfaction. CareWise expects to face increased competition from competitors that may have substantially greater financial, marketing or technical resources, as well as from industry consolidations that create larger competitors offering new products and services.

INTELLECTUAL PROPERTY

         CareWise uses a custom developed software application for delivering health care decision counseling services to its clients. The application is a client/server model system developed using an object oriented architecture and runs on Windows NT 4.0 workstations connected to two Digital 8200 series cluster servers running Digital UNIX 4.0a. Data is stored in a shared Oracle RDBMS instance on the UNIX servers (Oracle version 7.3.2.3). Connectivity between the client and server is accomplished through EtherNet TCP/IP. Client side development is done using PowerSoft PowerBuilder version 5.0.02 and the Power Builder Foundation Classes. The application includes a variety of functional capabilities, including member verification, administrative call handling, call history recordation and reporting, health counseling information guidelines, past medical history recordation, provider referral capability, HEDIS compliance monitoring, scripted outbound dialing program administration and member view lists. In addition, and in conjunction with the software application, CareWise uses proprietary on-line clinical guidelines, audio-text sound clips, abstracts from peer-reviewed medical journals and proprietary member communications materials. CareWise's voice system consists of an AT&T Definity G3 with interflow.

         CareWise claims proprietary rights in the software application, as well as the clinical guidelines, audio-text sound clips, abstracts, member communications materials and their respective components and related protectable materials. CareWise has registered software source code copyrights for originally developed portions of the software application. CareWise also relies on general copyright, trademark, trade secret laws and restrictions on disclosure, copying and transferring title. There can be no assurance that third party competitors, some of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents or other intellectual property rights that will prevent, limit or interfere with CareWise's ability to market its services either in the United States or in international markets. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty to CareWise, may also be necessary to enforce CareWise's intellectual property rights or to determine the scope and validity of third party proprietary rights. It is also possible that CareWise may need to acquire licenses to, or contest the validity of, issued or pending patents or other registered rights of third parties relating to CareWise's technology. There can be no assurance that any such licenses would be made available to CareWise on acceptable terms, if at all, or that CareWise, if it were to contest the validity of any issued or pending patents or other registered rights of third parties, would prevail. In addition, CareWise could incur substantial costs in defending itself in suits brought against CareWise on its intellectual property rights or in bringing suits against third parties to enforce CareWise's intellectual property rights. Further, despite CareWise's precautions, it may be possible for unauthorized third parties to copy or independently develop aspects of CareWise's products or to obtain and use information that CareWise regards as proprietary. CareWise has no patents, and existing copyright laws afford only limited practical protection. In addition, the laws of some foreign countries do not protect CareWise's proprietary rights to the same extent as do the laws of the United States, which may now be and could become a factor as CareWise continues to expand into markets outside the United States.

GOVERNMENT REGULATION

         The health care industry is subject to extensive federal and state statutes and regulations relating to many aspects of CareWise's business and the businesses of CareWise's customers who use CareWise's programs. Although these statutes and regulations are continually changing and evolving, in many cases they predate the development of telephone-based health care information services and other interstate transmission and communication of medical information and services. Some of these statutes and regulations governing the provision of health care services, including the practice of nursing and the practice of medicine, could be construed by governmental authorities to apply to CareWise's business activities, including without limitation services performed by nurses licensed as registered nurses in the State of Washington to provide out-of-state health care information services such as nondirective decision counseling and information regarding both health care conditions, providers and treatment time frames. These statutes and regulations could also apply to certain activities of CareWise's customers who operate CareWise's programs. Other statutes and regulations, including federal and state anti-kickback statutes, provide criminal and civil penalties for individuals or entities that knowingly and willfully offer, pay, solicit or receive remuneration in order to induce referrals for items or services for which payment may be made under the Medicare and Medicaid programs and certain other government-funded programs. In addition, those statutes and regulations governing health maintenance organizations and other plans that provide or arrange for health care services for a prepaid or periodic charges could be construed by government authorities to apply to certain activities of CareWise that are provided on a per-member, per-month basis. If a government authority seeks to enforce any of the foregoing statutes or regulations, CareWise, its employees and/or its customers could be required to obtain additional licenses or registrations, to modify or curtail the operation of CareWise's programs, to modify the method of payment for CareWise's programs, or to pay fines or incur other penalties.

         Both CareWise and the use of its programs could be subject to review or challenge by government authorities under any of the above statutes and regulations that apply to health care services. In addition, new laws and regulations could be enacted that regulate CareWise or the use of its programs. Any such action with respect to CareWise or the use of its programs could generate adverse publicity irrespective of the final outcome, and could have a material adverse effect on CareWise.

EMPLOYEES

         As of September 30, 1997, the Company had 98 full-time and 12 part-time employees, including 60 registered nurses. None of the Company's employees is covered by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

         From time to time CareWise has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. CareWise is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations.

PROPERTIES

         CareWise leases approximately 28,000 square feet of office and call center space in the Seattle business district. The lease on this space extends through October 2000, with an option for a five-year extension. The Company leases small sales offices, one in each of California and New York, and office space in Georgia, which is subleased to third parties.

                         CAREWISE PRINCIPAL STOCKHOLDERS

         The following table sets forth, as of December 31, 1997, certain information with respect to the beneficial ownership of shares of both classes of CareWise Capital Stock by (i) each person (or group of affiliated persons) known to CareWise to be the beneficial owner of 5% or more of CareWise's outstanding shares of either class of CareWise Capital Stock, (ii) each CareWise director, (iii) CareWise's Chief Executive Officer and the two other most highly compensated executive officers of CareWise during the last completed fiscal year whose total annual salary and bonus exceeded $100,000 (the "CareWise Named Executive Officers"), and (iv) all directors and executive officers of CareWise as a group. Except as otherwise noted, CareWise believes that the beneficial owners of the shares of CareWise Capital Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                                             SHARES OF CAREWISE        SHARES OF CAREWISE         SHARES OF PHYCOR
                                                COMMON STOCK             PREFERRED STOCK            COMMON STOCK
                                             BENEFICIALLY OWNED        BENEFICIALLY OWNED        BENEFICIALLY OWNED
                                            PRIOR TO MERGER (1)        PRIOR TO MERGER (1)      FOLLOWING MERGER (2)
                                           -----------------------   ------------------------  ------------------------
BENEFICIAL OWNER                             NUMBER      PERCENT       NUMBER      PERCENT       NUMBER       PERCENT
----------------                           -----------  -----------  -----------  -----------   ----------   ----------
Stephen C. Schwartz                           427,063      13.7              --        --
    3765 Wild Plum Ct.,
    Boulder, CO 80304

InterWest Partners III (3)                    425,807      13.7         404,761       9.1
    3000 Sand Hill Road, Suite #3-255
    Menlo Park, CA  94025

CH Partners IV (4)                            425,807      13.7         294,749       6.6
    9623 S.E. 16th
    Bellevue, WA  98004

Mohr, Davidow Ventures II (5)                 417,102      13.4         703,858      15.7
    Building One, Suite 240
    3000 Sand Hill Road
    Menlo Park, CA  94025

Kenneth W. Duemig (6)                         237,469       7.6              --        --
    CareWise, Inc.
    701 Fifth Avenue, 26th Floor
    Seattle, WA 98104-7015

AT&T Systems Leasing, Inc.                    200,000       6.4              --        --
    2555 Telegraph Road
    Bloomfield Hills, MI 48303

Impilo Limited (7)                                 --        --       1,105,272      21.2
    c/o Sanlam Health (Pty.) Ltd.
    Attn:  Pieter Swanepoel
    2 Strand Road
    Belleville 7530
    South Africa

Frontenac VI, L.P. (8)                             --        --         702,308      15.7
    135 S. LaSalle, Suite 3800
    Chicago, IL  60603

Olympic Venture Partners III, L.P. (9)             --        --         326,141       7.3
    2420 Carillon Point
    Kirkland, WA  98033

New Enterprise Associates VI, L.P. (10)            --        --         250,413       5.6
    2490 Sand Hill Road
    Menlo Park, CA  94025

John E. Gebhart III (11)                      177,465       5.4              --        --
    CareWise, Inc.
    701 Fifth Avenue, 26th Floor
    Seattle, WA 98104-7015

                                             SHARES OF CAREWISE        SHARES OF CAREWISE         SHARES OF PHYCOR
                                                COMMON STOCK             PREFERRED STOCK            COMMON STOCK
                                             BENEFICIALLY OWNED        BENEFICIALLY OWNED        BENEFICIALLY OWNED
                                            PRIOR TO MERGER (1)        PRIOR TO MERGER (1)      FOLLOWING MERGER (2)
                                           -----------------------   ------------------------  ------------------------
BENEFICIAL OWNER                             NUMBER      PERCENT       NUMBER      PERCENT       NUMBER       PERCENT
----------------                           -----------  -----------  -----------  -----------   ----------   ----------
Robert Momsen (12)                            425,807      13.7         404,761       9.1

Larry Mohr (13)                               417,102      13.4         703,858      15.7

Rheba de Tornyay (14)                           7,082        **              --        --

Thomas O. Pyle (15)                             7,833        **              --        --

Darcy Moore (16)                                   --        --         702,308      15.7

James O. Steeb (17)                           130,000       4.0              --        --

Michael B. Weitz (18)                          56,154       1.8              --        --

Craig S. Russell (19)                          29,704        **              --        --

All directors and executive officers        1,251,147      40.3       1,810,927      40.5
    as a group (9 persons) (20)

---------------

**       Less than 1%

(1) Percentage ownership calculations are based on 3,107,313 shares of CareWise Common Stock and 4,470,598 shares of CareWise Preferred Stock outstanding as of December 31, 1997. Beneficial ownership is determined in accordance with the rules of the Commission and includes voting and investment power with respect to shares. Shares of CareWise Capital Stock subject to options or warrants currently exercisable or exercisable within 60 days of December 31, 1997 are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.

(2) Percentage ownership calculations are based on 64,530,414 shares of PhyCor Common Stock outstanding as of December 31, 1997 and assume that an aggregate of 2,549,000 shares of PhyCor Common Stock will be issued in the Merger. Beneficial ownership after the Merger for each of the listed CareWise stockholders is calculated by multiplying the Exchange Ratio by the number of shares of CareWise Common Stock beneficially owned by such CareWise stockholder and, with respect to CareWise Preferred Stock, by multiplying the Exchange Ratio by the number of shares of CareWise Common Stock issuable upon conversion of all of such stockholder's CareWise Preferred Stock. In addition, percentage ownership calculations are based in part on the full vesting of Replacement Options to be issued in connection with the Merger. See "THE MERGER-Terms of the Merger."

(3) CareWise Preferred Stock consists of 256,726 shares of CareWise Series C Preferred Stock, 80,798 shares of CareWise Series E Preferred Stock and 67,237 shares of CareWise Series F Preferred Stock.

(4) CareWise Preferred Stock consists of 257,726 shares of CareWise Series C Preferred Stock and 38,023 shares of CareWise Series E Preferred Stock.

(5) CareWise Preferred Stock consists of 233,366 shares of CareWise Series C Preferred Stock, 380,288 shares of CareWise Series E Preferred Stock and 90,264 shares of CareWise Series F Preferred Stock.

(6) Includes 221,090 shares of CareWise Common Stock and 16,379 shares of CareWise Common Stock issuable pursuant to stock options exercisable within 60 days of the table date.

(7) Consists of 368,424 shares of CareWise Series F Preferred Stock and 736,848 shares of CareWise Series F Preferred Stock issuable pursuant to a stock warrant exercisable within 60 days of the table date.

(8)      Consists of CareWise Series F Preferred Stock.

(9) Consists of 285,171 shares of CareWise Series E Preferred Stock and 25,376 shares of CareWise Series F Preferred Stock. Also includes 15,594 shares (consisting of 14,259 shares of CareWise Series E Preferred Stock and 1,335 shares of CareWise Series F Preferred Stock) owned by Olympic Venture Partners III Entrepreneurs Fund, an affiliate of Olympic Venture Partners III, L.P.

(10)     Consists of CareWise Series F Preferred Stock.

(11) Consists of CareWise Common Stock issuable pursuant to stock options exercisable within 60 days of the table date.

(12) Represents 425,807 shares of CareWise Common Stock and 404,761 shares of CareWise Preferred Stock held by InterWest Partners III. Mr. Momsen is a general partner of InterWest Partners III and disclaims beneficial ownership of such shares, except as to the extent of his proportionate partnership interest therein.

(13) Represents 417,102 shares of CareWise Common Stock and 703,858 shares of CareWise Preferred Stock held by Mohr, Davidow Ventures II. Mr. Mohr is a general partner of Mohr, Davidow Ventures II and disclaims beneficial ownership of such shares, except as to the extent of his proportionate partnership interest therein.

(14) Includes 5,416 shares of CareWise Common Stock and 1,666 shares of CareWise Common Stock issuable pursuant to stock options exercisable within 60 days of the table date.

(15) Consists of CareWise Common Stock issuable pursuant to stock options exercisable within 60 days of the table date.

(16) Represents 702,308 shares of CareWise Preferred Stock held by Frontenac VI, L.P. Ms. Moore is a general partner of Frontenac VI, L.P. and disclaims beneficial ownership of such shares, except as to the extent of her proportionate partnership interest therein.

(17) Consists of CareWise Common Stock issuable pursuant to stock options exercisable within 60 days of the table date.

(18) Consists of CareWise Common Stock issuable pursuant to stock options exercisable within 60 days of the table date.

(19) Consists of CareWise Common Stock issuable pursuant to stock options exercisable within 60 days of the table date.

(20) Consists of the total number of CareWise Common Stock, CareWise Preferred Stock and options exercisable within 60 days of the table date beneficially held by executive officers and directors as a group. See footnotes (11)-(19) above for information regarding stock beneficially held by John E. Gebhart III, Robert Momsen, Larry Mohr, Rheba de Tornyay, Thomas O. Pyle, Darcy Moore, James O. Steeb, Michael
         B. Weitz and Craig S. Russell.

                             MANAGEMENT OF CAREWISE

EXECUTIVE OFFICERS OF CAREWISE

         Set forth below is certain information with respect to each person who currently serves as an executive officer of CareWise who will continue to serve as such after the Merger.

                    NAME               AGE                              POSITION
                    ----               ---                              --------
          John E. Gebhart III          43      Chairman, President and Chief Executive Officer
          James O. Steeb               36      Chief Operating Officer
          Michael B. Weitz             47      Senior Vice President and Chief Financial Officer
          Craig S. Russell             38      Vice President, Marketing and Development

         John Gebhart joined CareWise as Senior Vice President and Chief Financial Officer in October 1995, was named President and Chief Executive Officer in 1996 and was elected Chairman in 1997. Prior to joining CareWise, Mr. Gebhart was employed by Access Health, a demand management services company, where he served as the founding Chief Financial Officer from 1989 to 1993 and as Senior Vice President of Corporate Development from 1993 to 1995.

         James Steeb joined CareWise as Chief Operating Officer in January 1997. Prior to joining CareWise, Mr. Steeb was employed from 1989 to January 1997, by Access Health, where he held various management positions, including Senior Vice President and Chief Information Officer, Vice President of Product Development and Vice President of Technology.

         Michael Weitz joined CareWise in March 1996, as Senior Vice President and Chief Financial Officer. Prior to joining CareWise, Mr. Weitz was Vice President of Finance from 1991 to 1996 of Hillhaven Corporation, a provider of long-term health care.

         Craig Russell joined CareWise in September 1995, as Regional Sales Executive and was promoted to Vice President of Marketing and Strategic Alliances in February 1996 and was named Vice President of Marketing and Development in November 1997. Prior to joining CareWise, Mr. Russell was a co-founder and Chief Marketing Officer of Health Decisions, Inc., a demand management services company, from September 1992 to September 1995.

                         CAREWISE EXECUTIVE COMPENSATION

COMPENSATION SUMMARY

         The following table sets forth certain information concerning compensation paid by CareWise for services rendered to CareWise during the fiscal year ended March 31, 1997 to the CareWise Named Executive Officers, each of whom will serve as an executive officer of CareWise after the Merger.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG TERM
                                                                                       COMPENSATION
                                                                                       ------------
                                                                                          AWARDS
                                                          ANNUAL COMPENSATION           SECURITIES         ALL OTHER
                                                          -------------------           UNDERLYING       COMPENSATION
    NAME AND PRINCIPAL POSITION           YEAR         SALARY ($)      BONUS ($)       OPTIONS (#)            ($)
-------------------------------------     ----         ----------      ---------       ------------      ------------
John E. Gebhart III
    Chairman, President and Chief
    Executive Officer                     1996           200,000            --            321,667         35,000 (1)

Michael B. Weitz
    Senior Vice President and Chief
    Financial Officer                     1996           145,000            --            132,083             --

Craig S. Russell
    Vice President of Marketing and
    Strategic Alliances                   1996           125,000        28,352(2)          59,167             --

---------------

(1) Represents housing assistance paid on a one-time basis pursuant to the terms of Mr. Gebhart's employment letter.

(2)      Represents commissions paid on new business revenue obtained by Mr.
         Russell.

         Pursuant to the terms of an employment agreement dated January 21, 1997 in connection with his initial employment as Executive Vice President and Chief Operating Officer, James O. Steeb was granted an annual base salary of $200,000 and options to purchase 400,000 shares of CareWise Common Stock. In connection therewith, Mr. Steeb received a $35,000 signing bonus, a housing allowance of up to $100,000 and a credit line of up to $500,000 to be used for the purpose of exercising stock options of his former employer. The agreement contains severance arrangements that provide Mr. Steeb with salary and certain benefits for a period of up to twelve months if he is terminated without cause during the first year of employment, and six months if he is terminated without cause after the first year of employment. In addition, the employment agreement contains covenants with respect to confidential information, trade secrets and non-solicitation of employees.

OPTION GRANTS IN YEAR ENDED MARCH 31, 1997

         The following table sets forth stock option grants made during the year ended March 31, 1997, to each of the CareWise Named Executive Officers pursuant to the CareWise Option Plan.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                                                                         POTENTIAL REALIZABLE
                                                                                       VALUE AT ASSUMED ANNUAL
                                                                                         RATES OF STOCK PRICE
                                                                                       APPRECIATION FOR OPTION
                                              INDIVIDUAL GRANTS                                TERM (3)
                           --------------------------------------------------------    ------------------------
                                            % OF TOTAL
                            NUMBER OF        OPTIONS
                           SECURITIES       GRANTED TO      EXERCISE
                           UNDERLYING      EMPLOYEES IN    PRICE PER
                             OPTIONS       FISCAL YEAR       SHARE       EXPIRATION
         NAME              GRANTED (#)         (1)          ($) (2)         DATE          5% ($)        10% ($)
---------------------      -----------     -----------     ---------     ----------      -------        -------
John E. Gebhart III        196,667(4)         26.2            0.54         9/10/06        66,789        169,256
                           125,000(5)                         0.54         9/03/06        42,450        107,578
Michael B. Weitz            57,083(4)         10.8            0.54         9/10/06        19,386         49,127
                            75,000(6)                         0.54         9/03/06        25,470         64,547
Craig S. Russell            24,167(4)          4.8            0.54         9/10/06         8,207         20,799
                            35,000(7)                         0.54         9/03/06        11,886         30,122

---------------

(1) Based on an aggregate of 1,227,083 options granted pursuant to the CareWise Option Plan in the year ended March 31, 1997 to employees of CareWise, including the CareWise Named Executive Officers.

(2) The exercise price per share of each option was equal to the fair market value of CareWise Common Stock on the date of the grant as determined by the CareWise Board of Directors.

(3) Represent amounts that may be realized upon exercise of the options immediately prior to their expiration assuming the specified compounded rates of appreciation on the base price (5% and 10%) of the CareWise Common Stock over the option terms. The 5% and 10% amounts are calculated based on rules required by the Commission and do not reflect CareWise's estimate of future stock price growth. Actual gains, if any, on stock option exercises depend on the timing of such exercises and the future performance of the CareWise Common Stock. There can be no assurance that the rates of appreciation assumed in these columns can be achieved or that the amounts reflected will be received by the individuals.

(4) The options became exercisable as to 25% of the shares on September 10, 1997 and vest as to an additional 2.0833% with each month of continuous employment thereafter.

(5) The options became exercisable as to 25% of the shares on February 2, 1997 and vest as to an additional 2.0834% with each month of continuous employment thereafter.

(6) The options became exercisable as to 25% of the shares on March 25, 1997 and vest an additional 2.0834% with each month of continuous employment thereafter.

(7) The options became exercisable as to 25% of the shares on September 25, 1996 and vest an additional 2.0834% with each months of continuous employment thereafter.

AGGREGATE OPTION VALUES AT MARCH 31, 1997

         The following table sets forth information with respect to the number and value of securities underlying unexercised options held by the CareWise Named Executive Officers at March 31, 1997. No options were exercised by the CareWise Named Executive Officers in the year ending March 31, 1997.

                          FISCAL YEAR-END OPTION VALUES

                                  NUMBER OF SECURITIES SUBJECT TO
                                   UNEXERCISED OPTIONS AT FISCAL         VALUE OF UNEXERCISED IN-THE-MONEY
                                              YEAR END (#)                 OPTIONS AT FISCAL YEAR END (1)
                                  --------------------------------       ---------------------------------
             NAME                  EXERCISABLE       UNEXERCISABLE       EXERCISABLE         UNEXERCISABLE
-------------------------------    -----------       -------------       -----------         -------------
John E. Gebhart III                  60,416             336,251             $266(2)             $484(2)

Michael B. Weitz                     18,750             113,333               --                  --

Craig S. Russell                     13,125              46,042               --                  --

---------------

(1) The fair market value of the underlying securities at the fiscal year end was estimated to be approximately $0.54 per share, as determined by CareWise's Board of Directors.

(2) Represents the value of 75,000 shares of CareWise Common Stock at an exercise price of $0.53, of which 26,562 were exercisable and 48,438 were unexercisable on March 31, 1997.

EMPLOYMENT CONTRACTS

         John E. Gebhart III, Michael B. Weitz and Craig S. Russell, each a CareWise Named Executive Officer, are parties to the compensation arrangements with CareWise described below.

         Pursuant to the terms of an offer letter dated September 11, 1995 entered into in connection with Mr. Gebhart's initial employment, Mr. Gebhart was granted an annual base salary of $145,000 and options to purchase 75,000 shares of CareWise Common Stock. In addition, the letter agreement provides Mr. Gebhart with $35,000 of mortgage assistance. The letter agreement contains a covenant with respect to confidential and proprietary information. Mr. Gebhart was promoted to President and Chief Executive Officer of CareWise on February 5, 1996, and currently receives an annual salary of $200,000.

         Pursuant to the terms of an offer letter dated March 4, 1996, Mr. Weitz was granted an annual base salary of $145,000 and options to purchase 75,000 shares of CareWise Common Stock. In addition, the letter agreement contains a covenant with respect to confidential and proprietary information. Mr. Weitz's current annual salary remains $145,000.

         Pursuant to the terms of an offer letter dated September 26, 1995 in connection with Mr. Russell's initial hire, Mr. Russell was granted an annual salary of $85,000 and options to purchase up to 15,000 shares of CareWise Common Stock, provided certain performance goals were met. The letter agreement contains a covenant with respect to confidential and proprietary information. On November 19, 1997, Mr. Russell was promoted to Vice President of Marketing and Development at an annual salary of $140,000.

         For a description of agreements entered into between PhyCor and Messrs. Gebhart, Steeb, Weitz and Russell, in connection with the Merger, See "CERTAIN RELATED TRANSACTIONS."

                          CERTAIN RELATED TRANSACTIONS

         John E. Gebhart III, James O. Steeb, Michael B. Weitz and Craig S. Russell each have entered into employment agreements with PhyCor that provide such officers with annual base salaries of $200,000, $200,000, $155,000 and $175,000, respectively. Under the agreements, Messrs. Gebhart and Steeb are each to be granted options to purchase 100,000 shares of PhyCor Common Stock and Messrs. Weitz and Russell are each to be granted options to purchase 45,000 shares of PhyCor Common Stock, with the options to vest over a period of four years beginning on the Closing Date. In addition, the agreements contain severance arrangements in the event the employment is terminated by PhyCor without cause or, under certain circumstances, by Messrs. Gebhart, Steeb, Weitz or Russell. Pursuant to such arrangements, Messrs. Gebhart and Steeb will continue to receive annual salary plus insurance for a period of 12 months or until March 31, 2000, whichever is longer; Messrs. Weitz and Russell will continue to receive annual salary plus insurance for a period of 6 months or until March 31, 1999, whichever is longer. Each employment agreement includes covenants with respect to confidential information, trade secrets and non-competition.

         Pursuant to the terms of an employment agreement with CareWise dated January 21, 1997, Mr. Steeb received an interest free loan from CareWise in January 1997 in the amount of $230,087 for the purpose of exercising stock options of his former employer. Mr. Steeb repaid the loan in full on May 28, 1997.

                               BUSINESS OF PHYCOR

         PhyCor is a PPM company that acquires and operates multi-specialty medical clinics and develops and manages IPAs. PhyCor's objective is to organize physicians into professionally managed networks that assist physicians in assuming increased responsibility for delivering cost-effective medical care while attaining high-quality clinical outcomes and patient satisfaction. PhyCor operates 55 clinics with approximately 3,860 physicians in 28 states. PhyCor also manages IPAs, which are networks of independent physicians, that include over 19,000 physicians in 28 markets. PhyCor's affiliated physicians provide medical services to approximately 1,140,000 members under prepaid health plans, including approximately 177,000 Medicare members.

         PhyCor believes that primary care-oriented physician organizations are a critical element of organized health care systems, because physician decisions determine the cost and quality of care. PhyCor believes that physician-driven organizations, including multi-specialty medical clinics, IPAs and the combination of such organizations, present more attractive alternatives for physician consolidation than hospital or insurer/HMO-controlled organizations. The combination of PhyCor's multi-specialty medical clinic and IPA management capabilities and new group-formation efforts enables PhyCor to offer physician practice management services to substantially all types of physician organizations.

         Upon the acquisition by PhyCor of a clinic's operating assets, the affiliated physician group simultaneously enters into a long-term service agreement with PhyCor. PhyCor, under the terms of the service agreement, provides the physician group with the equipment and facilities used in its medical practice, manages clinic operations, employs most of the clinic's non-physician personnel, other than certain diagnostic technicians, and receives a service fee. Under substantially all of its service agreements, PhyCor receives a service fee equal to the clinic expenses it has paid plus percentages of operating income of the clinic (net clinic revenue less certain contractually agreed upon clinic expenses before physician distributions) plus, in some cases, percentages of net clinic revenue. As clinic operating income improves, whether as a result of increased revenue or lower expenses, PhyCor's service fees increase.

         The affiliated physicians maintain full professional control over their medical practices, determine which physicians to hire or terminate and set their own standards of practice in order to promote high quality health care. Pursuant to its service agreements with physician groups, PhyCor manages all aspects of the clinic other than the provision of medical services, which is controlled by the physician groups. At each clinic, a joint policy board equally comprised of physicians and PhyCor personnel focuses on strategic and operational planning, marketing, managed care arrangements and other major issues facing the clinic.

         The physician groups offer a wide range of primary and specialty physician care and ancillary services. Approximately 53% of PhyCor's affiliated physicians are primary care providers. The primary care physicians are those in family practice, general internal medicine, obstetrics, pediatrics and emergency and urgent care. PhyCor works closely with its affiliated physician groups to recruit new physicians and merge sole practices or single specialty groups, especially primary care groups, into the clinics' physician groups. Substantially all of the physicians practicing in the clinics are certified or eligible to be certified by applicable specialty boards.

         PhyCor established its presence in the IPA management business in 1995 and believes that a significant opportunity exists to develop and manage IPAs. IPAs consolidate independent physicians by providing general organizational structure and management to the physician network. IPAs provide or contract for medical management services to assist physician networks in obtaining and servicing managed care contracts and enable previously unaffiliated physicians to assume and more effectively manage capitated risk.

         Additional information concerning PhyCor is included in the reports, proxy statements and other information of PhyCor filed with the Commission which are incorporated by reference in this Prospectus-Proxy Statement. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

            COMPARISON OF RIGHTS OF CAREWISE AND PHYCOR SHAREHOLDERS

         PhyCor is incorporated in Tennessee and CareWise is incorporated in Delaware. If the Merger is consummated, holders of the shares of CareWise Capital Stock whose rights currently are governed by Delaware corporate law and the CareWise Certificate and the CareWise Bylaws will become holders of PhyCor Common Stock, and the rights of the former holders of CareWise Capital Stock will be governed by Tennessee law and the PhyCor Restated Charter (the "PhyCor Charter") and Amended Bylaws (the "PhyCor Bylaws"). Set forth below is a summary comparison of the rights of a PhyCor shareholder under Tennessee law, the PhyCor Charter and PhyCor Bylaws, on the one hand, and the rights of a CareWise stockholder under Delaware law, the CareWise Certificate and CareWise Bylaws, on the other hand. The information set forth below is qualified in its entirety by reference to the Tennessee Business Corporation Act ("TBCA"), the PhyCor Charter, the PhyCor Bylaws, the DGCL, the CareWise Certificate and the CareWise Bylaws.

CLASSES AND SERIES OF CAPITAL STOCK

         CareWise. CareWise is authorized by the CareWise Certificate to issue up to 20,500,000 shares of capital stock, of which 15,000,000 shares are
designated CareWise Common Stock, par value $.001 per share,           of
which were outstanding and 5,500,000 shares are designated CareWise Preferred
Stock, par value $.001 per share,           of which are designated CareWise
Series C Convertible Preferred Stock,     of which were outstanding, 313,355 of
which are designated CareWise Series D Convertible Preferred Stock, of which were outstanding, 950,570 of which are designated CareWise Series E Convertible
Preferred Stock,     of which were outstanding, and 2,947,392 of which are
designated CareWise Series F Convertible Preferred Stock,         of which were
outstanding, all as of the Record Date. As of the Record Date, there also was an outstanding Warrant to purchase 736,848 shares of CareWise Series F Preferred Stock. In addition, there were outstanding options under the CareWise Option
Plan to purchase an additional        shares of CareWise Common Stock as of the
Record Date. An additional            shares of CareWise Common Stock are
reserved for future option grants under the CareWise Option Plan.

         PhyCor. PhyCor is authorized by the PhyCor Charter to issue up to 260,000,000 shares of capital stock, of which 250,000,000 shares are designated PhyCor Common Stock, no par value per share, and 10,000,000 shares are designated Preferred Stock, no par value per share ("PhyCor Preferred Stock"). As of December 31, 1997, there were approximately 64,530,000 shares of PhyCor Common Stock outstanding. In addition, there were outstanding options under PhyCor stock option plans to purchase an additional 13,476,000 shares of PhyCor Common Stock. An additional 2,386,000 shares of PhyCor Common Stock were reserved for future option grants under such plans. Furthermore, 7,909,000 shares are currently reserved for issuance upon conversion of the Debentures and subordinated convertible notes payable to affiliated physicians and physician groups, and 1,401,000 shares are reserved for issuance upon the exercise of outstanding warrants. The Board of Directors of PhyCor has the authority to issue the PhyCor Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions for each such series, without any further vote or action by the shareholders. As of December 31, 1997, there were no shares of PhyCor Preferred Stock issued and outstanding, and the Board of Directors of PhyCor has no present intention of issuing shares of PhyCor Preferred Stock.

SIZE AND ELECTION OF THE BOARD OF DIRECTORS

         CareWise. The CareWise Bylaws provide that the CareWise Board of Directors shall consist of not less than one (1) director and not more than seven (7) directors and that the size of the CareWise Board of Directors may be fixed by the directors then in office. Currently, there are six persons serving on the CareWise Board of Directors. The number of directors may be changed by amendment to the CareWise Bylaws. Directors of CareWise are elected by a plurality of votes cast at the annual meeting of CareWise stockholders. The CareWise Certificate provides that the CareWise stockholders have the right to cumulate votes in the election of Directors. Vacancies in the Board of Directors are filled by a majority of the remaining directors.

         PhyCor. The PhyCor Charter provides that the PhyCor Board of Directors shall consist of at least three (3) directors and not more than fifteen (15) directors and that the size of the PhyCor Board of Directors may be fixed by the directors then in office. Directors are divided into three classes with elections for one class of directors being held at each annual meeting of shareholders. Directors of PhyCor are elected by a plurality of votes cast at the annual meeting of shareholders. Vacancies in the Board of Directors and newly created directorships resulting from any increase in the authorized number of directors are filled by a majority of directors then in office or the shareholders. The PhyCor Bylaws also provide for the election of a maximum of three Advisory Directors by a majority of the Board of Directors. Such Advisory Directors, who are to assist the Board of Directors in its conduct of the affairs of PhyCor, hold office for such term as determined by the Board of Directors.

REMOVAL OF DIRECTORS

         CareWise. The CareWise Bylaws provide that a director may be removed, with or without cause, by a vote of the holders of a majority of the shares of CareWise Capital Stock then entitled to vote on the election of directors at a meeting of CareWise stockholders called expressly for that purpose.

         PhyCor. The PhyCor Bylaws provide that a director may be removed only for cause at a shareholders meeting called for the purpose of removing a director if the number of votes cast to remove a director exceed the number of votes cast not to remove such director.

CONVERSION AND DISSOLUTION

         CareWise. The CareWise Common Stock has no conversion features. The CareWise Series C Convertible Preferred Stock, the CareWise Series D Convertible Preferred Stock, the CareWise Series E Convertible Preferred Stock and the CareWise Series F Convertible Preferred Stock are convertible into shares of CareWise Common Stock according to the terms and at the prices set forth in the CareWise Certificate and are also entitled to preferential payments in the event of a dissolution or similar event as set forth in the CareWise Certificate.

         PhyCor. The PhyCor Common Stock has no conversion features. The PhyCor Charter authorizes 10,000,000 shares of PhyCor Preferred Stock, no par value per share, and provides that such shares of PhyCor Preferred Stock may have such voting powers, preferences and other special rights (including, without limitation, the right to convert the shares of such PhyCor Preferred Stock into shares of PhyCor Common Stock) as shall be determined by the Board of Directors. The Board of Directors has designated 500,000 shares of PhyCor Preferred Stock as Series A Junior Participating Preferred Stock. PhyCor Preferred Stock is entitled to preferential payments in the event of dissolution of PhyCor.

AMENDMENT OR REPEAL OF THE CERTIFICATE OF INCORPORATION OR CHARTER

         CareWise. The DGCL requires approval of holders holding a majority of the CareWise Capital Stock entitled to vote thereon to amend or repeal the CareWise Certificate unless a different proportion is specified in the CareWise Certificate. The CareWise Certificate provides that the CareWise Certificate may not be amended without the approval of the holders of two-thirds of the outstanding shares of the CareWise Series C Convertible Preferred Stock, the CareWise Series D Convertible Preferred Stock, the CareWise Series E Convertible Preferred Stock and CareWise the Series F Convertible Preferred, acting together as a single class. The CareWise Certificate and the CareWise Bylaws provide that a majority of the CareWise Board of Directors or the holders of a majority of the outstanding shares of CareWise Capital Stock shall have the power to adopt, amend or repeal the Bylaws.

         PhyCor. With the exception of certain administrative amendments, the TBCA requires approval by holders of at least a majority of the outstanding shares entitled to vote thereon to repeal or amend the PhyCor Charter. The PhyCor Bylaws provide that a majority of the PhyCor Board of Directors or the holders of a majority of the outstanding shares of capital stock entitled to vote at a meeting may alter, amend or repeal the PhyCor Bylaws.

SPECIAL MEETINGS OF SHAREHOLDERS

         CareWise. The CareWise Bylaws provide that a special meeting of the CareWise stockholders may be called by the Chairman of the CareWise Board of Directors, the President of CareWise, the CareWise Board of Directors or the holders of not less than a majority of all outstanding shares CareWise Capital Stock of the corporation entitled to vote at such meeting.

         PhyCor. The PhyCor Bylaws provide that a special meeting of the PhyCor shareholders may be called by a majority of the Board of Directors or by the holders of at least 10% of the outstanding shares of capital stock of PhyCor entitled to vote on any issue proposed to be considered at the proposed special meeting.

LIABILITY OF DIRECTORS

         CareWise. The CareWise Certificate provides that, to the full extent provided by the DGCL, the directors of CareWise shall not be liable to CareWise or the CareWise stockholders for monetary damages for breach of fiduciary duty as a director, except for any breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation or law, for liability under Section 174 of the DGCL (relating to certain unlawful dividends, stock repurchases or stock redemptions), or for any transaction from which the director derived any improper personal benefit. These provisions do not eliminate a director's duty of care and do not affect the availability of equitable remedies such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. Moreover, these provisions do not apply to claims against a director for violation of certain laws, including Federal securities laws.

         PhyCor. The PhyCor Charter provides that directors of PhyCor shall not be personally liable to PhyCor or its shareholders for monetary damages for any breach of fiduciary duty by such director as a director. A director shall be liable to the extent provided by applicable law for breach of the director's duty of loyalty to PhyCor or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct, or for liability pursuant to the TBCA relating to unlawful distributions.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         CareWise. The CareWise Bylaws provide that CareWise will indemnify and hold harmless to the full extent permitted by the DGCL against all expense, liability and loss actually incurred by each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any actual or threatened proceeding by reason of the fact that he or she is or was a director or officer of the corporation or that, being such a director or officer or an employee of the corporation, he or she is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise. The right to indemnification includes the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition.

         PhyCor. The PhyCor Charter provides that PhyCor will indemnify and upon request shall advance expenses to, any person who was, or is a party to, or is threatened to be made a party to, any such action because such person is or was a director, officer or employee of PhyCor or is or was serving at the request of PhyCor as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise. This indemnification is subject to the limitations stated above.

CHANGE OF CONTROL

         CareWise. Delaware has enacted a business combination statute that is contained in Section 203 of the DGCL providing that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") may not engage in certain "business combinations" with the target corporation for a period of three years following the time the person became an interested stockholder, unless (i) prior to such time the board of directors of the corporation has approved either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder.

         For purposes of determining whether a person is the "owner" of 15% or more of a corporation's voting stock for purposes of Section 203, ownership is defined broadly to include the right, directly or indirectly, to acquire the stock or to control the voting or disposition of the stock. A business combination is also defined broadly to include (i) mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder, (ii) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (iii) certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by the interested stockholder, and (iv) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits.

         These restrictions placed on interested stockholders by Section 203 do not apply under certain circumstances, including, but not limited to, the following: (i) if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or
(ii) if the corporation, by action of its stockholders, adopts an amendment to its bylaws or certificate of incorporation expressly electing not to be governed by Section 203, provided that such an amendment is approved by the affirmative vote of not less than a majority of the outstanding shares entitled to vote and that such an amendment will not be effective until 12 months after its adoption (except for limited circumstances where effectiveness will occur immediately) and will not apply to any business combination with a person who became an interested stockholder at or prior to such adoption. The Company has not elected to take itself outside of the coverage of Section 203.

         PhyCor. The Tennessee Business Combination Act (the "Combination Act") provides that any corporation to which the Combination Act applies, including PhyCor, shall not engage in any "business combination", as defined in the Combination Act, with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder unless, prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder.

         "Interested shareholder" is defined in the Combination Act as any person that is (a) the beneficial owner of 10% or more of the voting power of any class or series of stock of the corporation or (b) is an affiliate and at any time within the five-year period immediately prior to the date in question was the beneficial owner of 10% or more of the voting power of any class of series of stock of the corporation.

         The Tennessee Control Share Acquisition Act (the "Acquisition Act") prohibits certain shareholders from exercising in excess of 20% of the voting power in a corporation acquired in a "control share acquisition", as defined in the Acquisition Act, unless such voting rights have been previously approved by the disinterested shareholders of the corporation. The Acquisition Act does not apply to PhyCor presently, because PhyCor has not elected to be covered by such act. No assurance can be given that such an election, which must be expressed in the form of a charter or bylaw provision, will be made by PhyCor.

         The Tennessee Greenmail Act prohibits PhyCor from purchasing or agreeing to purchase any of its securities at a price in excess of fair market value from a holder of 3% or more of any class of such securities who has beneficially owned such securities for less than two years, unless such purchase has been approved by the affirmative vote of a majority of the outstanding shares of such class of voting stock issued by PhyCor or PhyCor makes an offer of at least equal value per share to all holders of shares of such class.

SHAREHOLDER RIGHTS AGREEMENT

         In February 1994, the Board of Directors of PhyCor declared a dividend distribution of one right (a "PhyCor Right") for each share of PhyCor Common Stock. Each Right entitles the holder to purchase from PhyCor one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $150 per one-hundredth of a share, as adjusted. The PhyCor Rights are not initially exercisable, but will become exercisable upon the acquisition by any person of, or the announcement of the intention of any person to commence a tender or exchange offer upon the successful consummation of which such person would be the beneficial owner of, 15% or more of the shares of PhyCor Common Stock then outstanding, without the prior approval of PhyCor's Board of Directors. The PhyCor Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of PhyCor to treat each Shareholder on a fair and equal basis.

                                     EXPERTS

         The consolidated financial statements of PhyCor as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the Prospectus - Proxy Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of CareWise as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the Prospectus - Proxy Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the shares of PhyCor Common Stock to be issued to the stockholders of CareWise pursuant to the Merger will be passed upon by Waller Lansden Dortch & Davis, A Professional Limited Liability Company. The federal income tax treatment of the Merger will be passed upon by Perkins Coie LLP.

                             ADDITIONAL INFORMATION

         The Board of Directors of CareWise does not know of any matter to be brought before the Special Meeting other than described in the Notice of Special Meeting accompanying this Prospectus-Proxy Statement. If any other matter comes before the Special Meeting, it is the intention of the persons named in the accompanying proxy to vote the proxy in accordance with their best judgment with respect to such other matter.

                 INDEX TO FINANCIAL STATEMENTS OF CAREWISE, INC.

FINANCIAL STATEMENTS OF CAREWISE, INC.
     Independent Auditors' Report......................................  F-2
     Balance Sheets....................................................  F-3
     Statements of Operations..........................................  F-5
     Statements of Stockholders' Equity (Deficit)......................  F-6
     Statements of Cash Flows..........................................  F-7
     Notes to the Financial Statements.................................  F-9

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
CareWise, Inc.:

We have audited the accompanying balance sheets of CareWise, Inc. as of December 31, 1995 and 1996 and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CareWise, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                       /s/ KPMG Peat Marwick LLP


Seattle, Washington
January 14, 1998

                                 CAREWISE, INC.

                                 BALANCE SHEETS

    December 31, 1995 and 1996 (audited) and September 30, 1997 (unaudited)

---------------------------------------------------------------- --------------------------------- ------------------
                                                                           December 31
                                                                 ---------------------------------   September 30,
                            Assets                                     1995             1996             1997
---------------------------------------------------------------- ----------------- --------------- ------------------
                                                                                                      (unaudited)
Current assets:

   Cash                                                              $  3,149,771       5,638,631      6,478,050

   Accounts receivable, net of allowance for doubtful accounts of
      $78,000 at December 31, 1995, $112,365 at December 31,
      1996 and $151,616 at September 30, 1997 (unaudited)                 178,296       1,054,748      1,222,379

   Employee note receivable                                                     -          20,000         10,000

   Inventories                                                            383,179         348,931        161,071

   Prepaid expenses and other current assets                              330,969       1,074,043      1,100,120

                                                                 ----------------- --------------- ------------------
      Total current assets                                              4,042,215       8,136,353      8,971,620


Furniture, fixtures and equipment, net of accumulated
    depreciation and amortization of $345,524 at December 31,
    1995, $797,043 at December 31, 1996 and $1,167,252 at
    September 30, 1997 (unaudited)                                      1,177,524       1,404,564      2,189,068


Deposits                                                                   52,870          55,545         56,423


Restricted cash                                                           275,000               -              -
---------------------------------------------------------------- ----------------- --------------- ------------------
                                                                     $  5,547,609       9,596,462     11,217,111
---------------------------------------------------------------- ----------------- --------------- ------------------

See accompanying notes to financial statements.

                                 CAREWISE, INC.

    December 31, 1995 and 1996 (audited) and September 30, 1997 (unaudited)

------------------------------------------------------------------- ---------------------------------- -------------------
                                                                               December 31
                                                                    ----------------------------------   September 30,
               Liabilities and Stockholders' Equity                       1995              1996              1997
------------------------------------------------------------------- ------------------ --------------- -------------------
                                                                                                          (unaudited)
Current liabilities:
   Accounts payable                                                 $         596,350         487,290            383,222
   Accrued wages                                                              109,848         394,340            295,092
   Accrued contract service costs                                             386,490        -                  -
   Other accrued liabilities                                                  323,103         431,650            632,489
   Convertible debenture                                                      152,134        -
   Current portion of long-term debt and capital lease obligations            914,518         301,533            561,439
   Deferred revenue                                                           201,415       1,980,752          3,352,839
                                                                    ------------------ --------------- -------------------
                                   Total current liabilities                2,683,858       3,595,565          5,225,081
                                                                    ------------------ --------------- -------------------

Capital lease obligations                                                     803,419         356,207            729,178
Software development obligation                                             1,965,856        -                  -

Stockholders' equity:
   Convertible preferred stock, $.001 par value.
      Authorized 5,500,000 shares; issued and
      outstanding 2,453,476, 4,470,597 and 4,470,597
      shares in 1995, 1996 and September 30, 1997
      (unaudited) (liquidation preference $19,032,945)                          2,454           4,471              4,471
   Common stock, $.001 par value. Authorized
      15,000,000 shares; issued and outstanding
      2,570,261, 2,781,060 and 2,885,893 shares in 1995,
      1996 and September 30, 1997 (unaudited)                                   2,570           2,781              2,886
   Additional paid-in capital                                              13,488,424      22,930,130         22,955,518
   Accumulated deficit                                                    (13,398,972)    (17,292,692)       (17,700,023)
                                                                    ------------------ --------------- -------------------
                                  Total stockholders' equity                   94,476       5,644,690          5,262,852
------------------------------------------------------------------- ------------------ --------------- -------------------
                                                                    $       5,547,609       9,596,462         11,217,111
------------------------------------------------------------------- ------------------ --------------- -------------------

See accompanying notes to financial statements.

                                 CAREWISE, INC.

                            STATEMENTS OF OPERATIONS

             Years ended December 31, 1994, 1995 and 1996 (audited) and the nine months ended September 30, 1996 and 1997 (unaudited)


---------------------------------------- ------------------------------------------------ ---------------------------
                                                                                              Nine months ended
                                                     Year ended December 31                     September 30,
                                         ------------------------------------------------ ---------------------------
                                               1994             1995           1996           1996          1997
---------------------------------------- ----------------- --------------- -------------- -------------- ------------
                                                                                                 (unaudited)
Service revenue                          $      6,863,457       6,902,808     9,175,114        6,363,516   10,714,603
                                         ----------------  --------------  ------------   -------------- ------------
Operating expenses:
    Direct service costs                        3,975,605       3,591,062     6,194,231        4,062,418    6,859,304
    AT&T per capita fee                                 -         119,132       652,624          438,544       -
    Sales and marketing                           922,095       1,665,697     2,802,258        2,057,090    1,718,046
    General and administrative                  1,595,477       1,717,998     2,584,674        1,842,820    2,003,947
    Product development                         3,379,200        -              418,321          345,707      621,692
    Provision for excess contract
       service costs                            -               1,308,778        -               -             -
    Write-off of goodwill                       -                 556,335        -               -             -
                                         ----------------  --------------  ------------   -------------- ------------
         Total operating expenses               9,872,377       8,959,002    12,652,108        8,746,579   11,202,989
                                         ----------------  --------------  ------------   -------------- ------------
         Operating loss                        (3,008,920)     (2,056,194)   (3,476,994)       2,383,063     (488,386)
                                         ----------------  --------------  ------------   -------------- ------------
Other income (expense):
     Interest income                               21,388          54,883       155,292           80,408      211,863
     Interest expense                            (314,776)       (645,004)     (572,018)        (440,759)    (130,808)
                                         ----------------  --------------  ------------   -------------- ------------
                                                 (293,388)       (590,121)     (416,726)        (360,351)      81,055
                                         ----------------  --------------  ------------   -------------- ------------
         Net loss                        $     (3,302,308)     (2,646,315)   (3,893,720)      (2,743,414)    (407,331)
                                         ----------------  --------------  ------------   -------------- ------------

    Net loss per share                   $          (1.61)          (1.06)        (1.50)           (1.07)       (0.15)
    Weighted average common shares
      outstanding                               2,053,328       2,507,112     2,589,985        2,575,412    2,668,422
---------------------------------------- ----------------  --------------  ------------   -------------- ------------


See accompanying notes to financial statements.

                                 CAREWISE, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

             Years ended December 31, 1994, 1995 and 1996 (audited)
            and the nine months ended September 30, 1997 (unaudited)


-------------------------------------- ----------------------- -------------------------- ------------ --------------- ------------
                                                                                                                          Total
                                            Convertible                                   Additional                  shareholders'
                                          preferred stock            Common stock           paid-in     Accumulated       equity
                                         Shares      Amount       Shares       Amount       capital       deficit       (deficit)
-------------------------------------- ------------ ---------- ------------- ------------ ------------ --------------- ------------
Balances at December 31, 1993            1,369,344    $ 1,370     1,552,403      $ 1,552    7,851,413     (7,450,349)       403,986
Purchase of Acamedica, Inc.                 -           -           442,119          442      132,194        -              132,636
Subsequent shares issued related to         -           -           203,136          203       60,738        -               60,941
     purchase of Acamedica, Inc.
Sale of Series D convertible               133,562        133       -            -            389,867        -              390,000
     preferred  stock, net
Exercise of common stock options            -           -           237,104          237       79,346        -               79,583
Net loss                                    -           -           -             -            -          (3,302,308)    (3,302,308)
                                     ----------------------------------------------------------------------------------------------
Balances at December 31, 1994            1,502,906      1,503     2,434,762        2,434    8,513,558    (10,752,657)    (2,235,162)
Subsequent shares issued related to        -            -            73,969           74       22,117        -               22,191
     purchase of Acamedica, Inc.
Sale of Series E convertible               950,570        951       -             -         4,937,850        -            4,938,801
     preferred stock, net
Exercise of common stock options            -           -            61,530           62       14,899        -               14,961

Net loss                                    -           -           -             -            -          (2,646,315)    (2,646,315)
                                     ----------------------------------------------------------------------------------------------
Balances at December 31, 1995            2,453,476      2,454     2,570,261        2,570   13,488,424    (13,398,972)        94,476
Sale of Series F convertible             2,017,121      2,017       -             -         8,830,677        -            8,832,694
      preferred stock, net
Sale of preferred stock warrants            -           -           -             -           500,000        -              500,000
Exercise of common stock options            -           -            10,799           11        3,229        -                3,240
Shares issued in buy-out of AT&T            -           -           200,000          200      107,800        -              108,000
     agreement
Net loss                                    -           -           -             -            -          (3,893,720)    (3,893,720)
                                     ----------------------------------------------------------------------------------------------
Balances at December 31, 1996            4,470,597      4,471     2,781,060        2,781   22,930,130    (17,292,692)     5,644,690
Exercise of common stock options
     (unaudited)                            -           -           104,833          105       25,388        -               25,493
Net loss (unaudited)                        -           -           -             -            -            (407,331)      (407,331)
                                     ----------------------------------------------------------------------------------------------
Balances at September 30, 1997
     (unaudited)                         4,470,597    $ 4,471     2,885,893      $ 2,886   22,955,518     17,700,023      5,262,852
                                     ----------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

                                 CAREWISE, INC.

                             STATEMENT OF CASH FLOWS

           Years ended December 31, 1994, 1995 and 1996 (audited) and the nine months ended September 30, 1996 and 1997 (unaudited)

------------------------------------------ ---------------------------------------------- -------------------------------
                                                                                                Nine months ended
                                                      Year ended December 31,                     September 30,
                                           ---------------------------------------------- -------------------------------
                                                1994            1995           1996            1996            1997
                                           --------------  --------------  -------------- ---------------- --------------
                                                                                                   (unaudited)
Cash flows from operating activities
    Net loss                               $   (3,302,308)     (2,646,315)    (3,893,720)       (2,743,414)      (407,331)
    Adjustments to reconcile net loss to
       net cash used in operating
       activities:
      Depreciation and amortization               187,697         275,085        459,216           256,375        443,514
      Software development obligation           3,180,000        --             --                 --              --
      Write-off of goodwill                      --               556,335       --                 --              --
      Provision for excess contract
         service costs                           --             1,308,778       --                 --              --
      Amortization of excess contract
         service costs                           (922,288)       (386,490)      --                 --              --
      Other                                         9,074          45,554       --                 --              --
      Change in operating assets and
         liabilities:
        Accounts receivable                      (187,741)        452,283       (876,452)         (627,672)      (167,631)
        Inventories                               279,006        (304,777)        34,248           149,714        187,860
        Prepaid expenses and deposits             (20,595)       (261,838)      (745,749)         (299,656)       (26,955)
        Employee note receivable                 --              --              (20,000)          --              10,000
        Deferred revenue                         (204,290)       (138,708)     1,779,337         1,657,163      1,372,087
        Accounts payable and accrued
           liabilities                           (281,204)        457,783        283,979          (48,538)        (2,477)
                                           --------------  --------------  -------------  ---------------- --------------
        Net cash provided by (used in)
           operating activities                  (340,361)     (1,178,108)    (3,365,631)       (1,656,028)     1,409,067
                                           --------------  --------------  -------------  ---------------- --------------
Cash flows from investing activities:
    Collection of notes receivable                226,181        --             --                --              --
    Furniture, fixtures and equipment
      additions                                   (44,440)        (85,195)      (326,048)         (180,066)      (231,270)
    Acquisition costs associated with
      purchase of Acamedica, Inc.                 (59,070)       --             --                --              --
    Restricted cash                              (275,000)       --              275,000          --              --
                                           --------------  --------------- -------------  ---------------- --------------
      Net cash used in investing
        activities                               (152,329)        (85,195)       (51,048)         (180,066)      (231,270)
                                           --------------  --------------- -------------  ---------------- --------------
      Subtotal, carried forward                  (492,690      (1,263,303)    (3,416,679)       (1,836,094)     1,177,797
                                           --------------  --------------- -------------  ---------------- --------------


See accompanying notes to financial statements.

                                 CAREWISE, INC.

           Years ended December 31, 1994, 1995 and 1996 (audited) and the nine months ended September 30, 1996 and 1997 (unaudited)

----------------------------------------- -------------- ----------------- --------------- ------------------------------
                                                                                                 Nine months ended
                                                      Year ended December 31,                      September 30,
                                          ------------------------------------------------ ------------------------------
                                              1994             1995             1996            1996           1997
                                          -------------- ----------------- --------------- --------------- --------------
                                                                                                   (unaudited)
    Subtotal, brought forward             $    (492,690)       (1,263,303)     (3,416,679)      (1,836,094)     1,177,797
                                          -------------- ----------------- --------------- ------------------------------
Cash flows form financing activities:
    Proceeds from long-term obligations          25,145         1,011,000              --               --             --
    Principal payments on long-term
       obligations                             (445,020)         (948,642)     (3,430,395)        (791,738)      (363,871)
    Proceeds from sales of convertible
       preferred stock, net of issuance         390,000         3,927,801       8,832,694        8,832,694             --
       costs
    Proceeds from sale of preferred
       stock warrants                                --                --         500,000          500,000             --
    Proceeds from exercise of common
       stock options                             79,583            14,961           3,240              450         25,493
                                          -------------- ----------------- --------------- --------------- --------------
      Net cash provided by financing
         activities                              49,708         4,005,120       5,905,539        8,541,406       (338,378)
                                          -------------- ----------------- --------------- --------------- --------------
      Net increase (decrease) in cash          (442,982)        2,741,817       2,488,860        6,705,312        839,419
    Cash at beginning of period                 850,936           407,954       3,149,771        3,149,771      5,638,631
                                          -------------- ----------------- --------------- --------------- --------------
    Cash at end of period                 $     407,954         3,149,771       5,638,631        9,855,083      6,478,050
                                          -------------- ----------------- --------------- --------------- --------------
    Supplemental disclosures of cash
       flow information - cash paid
       during the period for interest     $     314,772           645,004         572,018          440,759        130,808
                                          -------------- ----------------- --------------- --------------- --------------
    Supplemental schedule of noncash
       investing and financing
       activities:
      Furniture, fixtures and equipment
         acquired through capital lease
         obligations                      $     791,057           551,535         360,207          360,207        966,748
      Acquisition of Acamedica, Inc.            545,622                --              --               --             --
      Conversion of notes payable to
         stockholders to Series E
         convertible preferred stock                 --         1,011,000              --               --             --
      Common stock issued to AT&T in
         consideration for contract
         termination                                 --               --          108,000               --             --
----------------------------------------- -------------- ----------------- --------------- --------------- --------------

See accompanying notes to financial statements.

                                 CAREWISE, INC.

                          NOTES TO FINANCIAL STATEMENTS

                        December 31, 1994, 1995 and 1996

(1)      DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)      DESCRIPTION OF BUSINESS

         CareWise, Inc. (Company) provides health care cost containment services to employee and retirement groups throughout the United States. The Company currently has three sales offices across the United States. The Company's headquarters are in Seattle.

         (B)      FURNITURE, FIXTURES AND EQUIPMENT

         Owned furniture, fixtures and equipment are stated at cost. Furniture and equipment held under capital leases are stated at the present value of minimum lease payments at the inception of the lease. Depreciation and amortization are provided using the straight-line method over the five-year estimated useful lives of the related assets, or the lease term, if shorter.

         For long-lived assets, including furniture, fixtures and equipment, the Company evaluates the carrying value of the assets by comparing the estimated future undiscounted cash flows to be generated from the use of the assets and their eventual disposition with the assets' reported net book values. The carrying values of assets are evaluated for impairment when events or changes in circumstances occur which may indicate the carrying amount of the assets may not be recoverable.

         (C)      INVENTORIES

         Inventories consist of customer support materials which are stated at the lower of cost using the first-in, first-out method or market (net realizable value).

         (D)      GOODWILL

         Goodwill is recorded for the excess of cost over the fair value of net assets acquired in business combinations. The Company periodically reviews goodwill to assess recoverability. Impairments would be recognized in the statement of operations if an impairment were determined to be other than temporary. Recoverability of goodwill is determined based on undiscounted future operating cash flows from the related business unit or activity. The amount of impairment, if any, is measured based on discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. See note 2.

         (E)      REVENUE RECOGNITION AND DEFERRED REVENUE

         Revenue is recognized in the period services are provided on a per-member per-month basis. Deferred revenue represents advance payment of the last month's contract fees and revenue received for books and other supplies used by customers to implement the Company's programs. Advance payments are recognized in the month services are provided. Deferred revenue on books and other supplies is amortized using the straight-line method over the life of the contract, which is usually twelve months.

         (F)      INCOME TAXES

         Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

         Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

         (G)      PRODUCT DEVELOPMENT

         Product development costs are expensed as incurred and represent the costs incurred to develop new product offerings or to make significant modifications to currently existing products.

         (H)      STOCK BASED COMPENSATION

         The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, in 1997. This statement permits a company to choose either a new fair-value-based method or the Accounting Principles Board Opinion
         (APB) No. 25 intrinsic-value based method of accounting for stock-based compensation arrangements. SFAS No. 123 requires pro forma disclosures of net earnings and earnings per share computed as if the fair-value-based method had been applied in financial statements of companies that continue to account for such arrangements under APB Opinion No. 25. The Company has chosen to continue to apply the measurement provisions of APB Opinion No. 25.

         (I)      NET LOSS PER SHARE

         Net loss per weighted average common share is calculated based on the weighted average number of outstanding common shares and dilutive common share equivalents. Common share equivalents include unexercised employee stock options. Common share equivalents have been excluded for all periods as they are antidilutive.

         (J)      FISCAL YEAR-END

         The Company changed its fiscal year-end from December 31 to March 31 effective March 31, 1997.

         (K)      USE OF ESTIMATES

         Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (L)      UNAUDITED INTERIM FINANCIAL STATEMENTS

         In the opinion of the Company's management, the September 30, 1996 and 1997 unaudited interim financial statements include all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation.

(2)      ACQUISITION OF ACAMEDICA, INC. (ACAMEDICA)

         On March 25, 1994, the Company acquired all of the issued and outstanding stock of Acamedica, acquiring net liabilities totaling $352,045 in exchange for 442,119 shares of the Company's common stock valued at $.30 per share and other acquisition costs totaling $59,070 for a total purchase price of $543,751. The plan of merger also called for up to an additional 442,119 shares of common stock to be issued to the shareholders of Acamedica based on achievement of certain performance criteria through fiscal year 1995. During 1994 and 1995, 203,136 and 73,969 shares, respectively, were issued under these criteria.

         The acquisition was accounted for as a purchase business combination and the assets and liabilities of Acamedica were recorded at their estimated fair value at the date of acquisition. There were no separate identifiable intangibles at the time of the acquisition and goodwill of $626,883 was recognized and was amortized over 15 years. The financial statements include the results of operations of Acamedica from the date of acquisition.

         The remaining unamortized goodwill of $556,335 related to this acquisition was written off in 1995 as certain significant factors expected to generate future service revenue for the Company as a result of the merger did not materialize.

(3)      EMPLOYEE NOTE RECEIVABLE

         The employee note receivable at December 31, 1996 is noninterest bearing and due on demand from an officer of the Company.

(4)      LEASES

         The Company leases office furniture and equipment under capital leases expiring over the next five years and leases office space and equipment under operating leases expiring over the next four years. The present value of future minimum capital lease obligations and future minimum lease payments under noncancelable operating leases and related sublease income as of December 31, 1996 are as follows:

                                                    Capital leases   Operating leases    Sublease income
                                                   ----------------- ------------------ ------------------
Year ending December 31:
1997                                                   $381,723        $  617,239           $ 90,265
1998                                                    323,036           585,092            112,390
1999                                                     59,366           555,575             84,292
2000                                                      8,390           428,105               --
2001                                                      5,356             --                  --
                                                   ----------------- ------------------ ------------------
                                                       $777,871        $2,186,011           $286,947
                                                                     ------------------ ------------------
Less amount representing interest                       120,131
                                                   -----------------
         Present value                                  657,740
Less current installments                               301,533
                                                   -----------------
                                                       $356,207
                                                   -----------------

         Total rent expense was $321,455, $324,658 and $487,851 for 1994, 1995 and 1996, respectively. Included in furniture, fixtures and equipment at 1995 and 1996 are $1,049,500 and $1,746,182, respectively, net of accumulated amortization of $310,875 and $593,758, respectively, of capitalized leased assets.

(5)      CONVERTIBLE DEBENTURE

         The convertible debenture plus accrued interest was paid in full during 1996.

(6)      LONG-TERM DEBT

         Included in the current portion of long-term debt and capital leases at December 31, 1995 is $54,621 related to an unsecured note payable to Acamedica bearing interest at 10%. The note was paid in full during 1996.

(7)      SHAREHOLDERS' EQUITY

         (A)      COMMON STOCK

         In August 1996, the Company amended its articles of incorporation to increase the number of authorized shares of common stock from 10,000,000 to 15,000,000.

         (B)      CONVERTIBLE PREFERRED STOCK

         In August 1996, the Company amended its articles of incorporation to increase the number of authorized shares of convertible preferred stock from 3,000,000 to 5,500,000.

         The Company has Series C, D, E and F preferred stock (Preferred Stock) that are convertible by the holder at any time into an equal number of shares of common stock. The Preferred Stock is mandatorily convertible into common stock upon the successful completion of a public offering of the Company's common stock with aggregate proceeds of at least $15,000,000 and a per share price of at least $9.00 or upon voluntary conversion of a majority of the originally issued shares of Preferred Stock.

         The shares of Series C (1,189,551), Series D (313,355), Series E (950,570) and Series F (2,017,121) preferred stock have preference in liquidation of $1.82, $2.92, $5.26 and $5.43 per share, respectively. The Preferred Stock has the same voting rights as common stock. Dividends on the Preferred Stock can be declared at the option of the Board of Directors.

         (C)      STOCK OPTION PLAN

         Under the Company's 1989 Stock Option Plan (Plan), as amended and restated, options may be designated as qualified or nonqualified at the discretion of the Board of Directors. Generally, the options may be exercised over a five-year period, 20% vesting one year from the date of grant and an additional 1.6667% vesting each month thereafter. All options expire ten years from the date of grant. Qualified options are exercisable at the fair market value of the stock at the date of grant and nonqualified options are exercisable at prices determined at the discretion of the Board of Directors. In 1996, the Plan was amended to increase the number of shares reserved to 2,278,642.

         As of December 31, 1996, 186,666 shares were available for future grant under the Plan.

         A summary of the Company's stock option plan as of December 31 is presented below:

                                                       1994                        1995                      1996
                                            ---------------------------- ------------------------- -------------------------
Stock options                                               Weighted-                 Weighted-                 Weighted-
                                                             average                  average                    average
                                                            exercise                  exercise                   exercise
                                               Shares         price       Shares        price        Shares        price
                                            ------------- -------------- ---------- -------------- ------------ ------------
Outstanding at beginning of year              558,417        $ 0.28        477,904      $ 0.25        603,250      $ 0.30
Granted                                       166,725          0.30        224,500        0.38        848,083        0.54
Exercised                                    (237,104)         0.34        (61,530)       0.24        (10,799)       0.30
Forfeited                                     (10,134)         0.36        (37,624)       0.31        (30,118)       0.49
                                            -------------                ----------                ------------
Outstanding at end of year                    477,904        $ 0.25        603,250      $ 0.30      1,410,416      $ 0.48
Options exercisable at year-end               195,993                      184,402                    491,550
Weighted-average fair value of options
     granted during the year                                              $   0.10                 $     0.10
                                                                         ----------                ------------

The following table summarizes information about stock options outstanding at December 31, 1996:

                                            Weighted-average
                          Number               remaining              Weighted-           Number          Weighted-
 Range of exercise    outstanding at      contractual life in          average         exercisable         average
      prices             12/31/96                 years            exercise price      at 12/31/96     exercise price
-------------------- ------------------ ------------------------ ------------------- --------------- -------------------
      $ 0.20              229,092                  6.1                 $ 0.20             226,884          $ 0.20
        0.30              268,125                  7.6                   0.30             210,975            0.30
    0.53 to 0.60          913,199                  9.5                   0.54              53,691            0.54


         The Company applies APB Opinion No. 25 and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for employee stock option awards granted at fair market value or more on the date of grant. Had compensation cost for the Company's stock option awards been determined consistent with SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                          1995                           1996
                             ----------------------------------------------------------
As reported                          $  2,646,315                      3,893,720
Pro forma                               2,648,021                      3,907,188

         The fair value of option grants is estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995 and 1996: dividend yield of 0%, expected volatility 0% and risk free interest rates of 6.6%. The expected lives are 4.5 years for 1995 grants and 3 years for 1996 grants.

         (D)      WARRANTS

         As of December 31, 1996, the Company had outstanding warrants, expiring September 30, 2001, to purchase 736,648 shares of Series F preferred stock which are fully exercisable at $5.43 per share.

(8)      MAJOR CUSTOMERS

         Approximately 19% in 1994, 38% in 1995 and 15%, 16% and 16% in 1996 of
         the Company's service revenues were earned from each of one, one and three customers, respectively.

         In addition, approximately 43% in 1994 and 27% in 1995 of the Company's service revenues were earned from another customer. In 1995, the Company entered into an agreement with this customer to provide services below the Company's direct service costs. The total estimated loss on the contract of $1,308,778 was provided for in 1995. Effective June 30, 1996, the agreement with this customer was terminated.

(9)      FEDERAL INCOME TAXES

         Federal income taxes for 1994, 1995 and 1996 differ from the amount computed by applying the U.S. corporate income tax rate of 34% to net loss primarily due to limitations on utilizing net operating losses.

         The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31 are presented below:

                                                                    1995               1996
                                                                 -----------       -----------
Deferred tax assets:
Allowance for doubtful accounts                                  $    26,538            38,204
Accrued expenses                                                      36,315            60,561
Accrued contract service costs                                       131,407                --
Deferred revenue, net                                                     --            88,606
Software development costs                                           975,715           733,971
Net operating loss carryforwards                                   2,776,848         4,339,831
Other                                                                     --            74,800
                                                                 -----------       -----------
                            Total gross deferred tax assets        3,946,823         5,335,973
Less valuation allowance                                           3,723,790         5,121,874
                                                                 -----------       -----------
                                  Total deferred tax assets          223,033           214,099
Deferred tax liabilities - depreciation                             (223,033)         (214,099)
                                                                 -----------       -----------
                                    Net deferred tax assets      $        --                --
                                                                 -----------       -----------

         The increase in the valuation allowance for deferred tax assets was $1,240,039, $138,262 and $1,398,084 in 1994, 1995 and 1996,
         respectively. At December 31, 1996, the Company had tax net operating loss carryforwards of approximately $12,700,000 available to offset future Federal taxable income, if any, which expire beginning in 2003. The use of approximately $7,300,000 of net operating losses may be limited due to a change in control under Section 382 of the Internal Revenue Code such that only approximately $484,000 of such limited losses can be utilized each year on a cumulative basis through 2011.

(10)     COMMITMENTS

         (A)      LICENSING AGREEMENT

         The Company has a licensing agreement expiring in March 1998 for a computer database and support. Future payments for services under this agreement are $368,000 at December 31, 1996. Expense related to this agreement amounted to $199,200 for each of the years 1994, 1995 and 1996.

         (B)      LEASING AGREEMENT

         In June 1994, the Company entered into an agreement with AT&T Systems Leasing Corporation (AT&T) whereby AT&T assisted in the development of a computer software program used by the Company as an integral part of its business and provided the Company with certain computer and telephone equipment and maintenance over the five-year lease term. The development of the computer software was expensed in 1994. The computer equipment was accounted for as a capital lease. In December 1996, the outstanding principal of the software obligation was paid in full.

         The agreement also called for additional payments based on the Company achieving a certain number of subscribers within specified periods. The payments were calculated based on the number of subscribers over 275,000 and included under AT&T per capita fee in the financial statements. The Company issued 200,000 shares of common stock to AT&T in December 1996 to eliminate the requirement for further per capita payments.

         The agreement had required a $275,000 deposit, which was recorded as restricted cash and was released upon payment of the software obligation.

         (C)      CLINICAL SERVICES

         In June 1994, the Company entered into a consulting agreement regarding certain clinical services. Future payments under this agreement are $125,000 at December 31, 1996. Expense related to this agreement amounted to zero, $175,000 and $237,500 for 1994, 1995 and, 1996, respectively.

(11)     SUBSEQUENT EVENT

         On December 22, 1997, the Company entered into an Agreement and Plan of Merger with PhyCor, Inc. ("PhyCor") under which PhyCor would acquire all of the capital stock of the Company in exchange for shares of PhyCor Common Stock. The Merger is expected to be accounted for as a pooling of interests.

================================================================================

                                                                         Annex A













                          AGREEMENT AND PLAN OF MERGER


                                     BETWEEN

                                  PHYCOR, INC.,

                           PHYCOR/HEALTH MERGER CORP.


                                       AND

                                 CAREWISE, INC.


                          DATED AS OF DECEMBER 22, 1997














================================================================================

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of December 22, 1997, between PhyCor, Inc., a Tennessee corporation ("PhyCor"), PhyCor/Health Merger Corp., a newly formed Delaware corporation and a wholly owned subsidiary of PhyCor ("Merger Sub"), and CareWise, Inc., a Delaware corporation ("CareWise").

                                    RECITALS

     A. The Boards of Directors of PhyCor and CareWise each have determined that a business combination between PhyCor and CareWise is in the best interests of their respective companies and stockholders and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits, and, accordingly, have agreed to effect the merger provided for herein upon the terms and subject to the conditions set forth herein.

         B. For federal income tax purposes, it is intended that the merger provided for herein shall qualify as a reorganization within the meaning of
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and for financial accounting purposes shall be accounted for as a pooling of interests.

         C. PhyCor, Merger Sub and CareWise desire to make certain representations, warranties and agreements in connection with the merger.

         NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                    ARTICLE 1

         1.   The Merger.

         1.1. The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into CareWise in accordance with this Agreement, and the separate corporate existence of Merger Sub shall thereupon cease (the "Merger"). CareWise shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"). The Merger shall have the effects specified in the Delaware General Corporation Law (the "DGCL").

         1.2. The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place (a) at the offices of Waller Lansden Dortch & Davis, A Professional Limited Liability Company, 2100 Nashville City Center, Nashville, Tennessee, at 10:00 a.m., local time, on the first business day immediately following the day on which the last to be fulfilled or waived of the conditions set forth in Article 8 shall be fulfilled or waived in accordance herewith or (b) at such other time, date or place as PhyCor and CareWise may agree. The parties hereto shall exercise good faith to cause each of the conditions to the Merger set forth in Article 8 to be satisfied on or prior to April 15, 1998. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

         1.3. Effective Time. If all the conditions to the Merger set forth in
Article 8 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 9, the parties hereto shall cause a Certificate of Merger meeting the requirements of Section 251 of the DGCL to be properly executed and filed in accordance with such Section on the Closing Date. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time which the parties hereto shall have agreed upon and designated in such filing as the effective time of the Merger (the "Effective Time").

                                    ARTICLE 2

         2.   Charter and Bylaws of the Surviving Corporation.

         2.1. Charter. The Charter of Merger Sub in effect immediately prior to the Effective Time shall be the Charter of the Surviving Corporation, until duly amended in accordance with applicable law.

         2.2. Bylaws. The Bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, until duly amended in accordance with applicable law.

                                    ARTICLE 3

         3.   Directors and Officers of the Surviving Corporation.

         3.1. Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable law.

         3.2. Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable law.

                                    ARTICLE 4

         4.   Effect of the Merger on Securities of Merger Sub and CareWise.

         4.1. Merger Sub Stock. At the Effective Time, each share of common stock, $.01 par value per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, $.001 par value per share, of the Surviving Corporation.

          4.2.  CareWise Securities.

                (a) At the Effective Time, (i) each share of common stock, $.001 par value per share (the "CareWise Common Stock"), and (ii) each share of preferred stock, $.001 par value per share (the "CareWise Preferred Stock") of CareWise issued and outstanding immediately prior to the Effective Time (other than the CareWise Appraisal Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive a number of shares, no par value per share, of PhyCor (the "PhyCor Common Stock") equal to the number of Aggregate Issuable PhyCor Shares divided by the number of Outstanding CareWise Shares (the "Exchange Ratio"). For purposes of this section, the capitalized terms shall have the following definitions:

                    (i) "Aggregate Issuable PhyCor Shares" shall mean the PhyCor Base Shares multiplied by a fraction, the numerator of which is the Outstanding CareWise Shares and the denominator of which is the sum of Outstanding CareWise Shares and the CareWise Appraisal Shares.

                    (ii) "PhyCor Base Shares" shall be 2,549,000 shares of PhyCor Common Stock, assuming that the Average Price (as defined below) is at or between $24.00 and $29.00 per share. If the Average Price is less than $24.00, then the number of PhyCor Base Shares shall be the quotient of 61,176,000 divided by the Average Price. If the Average Price is more than $29.00 per share, then the number of PhyCor Base Shares shall be the quotient of 73,921,000 divided by the Average Price.

                    (iii) The "Average Price" of PhyCor Common Stock shall mean the average of the daily closing prices of PhyCor Common Stock as traded on the Nasdaq National Market ("Nasdaq") (or such other exchange on which the shares of PhyCor Common Stock shall then be listed) for the ten (10) trading days immediately preceding the business day immediately preceding the Closing Date.

                    (iv) "Outstanding CareWise Shares" shall mean all of the shares of CareWise Common Stock and CareWise Preferred Stock issued and outstanding immediately prior to the Effective Time (including any shares which may have been issued upon exercise of currently outstanding options or warrants) less CareWise Appraisal Shares.

                    (v) "CareWise Appraisal Shares" shall mean outstanding shares of CareWise Common Stock or CareWise Preferred Stock, as the case may be, the holders of which have perfected their rights to appraisal of their shares under Section 262 of the DGCL.

                (b) Each share of PhyCor Common Stock issued to holders of CareWise Common Stock or CareWise Preferred Stock, as the case may be, in the Merger shall be issued together with one associated preferred stock purchase right (a "Right") in accordance with the Rights Agreement dated as of February 18, 1994, between PhyCor and First Union National Bank of North Carolina, as Rights

Agent. References herein to the shares of PhyCor Common Stock issuable in the Merger shall be deemed to include the associated Rights.

                  (c) As a result of the Merger and without any action on the part of the holder thereof, at the Effective Time all shares of CareWise Common Stock and CareWise Preferred Stock shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and each holder of shares of CareWise Common Stock or CareWise Preferred Stock, as the case may be, shall thereafter cease to have any rights with respect to such shares of CareWise Common Stock or CareWise Preferred Stock, as the case may be, except the right to receive, without interest, the PhyCor Common Stock and cash for fractional shares of PhyCor Common Stock in accordance with Sections 4.3(b) and 4.3(e) upon the surrender of a certificate representing such shares of CareWise Common Stock or CareWise Preferred Stock, as the case may be (a "Certificate").

                  (d) Each share of CareWise Common Stock issued and held in CareWise's treasury at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be cancelled and retired without payment of any consideration therefor.

                  (e) At the Effective Time, each outstanding option to purchase CareWise Common Stock (each an "Option") issued pursuant to the CareWise Amended and Restated 1989 Stock Option Plan (the "CareWise Option Plan"), whether vested or unvested, shall convert into an Option (a "Replacement Option") to acquire, except as set forth below, on the same terms and conditions as were applicable under such replaced Option prior to the Effective Time, the number of shares of PhyCor Common Stock (rounded up to the nearest whole number except in the case of incentive stock options in which case the number will be rounded down to the nearest whole number) equal to the product of the Exchange Ratio and the number of shares of CareWise Common Stock subject to such Option, at a price per share equal (rounded up to the nearest $0.001)to the aggregate exercise price for the shares of CareWise Common Stock subject to such Option divided by the number of full shares of PhyCor Common Stock deemed to be purchasable pursuant to such Replacement Option; provided, however, that in no event shall the terms of any Replacement Option give the employee additional benefits that he or she did not have under the original Option and provided further that the Replacement Option shall contain such terms that are necessary for it to be a substitution for a new option in a transaction to which Section 424(a) of the Code applies. Notwithstanding the foregoing, any and all Replacement Options shall be fully vested whether or not the vesting requirements set forth in the Option agreement have been satisfied. Following the Effective Time, upon surrender of the outstanding Options, PhyCor shall deliver to the holders of Options appropriate option agreements representing the Replacement Options.

                  (f) If any options, rights or warrants to purchase or securities convertible or exchangeable into shares of any class of capital stock of CareWise shall remain outstanding at the Effective Time, whether vested or unvested, the number of PhyCor Base Shares shall be reduced by the nearest whole number of shares of PhyCor Common Stock issuable in the aggregate upon the exercise, conversion or exchange of all such outstanding securities. From and after the date of this Agreement, except as provided in Section 7.2(a)(v), no additional options shall be granted by CareWise or its Subsidiaries (as defined in Section
10.14 hereof).

         4.3      Exchange of Certificates Representing CareWise Common Stock.

                  (a) As of the Effective Time, PhyCor shall deposit, or shall cause to be deposited, with PhyCor's Transfer Agent, or with such other party reasonably satisfactory to CareWise (the "Exchange Agent"), for the benefit of the holders of shares of CareWise Common Stock and CareWise Preferred Stock for exchange in accordance with this Article 4, certificates representing the shares of PhyCor Common Stock and the cash in lieu of fractional shares (such cash and certificates for shares of PhyCor Common Stock, together with any dividends or distributions with respect thereto (relating to record dates for such dividends or distributions after the Effective Time), being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section 4.2 and paid pursuant to this
Section 4.3 in exchange for outstanding shares of CareWise Common Stock and CareWise Preferred Stock.

                  (b) Promptly after the Effective Time, PhyCor shall cause the Exchange Agent to mail to each holder of record of shares of CareWise Common Stock and CareWise Preferred Stock (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to such shares of CareWise Common Stock or CareWise Preferred Stock, as the case may be, shall pass, only upon delivery of the Certificates representing such shares to the Exchange Agent and which shall be in such form and have such other provisions as PhyCor may reasonably specify and (ii) instructions for use in effecting the surrender of such Certificates in exchange for certificates representing shares of PhyCor Common Stock or CareWise Preferred Stock, as the case may be, and cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of the shares represented by such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of PhyCor Common Stock and (y) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article 4, after giving effect to any required withholding tax, and the shares represented by the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of shares of CareWise Common Stock or CareWise Preferred Stock, as the case may be. In the event of a transfer of ownership of CareWise Common Stock or CareWise Preferred Stock, as the case may be, which is not registered in the transfer records of CareWise, a certificate representing the proper number of shares of PhyCor Common Stock, together with a check for the cash to be paid in lieu of fractional shares, may be issued to such a transferee if the Certificate representing such CareWise Common Stock or




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

CareWise Preferred Stock, as the case may be, is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

                  (c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared after the Effective Time on PhyCor Common Stock shall be paid with respect to any shares of CareWise Common Stock or CareWise Preferred Stock, as the case may be, represented by a Certificate until such Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of PhyCor Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of PhyCor Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of PhyCor Common Stock, less the amount of any withholding taxes which may be required thereon.

                  (d) At or after the Effective Time, there shall be no transfers on the stock transfer books of CareWise of the shares of CareWise Common Stock or CareWise Preferred Stock, as the case may be, which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for certificates for shares of PhyCor Common Stock and cash in lieu of fractional shares, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this
Article 4. Certificates surrendered for exchange by any person constituting an "affiliate" of CareWise for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until PhyCor has received a written agreement from such person as provided in Section 7.11.

                  (e) No fractional shares of PhyCor Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional share of PhyCor Common Stock pursuant to Section 4.2(c), cash adjustments will be paid to holders in respect of any fractional share of PhyCor Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to such fractional proportion of the Average Price of a share of PhyCor Common Stock as defined in Section 4.2(a)(iii).

                  (f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of PhyCor Common Stock) that remains unclaimed by the former stockholders of CareWise one year after the Effective Time shall be delivered to the Surviving Corporation. Any former stockholders of CareWise who have not theretofore complied with this Article 4 shall thereafter look only to the Surviving Corporation for payment of their shares of PhyCor


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

Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on the PhyCor Common Stock deliverable in respect of each share of CareWise Common Stock or CareWise Preferred Stock, as the case may be, such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

                  (g) None of PhyCor, CareWise, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of CareWise Common Stock or CareWise Preferred Stock, as the case may be, for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                  (h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of PhyCor Common Stock and cash in lieu of fractional shares, and unpaid dividends and distributions on shares of PhyCor Common Stock as provided in Section 4.3(c), deliverable in respect thereof pursuant to this Agreement.

         4.4.  Adjustment of Exchange Ratio.

         In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of any of (a) the PhyCor Common Stock, (b) the CareWise Common Stock, or (c) the CareWise Preferred Stock shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction, the Exchange Ratio shall be appropriately adjusted.

                                    ARTICLE 5

         5.  Representations and Warranties of CareWise.

         Except as set forth in the schedules delivered to PhyCor at or prior to the execution hereof, which schedules shall reference a specific section of this
Article 5 (the "CareWise Schedules"), CareWise represents and warrants to PhyCor as of the date of this Agreement as follows:

         5.1. Existence; Good Standing; Corporate Authority. CareWise is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. CareWise is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the business as now conducted, or properties of CareWise and its Subsidiaries taken as a whole (with


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

the exclusion set forth in Section 10.15, a "CareWise Material Adverse Effect"). CareWise has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted. Each of CareWise's Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or partnership power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except where the failure to be so qualified would not have a CareWise Material Adverse Effect.

         5.2. Compliance with Law. Neither CareWise nor any of its Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which CareWise or any of its Subsidiaries or any of their respective properties or assets is subject, the violation of which would have a CareWise Material Adverse Effect. CareWise and its Subsidiaries have obtained all material licenses, permits and other authorizations currently required and have taken all material actions required by applicable law or governmental regulations in connection with their business as now conducted.

         5.3 Stockholder's Interests. To the knowledge of CareWise, the interests of CareWise are owned of record in the manner set forth in the CareWise Schedules. Except for the transactions contemplated by this Agreement, to the knowledge of CareWise, there are not any agreements or understandings among CareWise's stockholders with respect to the voting of its stock on any matter.

         5.4. Authorization, Validity and Effect of Agreements. CareWise has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. Subject only to the approval of this Agreement and the transactions contemplated hereby by (a) the holders of a majority of the outstanding shares of CareWise Common Stock and (b) the holders of two-thirds of the then outstanding Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, acting together as a single class, the consummation by CareWise of the transactions contemplated hereby has been duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of CareWise, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

         5.5. Capitalization. The authorized capital stock of CareWise consists of 15,000,000 shares of CareWise Common Stock and 5,500,000 shares of CareWise Preferred Stock. As of the date hereof, there were 3,107,313 shares of CareWise Common Stock, and 4,470,598 shares of CareWise Preferred Stock, issued and outstanding. CareWise has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into


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

or exercisable for securities having the right to vote) with the stockholders of CareWise on any matter. All issued and outstanding shares of CareWise Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate CareWise or any of its Subsidiaries to issue, transfer or sell any shares of capital stock of CareWise or any of its Subsidiaries. After the Effective Time, the Surviving Corporation will have no obligation to issue, transfer or sell any shares of capital stock of CareWise or the Surviving Corporation pursuant to any CareWise Benefit Plan (as defined in Section 5.15).

         5.6. Subsidiaries. CareWise owns directly or indirectly each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such CareWise Subsidiary) of each of CareWise's Subsidiaries. Each of the outstanding shares of capital stock of each of CareWise's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by CareWise free and clear of all liens, pledges, security interests, claims or other encumbrances.

         5.7. Other Interests. Except for interests in the CareWise Subsidiaries, neither CareWise nor any CareWise Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or entity.

         5.8. Defaults; No Violation. CareWise is not in default under, nor has any event occurred which, with notice or the lapse of time or action by a third party, could result in a default under, any Material Contract (as defined in Section 5.13) or under any provision of the Certificate of Incorporation or Bylaws of CareWise. Neither the execution and delivery by CareWise of this Agreement nor the consummation by CareWise of the transactions contemplated hereby in accordance with the terms hereof, will: (i) conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws of CareWise; (ii) result in a breach or violation of, a default under, or the triggering of any payment or other obligations pursuant to, or accelerate vesting under, the CareWise Option Plan, or any grant or award made under any of the foregoing; (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other obligations pursuant to, result in the creation of any lien, security interest, charge or encumbrance upon any of the properties of CareWise or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any Material Contract or any license, franchise or permit to which CareWise or any of its Subsidiaries is a party, or by which CareWise or any of its Subsidiaries or any of their respective properties is bound or affected which is material to the business of CareWise and its Subsidiaries taken as a whole; or (iv) other than the filings provided for in
Article 1, applicable federal, state and local regulatory filings, filings required under the Hart-


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

Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act, or applicable state securities and "Blue Sky" laws or filings in connection with the maintenance of qualification to do business in other jurisdictions (collectively, the "Regulatory Filings"), require any consent, approval or authorization of, or declaration, filing or registration with, any domestic governmental or regulatory authority.

         5.9. Financial Statements. Each of the consolidated balance sheets of CareWise as of March 31, 1997 and September 30, 1997 (including the related notes and schedules) fairly presents the consolidated financial position of CareWise and the CareWise Subsidiaries as of its date, and each of the consolidated statements of income, shareholders' equity (deficit) and cash flows of CareWise for the two years ended December 31, 1995, the three months ended March 31, 1996, the year ended March 31, 1997 and the six months ended September 30, 1997 (including any related notes and schedules) fairly presents the results of operations, shareholders' equity (deficit) or cash flows, as the case may be, of CareWise and the CareWise Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which are consistent with prior year audit adjustments, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein). Neither CareWise nor any of the CareWise Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of CareWise or in the notes thereto, prepared in accordance with generally accepted accounting principles consistently applied, except liabilities arising in the ordinary course of business since March 31, 1997.

         5.10. Litigation. There are no actions, suits or proceedings pending against CareWise or any of the CareWise Subsidiaries or, to the knowledge of the executive officers of CareWise, threatened against CareWise or any of the CareWise Subsidiaries, at law or in equity, or before or by any federal or state commission, board, bureau, agency or instrumentality.

         5.11. Court Orders, Decrees and Laws. There are no outstanding or, to the best of CareWise's knowledge, threatened orders, writs, injunctions or decrees of any court, governmental agency or arbitration tribunal against or affecting CareWise or its assets. CareWise is in compliance with all applicable federal, state and local laws, regulations and administrative orders which are material to the operation of its business, including, without limitation, matters relating to antitrust and anti-competitive practices, discrimination, employment, and health and safety, and has received since 1990 no notices of alleged violations thereof. No governmental authorities are presently conducting proceedings against CareWise and no such investigation or proceeding is pending or, to the knowledge of CareWise, being threatened.

     5.12. Absence of Certain Recent Changes. To the knowledge of CareWise, CareWise has not, since September 30, 1997, except in the ordinary course of business consistent with past practice:

           (a) incurred any indebtedness or other liabilities (whether accrued, absolute, contingent or otherwise), guaranteed any indebtedness or sold any of its assets in excess of $100,000;

           (b) suffered any damage, destruction or loss in excess of $100,000, to any of its tangible assets, whether or not covered by insurance;

           (c) increased the regular rate of compensation payable by it to any employee; or increased such compensation by bonus, percentage, compensation service award or similar arrangement theretofore in effect for the benefit of any of its employees, and no such increase is required;

           (d) established or agreed to establish any pension, retirement or welfare plan for the benefit of its employees not theretofore in effect;

           (e) suffered any change in its financial condition, assets, liabilities or business or suffered any other event or condition of any character which individually or in the aggregate has or might reasonably be expected to have a CareWise Material Adverse Effect;

           (f) experienced any labor organizational efforts, strikes or formal complaints or entered into any collective bargaining agreements with any union;

           (g) made any single capital expenditure which exceeded $100,000 or made aggregate capital expenditures which exceeded $500,000;

           (h) disposed of any of its assets having a value in excess of $100,000 or written down the value of any of its assets with a value prior to such write down of $100,000, or written off as uncollectible any of its accounts receivable, or revalued any of its assets;

           (i) paid, discharged, waived, or satisfied any claims, liabilities or obligations with an estimated value exceeding $100,000 (absolute, accrued, contingent or otherwise);

           (j) canceled any debts in excess of $100,000;

           (k) entered into, amended or terminated any Material Contract;

           (l) entered into a material transaction or made any change in any method of accounting or accounting practice;

           (m) canceled, or failed to continue, insurance coverages; or

           (n) agreed, whether in writing or otherwise, to take any action described in this Section 5.12.

         5.13. Material Contracts and Leases. The CareWise Schedules include a list of each contract, lease, sublease, agreement and other instrument to which CareWise or a Subsidiary is a party or are bound that is for an amount in excess of $100,000 or for a term in excess of twelve (12) months in duration, copies of which have been made available to PhyCor (a "Material Contract"). All such Material Contracts are in full force and effect, there has been no threatened cancellation thereof to the best of CareWise's knowledge, there are no outstanding disputes thereunder, each is with unrelated third parties and was entered into on an arms-length basis in the ordinary course of business and, assuming the receipt of the appropriate consents, all will continue to be binding in accordance with their terms after consummation of the transaction contemplated herein. There are no Material Contracts to which CareWise is a party or is bound which could inhibit or prevent CareWise in its ability to consummate the transactions contemplated herein. CareWise is not a party to or bound by any employment agreements or any agreements that contain any bonus, severance or termination pay liabilities or obligations or by any agreements to loan to or guarantee any loan to an employee. In every instance where consent is necessary with respect to a Material Contract, CareWise shall, on or before the Closing Date, obtain and deliver to PhyCor in writing, effective as of the Closing Date, such consents as are necessary to effect a valid and binding transfer or assignment so as to enable PhyCor to enjoy all of the rights now enjoyed by CareWise under such contracts. Said consent shall be in a form reasonably acceptable to PhyCor.

         5.14. Taxes. CareWise and each of its Subsidiaries (i) have timely filed all federal, state, local and foreign tax returns required to be filed by any of them for tax years ended prior to the date of this Agreement or requests for extensions have been timely filed and any such request shall have been granted and not expired, and all such returns are complete in all material respects, (ii) have paid or accrued all taxes shown to be due and payable on such returns, (iii) have properly accrued all such taxes for such periods subsequent to the periods covered by such returns and ending on or before the date hereof, and (iv) have not consented to the extension of any statute of limitations with respect to any tax years for federal income tax returns except as set forth in the CareWise Schedules. There are no tax liens on any of CareWise's assets except those with respect to taxes not yet due and payable. CareWise has not received notice of any pending tax examinations of CareWise's tax returns nor has CareWise received a revenue agent's report asserting a tax deficiency in the last twelve (12) months. There are not and will not be at the Closing Date, any claims pending for which CareWise has received notice or that have been asserted against CareWise for unpaid taxes by any federal, state or other governmental body. There is no tax sharing agreement that will require any payment by CareWise or any of the CareWise Subsidiaries after the Closing Date. CareWise has withheld from each payment made to employees of CareWise the amount of all taxes (including, but not limited to, federal, state and local income taxes and Federal Insurance Contribution Act taxes) required to be withheld therefrom, and has set aside all other employee contributions or payments required to be set aside with respect to such wages and has paid or will pay the same to, or has deposited or will deposit such payments with, the proper tax receiving officers or other appropriate authorities, except to the extent of any liabilities to be assumed by PhyCor hereunder.

         5.15. Employee Benefit Plans. All employee benefit plans and other benefit arrangements covering employees of CareWise and the CareWise Subsidiaries (the "CareWise Benefit Plans") and all employee agreements providing compensation, severance or other benefits to any employee or former employee of CareWise or any of its Subsidiaries are identified in the CareWise Schedules. True and complete copies of the CareWise Benefit Plans have been made available to PhyCor or will be made available to PhyCor prior to the Closing. The CareWise Benefit Plans comply, in all material respects, with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code and any CareWise Benefit Plan intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter issued by the Internal Revenue Service (the "IRS"). Neither CareWise, its Subsidiaries nor any ERISA Affiliate (as defined below) of CareWise maintains, contributes to or has in the past maintained or contributed to any benefit plan which is covered by Title IV of ERISA or Section 412 of the Code. Neither CareWise nor any of its Subsidiaries has incurred any material liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA with respect to any CareWise Benefit Plan. Each CareWise Benefit Plan has been maintained and administered substantially in compliance with its terms and with ERISA and the Code to the extent applicable thereto. To the knowledge of CareWise, there are no pending or anticipated material claims against or otherwise involving any of the CareWise Benefit Plans (excluding claims for benefits incurred in the ordinary course of CareWise Benefit Plan activities) and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of CareWise Benefit Plan activities) has been brought against or with respect to any such CareWise Benefit Plan. All contributions required to be made as of the date hereof to the CareWise Benefit Plans have been made or provided for. Neither CareWise nor any ERISA Affiliate of CareWise (during the period of its affiliated status and prior thereto, to the knowledge of CareWise) has contributed to, or been required to contribute to, any "multiemployer plan" (as defined in Sections 3(37) and 4001(a)(3) of ERISA). CareWise does not maintain or contribute to any plan or arrangement which provides or has any liability to provide life insurance or medical or other employee welfare benefits (within the meaning of Section 3(1) of ERISA) to any employee or former employee upon his retirement or termination of employment, and CareWise has never represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided, except for benefits mandated by applicable law, including, but not limited to, continuation coverage mandated by Section 4980B(f) of the Code or Part 6 of Subtitle B of Title I of ERISA. The execution of, and performance of the transactions contemplated in, this Agreement will not, in and, of themselves, constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan related thereto that will result in a material payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee. The only severance agreements or severance policies applicable to CareWise or its Subsidiaries are the agreements and policies specifically referred to in the CareWise Schedules (and, in the case of such agreements, the form of which is attached to the CareWise Schedules). No person who is employed by or performs services for CareWise or any of its Subsidiaries will


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

receive a payment in connection with the transactions contemplated by this Agreement that will result in a material liability under Section 4999 of the Code.

         For purposes of this Agreement, "ERISA Affiliate" means any business or entity that, together with CareWise, is treated as a single employer under
Section 414(b), (c), (m) or (o) of the Code; provided, however, that with respect to any provision of this Agreement relating to a "multiemployer plan" (as defined in Section 3(37) or Section 4001(a)(3) of ERISA, "ERISA Affiliate" means any business or entity that is under "common control" (within the meaning of Section 4001(a)(14) of ERISA) with CareWise.

         5.16. Labor Matters. Neither CareWise nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the executive officers of CareWise, threatened against CareWise or its Subsidiaries relating to their business. To the knowledge of the executive officers of CareWise, there are no organizational efforts with respect to the formation of a collective bargaining unit being made or threatened involving employees of CareWise or any of its Subsidiaries.

         5.17. Insurance. The CareWise Schedules include a list and brief description of all policies or binders of fire, liability, product liability, worker's compensation, health and other forms of insurance policies or binders currently in force insuring against risks which will remain in full force and effect at least through the Closing Date. The CareWise Schedules contain a description of all malpractice liability insurance policies of CareWise since 1990. Since 1990, CareWise has never filed a written application for any insurance coverage which has been denied by an insurance agency or carrier, and CareWise has been continuously insured for professional malpractice claims for at least the past seven (7) years. The CareWise Schedules also contain a list of all claims for any insured loss in excess of Ten Thousand Dollars ($10,000) per occurrence, filed by CareWise during the three (3) year period immediately preceding the Closing Date, including but not limited to, worker's compensation, general liability, environmental liability and professional malpractice liability claims. CareWise is not in default with respect to any provision contained in any such policy and has not failed to give any notice or present any claim under any such policy in due and timely fashion.

         5.18. Environmental Matters. CareWise is in compliance in all material respects with all federal, state and local environmental laws, rules, regulations, standards and requirements, including, without limitation, those respecting hazardous or biomedical materials and/or wastes. CareWise has not engaged in any storage, holding, release, emission, discharge, generation, processing, disposition, handling or transportation of any biomedical wastes or hazardous substances or materials, as defined in any applicable federal or state law or regulation from, into or on any portion of CareWise's premises.

         5.19. No Brokers. CareWise has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of CareWise or PhyCor to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that CareWise has retained BT Alex. Brown Incorporated, as its financial advisor, the arrangements with which have been disclosed in writing to PhyCor prior to the date hereof. Other than the foregoing arrangements, CareWise is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

         5.20. PhyCor Stock Ownership. Neither CareWise nor any of its Subsidiaries owns any shares of PhyCor Common Stock or other securities convertible into PhyCor Common Stock.

         5.21. Fraud and Abuse. Neither CareWise nor any of CareWise's officers, directors, or, to the knowledge of CareWise, any of CareWise's agents, affiliates or employees has engaged in any activities which are prohibited under U.S.C. Section 1320a-7b, or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations, including, but not limited to, knowingly or willfully soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration (a) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid or any other federal or state health care payment programs, or (b) in return for purchasing, leasing, ordering or arranging for or recommending purchasing, leasing or ordering any good, facility, service or item for which payment may be made in whole or in part by Medicare, Medicaid, or any other federal or state health care payment program.

         5.22. Pooling of Interests; Tax Reorganization. To the knowledge of the executive officers of CareWise, CareWise has not taken or failed to take any action which would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16, the interpretative releases issued pursuant thereto, and the pronouncements of the Securities and Exchange Commission (the "SEC"). To the knowledge of the executive officers of CareWise, CareWise has not taken or failed to take any action which would prevent the Merger from constituting a reorganization within the meaning of section 368(a) of the Code. The representations of CareWise contained in the tax certificate of CareWise attached as Exhibit 5.22 (the "CareWise Tax Certificate") are true and correct, and such representations are incorporated herein by reference.

         5.23. Intellectual Property. CareWise owns all right, title and interest in and to the computer software, computer hardware, operating system software, and telecommunications links, or has the requisite licenses necessary to operate the business of CareWise. CareWise has the right to consummate the transactions contemplated by this Agreement without violating or infringing upon any material rights of any third party and without material breach of any third-party license to CareWise, and there is currently no actual or, to the knowledge of CareWise, threatened suit by any third party based on an alleged violation, infringement or



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breach by CareWise. After the Effective Time, CareWise shall continue to have the right to use such computer software, computer hardware, operating system software, and telecommunications links after the transfer contemplated by this Agreement in the operation of the business. In addition, CareWise has investigated, and is reasonably satisfied, that the software used in its business will recognize dates for the year 2000 and beyond, and will not malfunction or abnormally cease to function as a result of the date change from the year 1999 to the year 2000.

                                    ARTICLE 6

         6. Representations and Warranties of PhyCor and Merger Sub.

         Except as set forth in the schedules delivered to CareWise at or prior to the execution hereof, which schedules shall reference a specific section of this Article 6 (the "PhyCor Schedules") or in the PhyCor Reports (as defined below), PhyCor and Merger Sub represent and warrant to CareWise as of the date of this Agreement as follows:

         6.1. Existence; Corporate Authority. Each of PhyCor and Merger Sub is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation. PhyCor is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the business, as now conducted, or properties of PhyCor and its subsidiaries taken as a whole (a "PhyCor Material Adverse Effect"). PhyCor has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted. The copies of PhyCor's Charter and Bylaws previously delivered to CareWise are true and correct.

         6.2. Authorization, Validity and Effect of Agreements. Each of PhyCor and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. The consummation by PhyCor and Merger Sub of the transactions contemplated hereby has been duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of PhyCor and Merger Sub, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

         6.3. Capitalization.

              (a) The authorized capital stock of PhyCor consists of 250,000,000 shares of PhyCor Common Stock and 10,000,000 shares of preferred stock, no par value (the "PhyCor Preferred Stock"). As of December 11, 1997, there were 64,530,414 shares of PhyCor Common Stock and no shares of PhyCor Preferred Stock issued and outstanding. Since such date, no additional shares of capital stock of PhyCor have been issued except pursuant to the exercise of options outstanding



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under PhyCor's stock option and employee stock purchase plans (the "PhyCor Stock
Option Plans"). PhyCor has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of PhyCor on any matter. All such issued and outstanding shares of PhyCor Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as contemplated by this Agreement, there are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate PhyCor to issue, transfer or sell any shares of capital stock of PhyCor.

                  (b) The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $.01 par value per share, all of which shares are issued and outstanding and owned by PhyCor. Notwithstanding any provisions to the contrary, PhyCor may, in its sole discretion, increase the number of shares of authorized Common Stock of Merger Sub and the number of shares of Common Stock of Merger Sub issued and outstanding owned by PhyCor. Merger Sub has not engaged in any activities other than in connection with the transactions contemplated by this Agreement.

         6.4. SEC Documents and Financial Statements. PhyCor has filed all reports required to be filed with the SEC since January 1, 1997 (collectively, the "PhyCor SEC Reports") and has previously furnished or made available to CareWise true and complete copies of all publicly available PhyCor SEC Reports. None of the PhyCor SEC Reports, as of their respective dates (as amended through the date hereof), contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets (including the related notes) included in the PhyCor SEC Reports presents fairly, in all material respects, the consolidated financial position of PhyCor and its subsidiaries as of the respective dates thereof, and the other related statements (including the related notes) included therein present fairly, in all material respects, the results of operations and the changes in financial position of PhyCor and its subsidiaries for the respective periods or as of the respective dates set forth therein, all in conformity with generally accepted accounting principles consistently applied during the periods involved, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein. All the PhyCor SEC Reports, as of their respective dates (as amended through the date hereof), complied in all material respects with the requirements of the Exchange Act and the applicable rules and regulations thereunder.

         6.5. No Brokers. PhyCor has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of CareWise or PhyCor to pay any finder's fee, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that PhyCor has retained Equitable Securities Corporation as its financial advisor, the arrangements


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

with which have been disclosed in writing to CareWise prior to the date hereof. Other than the foregoing arrangements, PhyCor is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

         6.6. CareWise Stock Ownership. PhyCor does not own any shares of CareWise Common Stock or other securities convertible into shares of CareWise Common Stock.

         6.7. PhyCor Common Stock. The issuance and delivery by PhyCor of shares of PhyCor Common Stock in connection with the Merger and this Agreement have been duly and validly authorized by all necessary corporate action on the part of PhyCor. The shares of PhyCor Common Stock to be issued in connection with the Merger and this Agreement, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

         6.8. Convertible Securities. PhyCor has no outstanding options, warrants or other securities exercisable for, or convertible into, shares of PhyCor Common Stock, the terms of which would require any anti-dilution adjustments by reason of the consummation of the transactions contemplated hereby.

         6.9. Pooling of Interests; Tax Reorganization. To the knowledge of the executive officers of PhyCor, PhyCor has not taken or failed to take any action which would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16, the interpretative releases issued pursuant thereto, and the pronouncements of the SEC. To the knowledge of the executive officers of PhyCor, PhyCor has not taken or failed to take any action which would prevent the Merger from constituting a reorganization within the meaning of section 368(a) of the Code. The representations of PhyCor contained in the tax certificate of PhyCor attached as
Exhibit 6.9 (the "PhyCor Tax Certificate") are true and correct, and such representations are incorporated herein by reference.

         6.10. Defaults; No Violation. PhyCor is not in default under, nor has any event occurred which, with notice or the lapse of time or action by a third party, could result in a default under, any material outstanding indenture, mortgage, contract, lease or agreement to which PhyCor is a party or by which PhyCor may be bound or under any provision of the Charter or Bylaws of PhyCor. Neither the execution and delivery by PhyCor of this Agreement nor the consummation by PhyCor of the transactions contemplated hereby in accordance with the terms hereof, will: (i) conflict with or result in a breach of any provisions of the Charter or Bylaws of PhyCor; (ii) result in a breach or violation of, a default under, or the triggering of any payment or other obligations pursuant to, or accelerate vesting under, any of its existing PhyCor Stock Option Plans, or any grant or award made under any of the foregoing; (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other obligations pursuant to, result in the creation of any lien, security interest,


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

charge or encumbrance upon any of the properties of PhyCor or its subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which PhyCor or any of its subsidiaries is a party, or by which PhyCor or any of its subsidiaries or any of their respective properties is bound or affected which is material to the business of PhyCor and its subsidiaries taken as a whole; or (iv) other than the filings provided for in Article 1, applicable federal, state and local regulatory filings, filings required under the HSR Act, the Exchange Act, the Securities Act, or any Regulatory Filings, require any consent, approval or authorization of, or declaration, filing or registration with, any domestic governmental or regulatory authority.

                                    ARTICLE 7

         7.   Covenants.

         7.1. Alternative Proposals. Prior to the Effective Time, CareWise agrees (a) that neither it nor any of its Subsidiaries shall, and it shall direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, CareWise or any of its Significant Subsidiaries (any such proposal or offer being hereinafter referred to as an "Alternative Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and it will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this Section 7.1; and (c) that it will notify PhyCor immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it.

         7.2.  Interim Operations.

               (a) Prior to the Effective Time, except as set forth in the CareWise Schedules or as contemplated by any other provision of this Agreement, unless PhyCor has consented in writing thereto, CareWise:

                    (i) Shall conduct its operations according to their usual, regular and ordinary course as heretofore conducted;



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

                    (ii) Shall preserve intact its business organization and goodwill, keep available the services of its key officers and employees and exercise reasonable efforts to maintain satisfactory relationships with those persons having business relationships with them;

                     (iii) Shall not amend its Certificate of Incorporation or Bylaws or comparable governing instruments (other than with respect to the proposed amendment to the Certificate of Incorporation amending
          Article 4.3.5(d)(iii), a copy of which is attached as part of the CareWise Schedules, as to which, as of the date hereof, consent currently is being solicited);

                     (iv) Shall promptly notify PhyCor of any material emergency or other material change in its condition (financial or otherwise), business, properties, assets, liabilities, prospects or the normal course of its business, any litigation or governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the occurrence of a CareWise Material Adverse Effect.

                      (v) Shall not (a) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof and disclosed pursuant to this Agreement, issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof,
          (b) grant, confer or award any option (other than with respect to options to acquire not more than 30,000 shares of CareWise Common Stock to new hires, which options are to be granted at exercise prices that are at least 90% of the fair market value of the CareWise Common Stock based on the implied value thereof assuming consummation of the Merger), warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock, (c) increase any compensation or enter into or amend any employment agreement with any of its present or future officers or directors, except for normal increases consistent with past practice and the payment of cash bonuses to officers pursuant to and consistent with existing plans or programs, or (d) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans;

                      (vi) Shall not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests or (ii) except in connection with the use of shares of capital stock to pay the exercise price or tax withholding in connection with its stock-based employee benefit plans, directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries, or make any commitment for any such action;

                       (vii) Shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of any material assets (including capital stock of Subsidiaries), except in the ordinary course of business; and


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


                       (viii) Shall use its best efforts to obtain, prior to the Closing, a waiver by Merck-Medco Managed Care, L.L.C. ("MMMC") of MMMC's rights, if any, that may be exercisable or arise as a result of the Merger under Sections 13.1(c), 14.4 and 15.1 of the Demand Management Services and Development Agreement, dated as of August 5, 1997, between MMMC and CareWise.

                  (b) Prior to the Effective Time, except as set forth in the PhyCor Schedules or as contemplated by any other provision of this Agreement, unless CareWise has consented in writing thereto, PhyCor:

                      (i) Shall promptly deliver to CareWise true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement;

                      (ii) Shall not redeem, purchase or otherwise acquire, or propose to redeem, purchase or acquire, a material amount of the outstanding PhyCor Common Stock;

                      (iii) Shall not declare or make any extraordinary distributions with respect to its capital stock, which distributions are individually, or in the aggregate, material;

                      (iv) Shall, to the extent consistent with its legal and contractual obligations promptly notify CareWise of any material change in the status of the proposed business combination with MedPartners, Inc.;

                      (v) Shall preserve intact its business organization and goodwill, keep available the services of its key officers and employees, and exercise reasonable efforts to maintain satisfactory relationships with those persons having business relationships with them; and

                      (vi) Shall promptly notify CareWise of any material emergency or other material change in its condition (financial or otherwise), business, properties, assets, liabilities, prospects or the normal course of its business or of any material litigation or governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the occurrence of a PhyCor Material Adverse Effect.

         7.3.     Approval of CareWise Stockholders; Irrevocable Proxies.

                  (a) CareWise will take all action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to convene a meeting of its stockholders or conduct a consent solicitation as promptly as practicable to consider and vote upon (or consent to, as the case may be) the approval of this Agreement and the transactions contemplated hereby. The Board of Directors of CareWise shall recommend such approval and CareWise shall take all lawful action to solicit such approval, including, without limitation, timely mailing the Proxy Statement/Prospectus (as defined in Section 7.7).


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                  (b) Each of the directors, officers and 5% stockholders of
CareWise shall deliver to PhyCor on the date hereof irrevocable proxies substantially in the form attached hereto as Exhibit 7.3.

         7.4. Filings; Other Action. Subject to the terms and conditions herein provided, CareWise and PhyCor shall: (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (b) use all reasonable efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and (c) use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of PhyCor and CareWise shall take all such necessary action.

         7.5. Inspection of Records. From the date hereof to the Effective Time, each of CareWise and PhyCor shall (i) allow all designated officers, attorneys, accountants and other representatives of the other reasonable access at all reasonable times to the offices, records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of CareWise and PhyCor and their respective Subsidiaries, as the case may be, (ii) furnish to the other, the other's counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of CareWise or PhyCor, as the case may be, to cooperate with the other in the other's investigation of the business of it and its Subsidiaries.

         7.6. Publicity. The initial press release relating to this Agreement shall be a joint press release and thereafter CareWise and PhyCor shall, subject to their respective legal obligations (including requirements of the Nasdaq National Market and regulatory bodies), consult with each other, and use reasonable efforts to agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any federal or state governmental or regulatory agency or with any national securities exchange with respect thereto.

         7.7. Registration Statement on Form S-4. PhyCor and CareWise shall cooperate and promptly prepare and PhyCor shall file with the SEC as soon as practicable a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the PhyCor Common Stock issuable in the Merger, a


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

portion of which Registration Statement shall also serve as the proxy or information statement with respect to the meeting of the stockholders of CareWise or consent solicitation thereof in connection with the Merger (the "Proxy Statement/Prospectus"). Each of the respective parties will cause those portions of the Proxy Statement/Prospectus and the Form S-4 related to it to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. PhyCor shall use all reasonable efforts, and CareWise will cooperate with PhyCor, to have the Form S-4 declared effective by the SEC as promptly as practicable. PhyCor agrees that the Proxy Statement/Prospectus and each amendment or supplement thereto at the time of mailing thereof and at the time of the meeting of stockholders of CareWise, or, in the case of the Form S-4 and each amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by PhyCor in reliance upon and in conformity with written information concerning CareWise furnished to PhyCor by or on behalf of CareWise specifically for use in the Proxy Statement/Prospectus. CareWise agrees that the written information concerning CareWise provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the meeting of stockholders of CareWise, or, in the case of written information concerning CareWise provided by CareWise for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No amendment or supplement to the Proxy Statement/Prospectus will be made by PhyCor or CareWise without the approval of the other party. PhyCor will advise CareWise, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the PhyCor Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

         7.8. Registration Statement on Form S-8. To the extent necessary to register such shares, PhyCor shall file a Registration Statement on Form S-8 for the shares of PhyCor Common Stock issuable with respect to the Replacement Options no later than ten business days following the Effective Date and shall keep such Registration Statement effective for so long as the Replacement Options remain outstanding.

         7.9. Listing Application. PhyCor shall promptly prepare and submit to the Nasdaq (or such other exchange on which the shares of PhyCor Common Stock shall then be listed) a listing application covering the shares of PhyCor Common Stock (and associated Rights) issuable in the Merger (including those shares referenced in

Section 7.8 hereof), and shall use its best efforts to obtain, prior to the Effective Time, approval for the listing of such PhyCor Common Stock (and associated Rights), subject to official notice of issuance.

         7.10. Further Action. Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Merger.

         7.11. Affiliate Letters. At least 30 days prior to the Closing Date, CareWise shall deliver to PhyCor a list of names and addresses of those persons who were, in CareWise's reasonable judgment, at the record date for its stockholders' meeting (or the date on which the requisite number of consents has been obtained) to approve the Merger, "affiliates" (each such person, an "Affiliate") of CareWise within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act. CareWise shall provide PhyCor such information and documents as PhyCor shall reasonably request for purposes of reviewing such list. CareWise shall use all reasonable efforts to deliver or cause to be delivered to PhyCor, prior to the Closing Date, from each of the Affiliates of CareWise identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit 7.11. PhyCor shall be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any PhyCor Common Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the PhyCor Common Stock, consistent with the terms of such Affiliate Letters.

         7.12. Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except as expressly provided herein and except that (a) the filing fees in connection with any required HSR Act filings shall be shared equally by CareWise and PhyCor and
(b) the filing fee in connection with the filing of the Form S-4 with the SEC, the expenses incurred in connection with printing and mailing of the Form S-4 and the Proxy Statement/Prospectus, respectively, and the fees associated with any audit that PhyCor may request be undertaken by CareWise shall be borne by PhyCor.

         7.13. Insurance; Indemnity.

               (a) PhyCor shall cause the Surviving Corporation to keep in effect provisions in its Charter and Bylaws providing for exculpation of director and officer liability and its indemnification of each director, officer, employee and agent thereof (each an "Indemnified Party") to the fullest extent permitted under the DGCL, which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Party's right of indemnification.

               (b) PhyCor shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 7.13.



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
               (c) The rights of each Indemnified Party hereunder shall be in addition to any other rights Indemnified Party may have under the Certificate of Incorporation or Bylaws of CareWise, under the DGCL or otherwise. The provisions of this Section shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

         7.14. Pooling; Reorganization. From and after the date hereof and until the Effective Time, neither PhyCor nor CareWise nor any of their respective subsidiaries or other affiliates shall (i) knowingly take any action, or knowingly fail to take any action, that would jeopardize the treatment of the Merger as a "pooling of interests" for accounting purposes; (ii) knowingly take any action, or knowingly fail to take any action, that would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code, including any action by PhyCor or CareWise with respect to their representations in Sections 6.9 and 5.22, respectively, that would cause such representations not to be true in all material aspects from and after the date hereof until the Effective Time; or (iii) enter into any contract, agreement, commitment or arrangement with respect to either of the foregoing. Following the Effective Time, PhyCor shall use its best efforts to conduct its business in a manner that would not jeopardize the characterization of the Merger as a "pooling of interests" for accounting purposes and as a reorganization within the meaning of Section 368(a) of the Code. CareWise and PhyCor agree to use their best efforts to deliver certificates substantially in the form of the CareWise Tax Certificate and the PhyCor Tax Certificate, respectively, to Perkins Coie in connection with the legal opinion to be rendered pursuant to Section 8.2(h).

         7.15. Supplemented CareWise Schedules. At least two business days prior to the Closing Date, CareWise shall deliver to PhyCor amended or supplemented CareWise Schedules reflecting any modifications thereto necessary to make its representations and warranties true and complete as of the Closing Date. PhyCor shall have the right, in its reasonable discretion, to either (i) accept the CareWise Schedules and close the Merger subject to such disclosures or (ii) reject the CareWise Schedules and exercise its right to terminate this Agreement to the extent provided in Section 9 hereof.

         7.16. Confidentiality. The parties shall, and shall cause their respective advisers and agents, to maintain the confidentiality of all non-public information furnished by another party in connection with this Agreement and shall, upon the termination of this Agreement, promptly return all such information to the party furnishing such information.

         7.17. CareWise Benefits Rollover. At Closing, and for a period of not less than one year thereafter, PhyCor, the Surviving Corporation and their affiliates shall provide employees of CareWise who become employed by PhyCor or the Surviving Corporation or any of their affiliates on the Closing Date or as a result of the transactions contemplated herein (the "Retained Employees") with employee benefit plans, policies, programs and arrangements that in the aggregate are not less favorable than those currently provided to such employees by CareWise. For purposes of all employee benefit plans, policies, programs and arrangements maintained or contributed to by PhyCor, the Surviving Corporation or any of their affiliates, PhyCor, the Surviving Corporation and their affiliates shall treat, and shall cause each such plan, policy, program or arrangement (in each case, once made available to Retained Employees) to treat, the Retained Employees' prior service with CareWise as service rendered to PhyCor, the Surviving Corporation and their affiliates for purposes of determining eligibility to participate and vesting thereunder. Likewise, for purposes of determining the amount of vacation, sick leave and similar benefits to which Retained Employees shall be entitled upon becoming employees of PhyCor, the Surviving Corporation or any of their affiliates, PhyCor, the Surviving Corporation and each of their affiliates shall treat each Retained Employee's entire period of employment with CareWise as if it had been employment with PhyCor, the Surviving Corporation and their affiliates.

         PhyCor, the Surviving Corporation and their affiliates shall waive, or shall cause to be waived, any and all pre-existing condition limitations and eligibility waiting periods under any health, dental, vision, disability, life insurance, cafeteria or similar plan, program or arrangement (once such plan, program or arrangement is made available to Retained Employees) with respect to
(a) Retained Employees who, immediately prior to the Closing Date, participated in such a plan, program or arrangement maintained or contributed to by CareWise, and (b) their eligible dependents.

         Nothing in this Section shall prevent PhyCor or the Surviving Corporation from amending or terminating any employee benefit plan of PhyCor, the Surviving Corporation or CareWise or any other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law.

         In the event that any payments become due to any shareholder, officer, or highly compensated individual of CareWise as a result of the transactions contemplated herein which, in the opinion of counsel for PhyCor may result in the imposition of an excise tax to any such person under section 4999 of the Code, CareWise shall use its best efforts to obtain the approval of such payments by its shareholders in a manner described in section 280G(b)(5) of the Code and Prop. Treas. Reg. Section 1.280G-1, Q/A 6.

                                    ARTICLE 8

         8.   Conditions.

         8.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

              (a) This Agreement and the transactions contemplated hereby shall have been approved in the manner required by applicable law, by the applicable regulations of the Nasdaq (or such exchange on which the shares of PhyCor Common Stock shall then be listed) and by any regulatory body, as the case may be, and by the requisite holders of the issued and outstanding shares of capital stock of CareWise, respectively.

                  (b) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

                  (c) Neither of the parties hereto shall be subject to any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement. In the event any such order or injunction shall have been issued, each party agrees to use its reasonable efforts to have any such injunction lifted.

                  (d) The Form S-4 shall have become effective and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Form S-4 shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and any necessary approvals under state securities laws relating to the issuance or trading of the PhyCor Common Stock to be issued to CareWise stockholders in connection with the Merger shall have been received.

                  (e) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time.

                  (f) PhyCor and CareWise shall each have received from KPMG Peat Marwick LLP an opinion in form and substance reasonably satisfactory to PhyCor and CareWise that the Merger will qualify for "pooling of interests" under applicable accounting standards.

                  (g) The PhyCor Common Stock to be issued to CareWise stockholders in connection with the Merger (including those shares referenced in Section 7.8 hereof) shall have been approved for listing on Nasdaq (or such exchange on which the shares of PhyCor Common Stock shall then be listed), subject only to official notice of issuance.

                  (h) PhyCor and CareWise shall have received an opinion of Perkins Coie to the effect that for federal income tax purposes (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; (ii) each of PhyCor, Merger Sub and CareWise will be a party to the reorganization within the meaning of Section 368(b) of the Code; (iii) no gain or loss will be recognized by CareWise, PhyCor or Merger Sub as a result of the Merger; and (iv) no gain or loss will be recognized by a stockholder of CareWise as a result of the Merger with respect to CareWise shares converted solely into PhyCor Common Stock (other than with respect to cash issued in lieu of fractional PhyCor Common Stock). In rendering such opinion, Perkins Coie shall receive and rely upon certain assumptions and upon representations contained in certificates of CareWise and PhyCor substantially in the form of the CareWise Tax Matters Certificate and the PhyCor Tax Matters Certificate, respectively, as well as representations of certain stockholders of CareWise.

         8.2. Conditions to Obligation of CareWise to Effect the Merger. The obligation of CareWise to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

              (a) PhyCor shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date, the representations and warranties of PhyCor and Merger Sub contained in this Agreement and in any document delivered in connection herewith shall be true and correct as of the Closing Date, and CareWise shall have received a certificate of the President or a Vice President of PhyCor, dated the Closing Date, certifying to such effect; provided however, that notwithstanding anything herein to the contrary, this Section 8.2(a) shall be deemed to have been satisfied even if such representations or warranties are not true and correct, unless the failure of any of the representations or warranties to be so true and correct has or would be reasonably likely to have a PhyCor Material Adverse Effect.

              (b) CareWise shall have been furnished with an opinion of PhyCor's Vice President and General Counsel, in form and substance satisfactory to CareWise, as to the matters set forth in Exhibit 8.2 attached hereto.

              (c) CareWise shall have been furnished as of the date hereof with the opinion of BT Alex. Brown Incorporated as to the fairness, from a financial point of view, of the consideration payable in connection with the Merger.

              (d) John E. Gebhart III, James O. Steeb, Michael B. Weitz and Craig S. Russell shall have entered into employment agreements with PhyCor substantially in the form of Exhibits 8.2(d)(i) through (iv), respectively.

              (e) From the date of this Agreement through the Effective Time, there shall not have occurred any event or condition that has or is reasonably likely to have a PhyCor Material Adverse Effect.

         8.3. Conditions to Obligation of PhyCor and Merger Sub to Effect the Merger. The obligations of PhyCor and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

               (a) CareWise shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date, the representations and warranties of CareWise contained in this Agreement and in any document delivered in connection herewith shall be true and correct as of the Closing Date, and PhyCor shall have received a certificate of the President or a Vice President of CareWise, dated the Closing Date, certifying to such effect; provided, however, that notwithstanding anything herein to the contrary, this Section 8.3(a) shall be deemed to have been satisfied even if such representations or warranties are not true and correct, unless the failure of any of the representations or warranties to be so true and correct would have or would be reasonably likely to have a CareWise Material Adverse Effect.

                  (b) PhyCor shall have been furnished with an opinion of Perkins Coie, counsel to CareWise, in form and substance satisfactory to PhyCor, as to the matters set forth in Exhibit 8.3 attached hereto.

                  (c) PhyCor shall have received a "comfort" letter from KPMG Peat Marwick LLP, of the kind contemplated by the AICPA Statement, dated the Closing Date, in form and substance reasonably satisfactory to PhyCor, in connection with the procedures undertaken by them with respect to the financial statements and other financial information of CareWise and its Subsidiaries contained in the Form S-4 and the other matters contemplated by the AICPA Statement and customarily included in comfort letters relating to transactions similar to the Merger or reasonably requested by PhyCor to be included therein.

                  (d) From the date of this Agreement through the Effective Time, there shall not have occurred any event or condition that has or is reasonably likely to have a CareWise Material Adverse Effect.

                                    ARTICLE 9

         9.   Termination.

         9.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the mutual consent of PhyCor and CareWise.

         9.2. Termination by Either PhyCor or CareWise. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either PhyCor or CareWise if (a) the Merger shall not have been consummated by July 31, 1998, or (b) the approval of CareWise's stockholders required by
Section 8.1(a) shall not have been obtained, or (c) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this clause (c) shall have used all reasonable efforts to remove such injunction, order or decree; and provided, in the case of a termination pursuant to clause (a) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by July 31, 1998.

         9.3. Termination by CareWise. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of CareWise, if (a) there has been a breach by PhyCor or Merger Sub of any representation or warranty contained in this Agreement which has or is likely to have a PhyCor Material Adverse Effect, or (b) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of PhyCor, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by CareWise to PhyCor.

         9.4. Termination by PhyCor. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of PhyCor, if (a) there has been a breach by CareWise of any representation or warranty contained in this Agreement which has or is reasonably likely to have a CareWise Material Adverse Effect, or (b) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of CareWise, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by PhyCor to CareWise.

         9.5. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 9, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 9.5 and Section 7.12 and except for the provisions of Sections 10.3, 10.4, 10.6, 10.8, 10.9, 10.12, 10.13 and 10.14.

         9.6. Extension; Waiver. At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE 10

         10.   General Provisions.

         10.1. Nonsurvival of Representations, Warranties and Agreements. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall be deemed to the extent expressly provided herein to be conditions to the Merger and shall not survive the Merger, provided, however, that the agreements contained in Article 4, Sections 7.8, 7.12, 7.13, and this Article 10 and the agreements delivered pursuant to this Agreement shall survive the Merger.

         10.2. Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission and by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

         If to PhyCor or Merger Sub:                   If to CareWise:

         Joseph C. Hutts                               John E. Gebhart III
         Chairman, President, and C.E.O.               Chairman, C.E.O., and President
         30 Burton Hills Blvd., Suite 400              701 Fifth Avenue, 26th Floor
         Nashville, Tennessee 37215                    Seattle, Washington 98104-7015
         Telephone:  (615) 665-7804 (direct)           Telephone:  (206) 749-1840
         Telephone:  (615) 665-7832 (assistant)        Facsimile:  (206) 749-1125
         Facsimile:  (615) 665-7444

         With a copy to:                               With a copy to:

         J. Chase Cole, Esq.                           Charles J. Katz, Jr., Esq.
         Waller Lansden Dortch & Davis, PLLC           Perkins Coie
         Nashville City Center                         1201 Third Ave., 40th Floor
         511 Union Street, Suite 2100                  Seattle, Washington 98101-3099
         Nashville, Tennessee  37219                   Telephone:  (206) 583-8888
         Telephone:  (615) 244-6380                    Facsimile:  (206) 583-8500
         Facsimile:  (615) 244-6804

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

         10.3. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of
Article 4 and Sections 3.1, 7.8, 7.13 and 7.15 nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         10.4. Entire Agreement. This Agreement, the Exhibits, the CareWise Schedules, the PhyCor Schedules and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

         10.5. Amendment. This Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, provided that no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         10.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of CareWise and PhyCor hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum.

         10.7. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

         10.8. Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

         10.9. Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

         10.10. Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

         10.11. Incorporation of Exhibits. The CareWise Schedules, the PhyCor Schedules and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

         10.12. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

         10.13. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Tennessee Court, this being in addition to any other remedy to which they are entitled at law or in equity.

         10.14. Subsidiaries. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner.

         10.15. Definition of CareWise Material Adverse Effect. Notwithstanding anything contained in this Agreement, the parties hereto expressly acknowledge that the definition of CareWise Material Adverse Effect shall exclude (a) variations in expectations regarding prospects consistent with historical fluctuations in prospects that occur in the ordinary course of business and (b) changes with respect to those matters identified in the CareWise Schedules with specific reference to this Section 10.15.

         IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                                          PhyCor, Inc.

ATTEST:

By:  /s/ Thompson S. Dent                 By:  /s/ Joseph C. Hutts
     ------------------------                  --------------------------------
     Thompson S. Dent,                         Joseph C. Hutts,
     Secretary                                 Chairman of the Board, President
                                               and Chief Executive Officer

                                          PhyCor/Health Merger Corp.

ATTEST:

By:  /s/ Thompson S. Dent                 By:  /s/ Joseph C. Hutts
     ------------------------                  --------------------------------
     Thompson S. Dent,                         Joseph C. Hutts,
     Secretary                                 President

                                          CareWise, Inc.

ATTEST:

By:  /s/ Michael B. Weitz                 By:  /s/ John E. Gebhart III
     ------------------------                  --------------------------------
     Michael B. Weitz,                          John E. Gebhart III,
     Secretary                                 Chairman of the Board, President
                                               and Chief Executive Officer

                                                                         Annex B


                               December 21, 1997


Board of Directors
CareWise, Inc.
701 Fifth Avenue, Suite 2600
Seattle, WA 98104-7015

Dear Board of Directors:

         CareWise, Inc. (the "Company") and PhyCor, Inc. (the "Buyer") propose to enter into an Agreement and Plan of Merger dated December 22, 1997 (the "Agreement"), pursuant to which a wholly owned subsidiary of the Buyer will be merged with and into the Company in a transaction (the "Merger") in which each outstanding share of the Company's common stock, par value $0.001, and each outstanding share of the Company's preferred stock, par value $0.001, (collectively, the "Company's Stock") will be converted into the right to receive a fraction of a share of the common stock of Buyer, no par value, ("Buyer Common Stock") equal to the quotient of 2,549,000 shares of Buyer Common Stock divided by the number of all of the shares of Company's Stock, warrants and options outstanding at the Closing, subject to adjustment as provided in the Agreement (the "Exchange Ratio"). We have assumed, with your consent, that the Merger will qualify for pooling-of-interests accounting treatment and as a tax free reorganization for federal income tax purposes. You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the Company's stockholders.

         BT Alex. Brown Incorporated ("BT Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the transaction described above and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. BT Alex. Brown regularly publishes research reports regarding the health care information technology industry and the businesses and securities of publicly owned companies in the health care services industry. In the ordinary course of business, BT Alex. Brown may actively trade the securities of the Buyer for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Buyer. Additionally, BT Alex. Brown has in the past acted as underwriter in public offerings of Buyer Common Stock and is currently providing financial advisory

CareWise, Inc.
December 21, 1997
Page 2

services to the Buyer in connection with Buyer's proposed acquisition of MedPartners, Inc.

         In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning the Company and Buyer and certain internal analyses and other information furnished to us by the Company. We have also held discussions with the members of the senior managements of the Company and the Buyer regarding the businesses and prospects of their respective companies and the joint prospects of the combined company. In addition, we have (i) reviewed the reported prices and trading activity for the Buyer Common Stock, (ii) compared certain financial and stock market information for the Company and Buyer with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combination which we deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

         We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of the Company and Buyer, we have assumed that such information reflects the best currently available judgments and estimates of the managements of the Company and Buyer as to the likely future financial performances of their respective companies. In addition, we have not made nor been provided with an independent evaluation or appraisal of the assets of the Company and Buyer, nor have we been furnished with any such evaluations or appraisals. In rendering this opinion, we have not been asked to consider, and we do not address, the relative merits of the Merger as compared to any alternative business transaction with third parties that might exist for the Company or the effect of any such other transactions in which the Company might engage. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter. We are not expressing any opinion as to the price or range of prices at which Buyer Common Stock may trade subsequent to the consummation of the Merger.

         The opinion expressed herein was prepared for the use of the Board of Directors of the Company and does not constitute a recommendation to the Company's stockholders as to how they should vote in connection with the Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to any proxy or registration statement distributed to the Company's stockholders in connection with the Merger.

CareWise, Inc.
December 21, 1997
Page 3



         Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Exchange Ratio is fair, from a financial point of view, to Company's stockholders.



                                             Very truly yours,


                                             BT ALEX BROWN INCORPORATED

                                                                         ANNEX C

                                 CAREWISE, INC.
                         SPECIAL MEETING OF STOCKHOLDERS
                            ___________________, 1998

                                      PROXY
                      THIS PROXY IS SOLICITED ON BEHALF OF
                    THE BOARD OF DIRECTORS OF CAREWISE, INC.

         The undersigned hereby appoints John E. Gebhart III and Michael B. Weitz and each of them, with full power of substitution, attorneys and proxies of the undersigned to vote the shares of Common Stock, par value $.001 per share, and Preferred Stock, par value $.001 per share, of CareWise, Inc. ("CareWise"), which the undersigned could vote, and with all power the undersigned would possess, if personally present at the Special Meeting of Stockholders of CareWise to be held at 701 Fifth Avenue, Suite 2600, Seattle, Washington, on _______________, 1998, at ___ a.m., local time, and at any adjournments or postponements thereof (the "Special Meeting"):

1. To approve and adopt the Agreement and Plan of Merger, dated as of December 22, 1997, attached as Annex A to the Prospectus--Proxy Statement that has been transmitted in connection with the Special Meeting, as well as the merger referred to therein, pursuant to which PhyCor/Health Merger Corp., a wholly-owned subsidiary of PhyCor, Inc., will merge with and into CareWise.

                           FOR      AGAINST     ABSTAIN

                        --------- ----------- ----------

              (CONTINUED AND TO BE DATED AND SIGNED ON OTHER SIDE)

                           (CONTINUED FROM OTHER SIDE)

2. In their discretion, to act upon any matters incidental to the foregoing and such other business as may properly come before the Special Meeting.

         This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this Proxy will be voted FOR Item 1 above. Any holder who wishes to withhold the discretionary authority referred to in Item 2 above should mark a line through the entire Item. Discretionary authority will not be used to vote in favor of adjournment.


                                    Receipt of the Prospectus-Proxy Statement dated ______________, 1998, is hereby acknowledged.

                                    Dated: __________, 1998

                                    Signature(s)

                                    ------------------------------------------
                                    (Please sign exactly and as fully as your name appears on your stock certificate. If shares are held jointly, each stockholder should sign.)

                                    PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY,
                                    USING THE ENCLOSED ENVELOPE. NO POSTAGE IS
                                    REQUIRED.

                                                                      ANNEX D

SS. 262. APPRAISAL RIGHTS

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value the shareholder's stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock in deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss.251 (other than a merger effected pursuant to ss.251 (g) of this title), ss.252, ss.254, ss.257, ss.258, ss.263 or ss.264 of this title.

         (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss.251 of this title.

         (2) Notwithstanding paragraph (1) of this subsection appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

         a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

         b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

         c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

         d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

         (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

         (d) Appraisal rights shall be perfected as follows:

         (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

         (2) If the merger or consolidation was approved pursuant to ss.228 or ss.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation into which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 120, L. '97, eff. 7-1-97.)

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (a) Article 8 of the Registrant's Amended Bylaws provides as follows:

         The Corporation may indemnify, and upon request may advance expenses to, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred in the action, suit or proceeding, despite the fact that such person has not met the standard of conduct set forth in Section 48-18-502(a) of the Tennessee Business Corporation Act (the "Act") or would be disqualified for indemnification under Section 48-18-502(d) of the Act, if a determination is made by the person or persons enumerated in Section 48-18-502(b) of the Act that the director or officer seeking indemnification is liable for (i) any breach of the duty of loyalty to the Corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (iii) voting for or assenting to a distribution in violation of the Act.

         Section 7 of the Registrant's Restated Charter provides as follows:

         The Corporation shall indemnify, and upon request shall advance expenses to, in the manner and to the full extent permitted by law, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer, or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an "indemnitee"). The indemnification provided herein shall not be deemed to limit the right of the Corporation to indemnify any other person for any such expenses to the full extent permitted by law, nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from the Corporation may have or hereafter acquire under this Charter or the Bylaws of the Corporation or under any agreement or vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office; provided, however, that the Corporation shall not indemnify any such indemnitee in connection with a proceeding (or part thereof) if a judgment or other final adjudication adverse to the indemnitee establishes his liability (i) for any breach of the duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (iii) under Section 48-18-304 of the Tennessee Business Corporation Act.

         (b) In addition to the foregoing provisions of the Amended Bylaws and Restated Charter of the Registrant, directors, officers, employees and agents of the Registrant may be indemnified by the Registrant, pursuant to the provisions of Section 48-18-501 et seq. of the Tennessee Code Annotated.

         (c) In addition, the Registrant maintains directors and officers liability insurance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)      Exhibits

   EXHIBIT
   NUMBER                       DESCRIPTION OF EXHIBITS
   -------                      -----------------------
     2          --    Agreement and Plan of Merger, dated as of December 22, 1997, by and among the Registrant, PhyCor/Health Merger Corp. and
                      CareWise, Inc. (included as Annex A to the Prospectus - Proxy
                      Statement filed as part of this Registration Statement)
     3.1        --    Restated Charter of the Registrant (a)
     3.2        --    Amendment to Restated Charger of Registrant (b)
     3.3        --    Amendment to Restated Charter of Registrant (c)
     4.1        --    Amended Bylaws of the Registrant (a)
     4.2        --    Form of Common Stock Certificate (d)
     4.3        --    Shareholder Rights Agreement, dated February 18, 1994, between the Registrant and First Union National Bank of North Carolina (e)
     5          --    Opinion of Waller Lansden Dortch & Davis, A Professional Limited
                      Liability Company
     8          --    Opinion of Perkins Coie LLP as to tax matters
    23.1        --    Consent of KPMG Peat Marwick LLP
    23.2        --    Consent of KPMG Peat Marwick LLP
    23.3        --    Consent of Waller Lansden Dortch & Davis, A Professional Limited
                      Liability Company (included in Exhibit 5)
    23.4        --    Consent of Perkins Coie LLP (included in Exhibit 8)
    24          --    Power of Attorney (included on page II-5)
    99          --    Form of Proxy (included as Annex C to the Prospectus - Proxy
                      Statement filed as a part of this Registration Statement)

---------------

(a) Incorporated by reference to the exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, Commission No. 0-19786.

(b) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-3, Registration No. 33-93018.

(c) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-4, Registration No. 33-66210.

(d) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-1, Registration No. 33-44123

(e) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 8-K dated February 18, 1994, Commission No. 0-19786.

         (b) Financial Statement Schedules

         All financial statement schedules are incorporated herein by reference to the Annual Report on Form 10-K for the year ended December 31, 1996.

ITEM 22. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (6) That every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on January 26, 1998.

                                    PHYCOR, INC.


                                    By:         /s/ Joseph C. Hutts
                                        --------------------------------------
                                                  Joseph C. Hutts
                                          Chairman of the Board, President and
                                              Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Joseph C. Hutts and John K. Crawford his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME                                                            TITLE                                 DATE
----                                                            -----                                 ----
  /s/ Joseph C. Hutts                          Chairman of the Board, President, Chief          January 26, 1998
----------------------------------------       Executive Officer (Principal Executive
Joseph C. Hutts                                        Officer) and Director

  /s/ John K. Crawford                      Chief Financial Officer (Principal Financial        January 26, 1998
----------------------------------------               and Accounting Officer)
John K. Crawford

  /s/ Ronald B. Ashworth                                      Director                          January 26, 1998
----------------------------------------
Ronald B. Ashworth

                                                              Director
----------------------------------------
Sam A. Brooks, Jr.

  /s/ Thompson S. Dent                        Executive Vice President, Operations and          January 26, 1998
----------------------------------------                      Director
Thompson S. Dent

  /s/ Winfield Dunn                                           Director                          January 26, 1998
----------------------------------------
Winfield Dunn

  /s/ C. Sage Givens                                          Director                          January 26, 1998
----------------------------------------
C. Sage Givens

  /s/ Joseph A. Hill, M.D.                                    Director                          January 26, 1998
----------------------------------------
Joseph A. Hill, M.D.

  /s/ Kay Coles James                                         Director                          January 26, 1998
----------------------------------------
Kay Coles James

  /s/ James A. Moncrief, M.D.                                 Director                          January 26, 1998
----------------------------------------
James A. Moncrief, M.D.

  /s/ Derril W. Reeves                        Executive Vice President, Development and         January 26, 1998
----------------------------------------                      Director
Derril W. Reeves

  /s/ Richard D. Wright                     Executive Vice President, Corporate Services        January 26, 1998
----------------------------------------                    and Director
Richard D. Wright

                                  EXHIBIT INDEX

   EXHIBIT
   NUMBER                      DESCRIPTION OF EXHIBITS
   -------                     -----------------------
     2     --   Agreement and Plan of Merger, dated as of December 22, 1997, by and among the Registrant, PhyCor/Health Merger Corp. and
                CareWise, Inc. (included as Annex A to the Prospectus - Proxy
                Statement filed as part of this Registration Statement)
     3.1   --   Restated Charter of the Registrant (a)
     3.2   --   Amendment to Restated Charger of Registrant (b)
     3.3   --   Amendment to Restated Charter of Registrant (c)
     4.1   --   Amended Bylaws of the Registrant (a)
     4.2   --   Form of Common Stock Certificate (d)
     4.3   --   Shareholder Rights Agreement, dated February 18, 1994, between the Registrant and First Union National Bank of North Carolina (e)
     5     --   Opinion of Waller Lansden Dortch & Davis, A Professional Limited
                Liability Company
     8     --   Opinion of Perkins Coie LLP as to tax matters
    23.1   --   Consent of KPMG Peat Marwick LLP
    23.2   --   Consent of KPMG Peat Marwick LLP
    23.3   --   Consent of Waller Lansden Dortch & Davis, A Professional Limited
                Liability Company (included in Exhibit 5)
    23.4   --   Consent of Perkins Coie LLP (included in Exhibit 8)
    24     --   Power of Attorney (included on page II-5)
    99     --   Form of Proxy (included as Annex C to the Prospectus - Proxy
                Statement filed as a part of this Registration Statement)

---------------

(a) Incorporated by reference to the exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, Commission No. 0-19786.

(b) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-3, Registration No. 33-93018.

(c) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-4, Registration No. 33-66210.

(d) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-1, Registration No. 33-44123

(e) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 8-K dated February 18, 1994, Commission No. 0-19786.